Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

PREMIER SUPPLY CHAIN IMPROVEMENT, INC.

(the “Purchaser”),

and

GNYHA HOLDINGS, LLC

(the “Seller”),

and

THE GUARANTORS NAMED HEREIN

Dated as of November 25, 2016

i

SCHEDULES AND EXHIBITS

Schedules

Disclosure Schedules:	Attached hereto by reference to the corresponding Sections of this Agreement

Exhibits

Exhibit A:	EBITDA Calculation Methodology

Exhibit B:	Employment Agreements

Exhibit C:	Form of Transition Services Agreement

Exhibit D:	Non-Competition and Non-Solicitation Agreements

Exhibit E:	Consulting Agreements

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (along with the exhibits and schedules hereto, this “Agreement”) is made as of November 25, 2016 by and among Premier Supply Chain Improvement, Inc., a Delaware corporation (the “Purchaser”), GNYHA Holdings, LLC, a New York limited liability company (the “Seller”), the Guarantor (as defined below) (solely for purposes of Sections 7 and 9.4 and the other provisions in which the Guarantor is named), and the Purchaser Guarantor (as defined below) (solely for purposes of Sections 7 and 9.5 and the other provisions in which Purchaser Guarantor is named). Certain terms used in this Agreement shall have the meaning ascribed to them in Section 10 hereof.

RECITAL

WHEREAS, the Seller is the beneficial and record owner of fifty percent (50%) of the issued and outstanding limited liability company membership interests (the “Innovatix Interests”) of Innovatix, LLC, a Delaware limited liability company (“Innovatix”);

WHEREAS, the Seller is the beneficial and record owner of one hundred percent (100%) of the issued and outstanding limited liability company membership interests (the “Essensa Interests,” and together with the Innovatix Interests, the “Membership Interests”) of Essensa Ventures, LLC, a New York limited liability company (“Essensa,” and together with Innovatix, each a “Company” and collectively, the “Companies”); and

WHEREAS, on the terms and subject to the conditions set forth herein, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Membership Interests.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the parties hereto agree as follows:

1. Purchase and Sale of Membership Interests. Subject to the terms and conditions of this Agreement and in reliance on the representations, warranties and covenants set forth herein, the Seller hereby agrees, at the Closing, to sell to the Purchaser, and the Purchaser hereby agrees, at the Closing, to purchase from the Seller, the Membership Interests, having the rights, privileges and preferences set forth in the Certificate of Formation of Innovatix, as amended to date and as filed with the Secretary of State of the State of Delaware, and the Articles of Organization of Essensa, as amended to date and as filed with the Secretary of State of the State of New York (collectively, the “Charters”), and that certain Limited Liability Company Operating Agreement by and among Innovatix and predecessors of the Purchaser and the Seller, dated May 31, 2002, as amended (the “Innovatix Operating Agreement”), and that certain Operating Agreement by and between Essensa and the Seller, dated December 24, 2013 (the “Essensa Operating Agreement”, and together with the Innovatix Operating Agreement, the “Operating Agreements”). The aggregate purchase price for the Membership Interests (the “Purchase Price”) shall be an amount equal to Three Hundred Twenty-Five Million Dollars ($325,000,000), of which Two Hundred Twenty-Seven Million Five Hundred Thousand Dollars ($227,500,000) of the Purchase Price shall be paid to the Seller at the Closing, and Ninety-Seven

Million Five Hundred Thousand Dollars ($97,500,000) (the “Deferred Purchase Price”) shall be paid to the Seller (i) on January 10, 2017, if the Closing Date is prior to January 10, 2017, or (ii) on the Closing Date, if the Closing Date occurs on or after January 10, 2017, in either case, by wire transfer in immediately available funds to the account of the Seller that the Seller shall have designated at least forty-eight (48) hours prior to such due date. The Purchase Price shall be subject to adjustment as set forth in Sections 2.1, 2.2, 2.3, 2.4 and 9 hereof; provided, however, the Deferred Purchase Price, when due and payable hereunder, shall not be subject to set off against any other amounts whatsoever, counterclaims or otherwise, including any amounts payable by the Seller to Purchaser hereunder (on account of any such adjustments or otherwise) or pursuant to any other Transaction Document. If the Deferred Purchase Price is not paid in full within three (3) Business Days after the date when it is due and payable hereunder, the full amount of the Deferred Purchase Price shall bear interest at the Default Rate from such due date until the payment in full of the Deferred Purchase Price and all accrued interest.

2. Closing; General. The closing (the “Closing”) shall take place at the offices of McDermott Will & Emery LLP, located at 340 Madison Avenue, New York, New York 10173, at 10:00 a.m. on the third (3rd) Business Day after satisfaction or waiver of all of the conditions set forth in Sections 6.2 and 6.4 hereof (other than those conditions which by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) (the “Closing Date”) or on such other date or at such other time or location as the Seller and the Purchaser shall mutually agree, and the Closing shall be deemed to occur at 12:01 a.m., Eastern Time, on the Closing Date. The Seller will sell to the Purchaser, and the Purchaser will purchase from the Seller, all of the Membership Interests on the Closing Date, in consideration of the payment by the Purchaser of the applicable portion of the Purchase Price on the Closing Date and the Deferred Purchase Price at such time as provided herein.

2.1 Estimated Closing Date Payment. For purposes hereof, “Estimated Closing Date Payment” shall mean an amount equal to (a) Three Hundred Twenty-Five Million Dollars ($325,000,000), (b) minus the amount of Indebtedness of the Company Parties shown on the Estimated Closing Statement to the extent any such Indebtedness is not paid and discharged at or prior to the Closing, (c) plus the amount of Cash of the Company Parties shown on the Estimated Closing Statement, (d) minus the amount of Company Transaction Expenses shown on the Estimated Closing Statement to the extent any Company Transaction Expenses are not paid and discharged at or prior to the Closing, (e) minus the amount, if any, by which the Net Working Capital as reflected on the Estimated Closing Statement is less than the Working Capital Target, (f) plus the amount, if any, by which the Net Working Capital as reflected on the Estimated Closing Statement exceeds the Working Capital Target, and (g) if the Closing Date is prior to January 10, 2017, minus the amount of the Deferred Purchase Price. The reductions and calculations set forth in clauses (b), (c), (d), (e) and (f) above shall be taken without duplication of any items in two or more of such clauses.

2.2 Payment of Adjustment Amount. Within five (5) Business Days after the final determination of the Final Closing Statement pursuant to Section 2.3:

(a) if the Estimated Closing Date Payment as finally determined and set forth on the Final Closing Statement (the “Final Closing Date Payment”) is less than the Estimated Closing Date Payment as set forth on the Estimated Closing Statement (the amount of such shortfall, the “Shortfall”), then the Seller shall pay to the Purchaser an amount equal to the Shortfall by wire transfer of immediately available funds to an account that the Purchaser shall have designated at least forty-eight (48) hours prior to the time for payment specified hereunder; or

(b) if the Final Closing Date Payment is greater than the Estimated Closing Date Payment as set forth on the Estimated Closing Statement (the amount of such excess, the “Excess”), then Purchaser shall pay to the Seller an amount equal to the Excess by wire transfer of immediately available funds to the account of the Seller as specified by the Seller at least forty-eight (48) hours prior to the time for payment specified hereunder.

2.3 Determination of Net Working Capital.

(a) Estimated Closing Statement. At least three (3) Business Days prior to the Closing, the Seller shall have delivered to the Purchaser a statement (the “Estimated Closing Statement”) setting forth the Seller’s reasonable and good faith best estimate, determined on a pro forma basis as of the Closing Date, of (i) the amount of Indebtedness of the Company Parties as of the Closing Date, (ii) the amount of Cash of the Company Parties as of the Closing Date, (iii) the amount of Company Transaction Expenses as of the Closing Date; (iv) an unaudited statement setting forth, in reasonable detail, the amounts of Adjusted Current Assets and Adjusted Current Liabilities as of the Closing Date and the resulting Net Working Capital as of the Closing Date and the amount, if any, by which the Net Working Capital as reflected on the Estimated Closing Statement is greater than or less than the Working Capital Target; and (v) the resulting Estimated Closing Date Payment in accordance with Section 2.1. The amounts and calculations set forth in the Estimated Closing Statement shall be determined in accordance with the applicable provisions and definitions herein and the calculation of the estimated Net Working Capital shall be prepared in accordance with the Accounting Methods.

(b) Preliminary Closing Statement. Within sixty (60) calendar days after the Closing Date, the Seller shall prepare, or cause to be prepared, and deliver to the Purchaser a statement (the “Preliminary Closing Statement”) setting forth the Seller’s good faith determinations of (i) the amount of Indebtedness of the Company Parties as of the Closing Date, (ii) the amount of Cash of the Company Parties as of the Closing Date, (iii) the amount of Company Transaction Expenses as of the Closing Date, (iv) an unaudited statement setting forth, in reasonable detail, the amounts of Adjusted Current Assets and Adjusted Current Liabilities as of the Closing Date and the resulting Net Working Capital as of the Closing Date and the amount, if any, by which the Net Working Capital as reflected on the Preliminary Closing Statement is greater than or less than the Working Capital Target, and (v) a resulting recalculation of the Estimated Closing Date Payment in accordance with Section 2.1 and Section 2.3(a).

(c) Objection to Preliminary Closing Statement. Within forty-five (45) calendar days after the Preliminary Closing Statement is delivered to the Purchaser pursuant to Section 2.3(b), the Purchaser shall complete its review of the items set forth on the Preliminary Closing Statement. If the Purchaser objects to the calculation of Net Working Capital, Indebtedness of the Company Parties, Cash of the Company Parties or Company Transaction Expenses as set forth in the Preliminary Closing Statement, then the Purchaser shall inform the

Seller on or prior to the last day of such forty-five (45) calendar day period by delivering a written notice to the Seller (a “Closing Statement Objection”) setting forth a specific description of the basis of the Closing Statement Objection and the adjustments to such items that the Purchaser believes should be made. If no Closing Statement Objection is delivered to the Seller within such forty-five (45) calendar day period, then the Purchaser shall be deemed to have accepted the Preliminary Closing Statement and such Preliminary Closing Statement shall constitute the Final Closing Statement.

(d) Response to Closing Statement Objection. If a Closing Statement Objection is delivered to the Seller pursuant to Section 2.3(c), then the Seller shall have fifteen (15) calendar days to review and respond to the Closing Statement Objection by delivering written notice to the Purchaser, specifying the scope of its disagreement with the information contained in the Closing Statement Objection. If no such written notice is delivered to the Purchaser within such fifteen (15) calendar day period, then the Seller shall be deemed to have accepted the Closing Statement Objection and the Preliminary Closing Statement delivered by the Seller as adjusted and modified by the Closing Statement Objection shall constitute the Final Closing Statement.

(e) Dispute Resolution Following Closing Statement Objection.

(i) Negotiation. If the Seller delivers a written notice to the Purchaser in response to a Closing Statement Objection pursuant to Section 2.3(d), then the Seller and the Purchaser shall promptly meet and attempt in good faith to resolve only those items which have been raised in the Closing Statement Objection and where Purchaser and Seller have yet to agree (the “Closing Statement Dispute”).

(ii) Resolution by Accounting Firm. If the Seller and the Purchaser are unable to resolve the Closing Statement Dispute within thirty (30) calendar days after the delivery of a Closing Statement Objection to the Seller, then at any time thereafter the Seller or the Purchaser may elect to have the Closing Statement Dispute resolved by a nationally recognized firm of independent public accountants reasonably acceptable to both the Seller and the Purchaser (the “Accounting Firm”), who shall, acting as experts and not as arbitrators, and only with respect to amounts remaining in dispute following such thirty (30) calendar day period that are submitted to the Accounting Firm, determine whether and to what extent, if any, the Indebtedness of the Company Parties, the Cash of the Company Parties, the Company Transaction Expenses and the Net Working Capital as derived from the Preliminary Closing Statement requires adjustment. In connection with the engagement of the Accounting Firm, each party shall execute reasonable engagement letters in the reasonable discretion of the respective parties and supply such other documents and information as the Accounting Firm reasonably requires. Except to the extent oral presentations are reasonably requested by the Accounting Firm, at which presentation a representative of the other party hereto shall be entitled to attend, the determination by the Accounting Firm of the amounts in dispute shall be based solely on written submissions by the Purchaser and the Seller, with a copy to the other party. The determination by the Accounting Firm of the amounts in dispute shall not involve the Accounting Firm’s independent review. Without limitation, each party may submit such additional data and information to the Accounting Firm as the Accounting Firm reasonably requests. Neither the Purchaser nor the Seller, nor any of their respective Affiliates, accountants, auditors and other representatives shall have any ex parte communications or meetings with the Accounting Firm regarding the subject matter hereof without the other party’s prior written consent. The Accounting Firm shall be instructed to use every reasonable effort to perform its services within thirty (30) calendar days after submission of the Closing Statement Dispute to it and, in any case, as soon as practicable after such submission. In resolving the Closing Statement Dispute, the Accounting Firm (A) shall base its determination upon the Accounting Methods and terms and conditions of this Agreement, and (B) shall not assign a value to any item greater than the greatest value for such item claimed by the Purchaser or the Seller, or less than the smallest value for such item claimed by the Purchaser or the Seller, as presented to the Accounting Firm pursuant hereto. The determination of the Accounting Firm shall be set forth in a written report (including sufficient explanation for the basis of each decision), shall be final and binding on the parties hereto and shall not be subject to dispute, appeal, litigation or challenge for any reason (other than in the event of manifest error). Judgment may be entered to enforce such determination set forth in the Accounting Firm’s report in any court of competent jurisdiction.

(iii) Payment of Fees of Accounting Firm. The Purchaser and the Seller will each be responsible for the fees and expenses of the Accounting Firm in inverse proportion as they may prevail on the matters resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted.

(f) Cooperation. Each party agrees that, from and after the Closing Date, it will not, and it will cause its Affiliates to not, take any actions with respect to the accounting books, records, policies and procedures of the Company Parties that would be reasonably expected to obstruct or prevent the preparation, review or evaluation of the Preliminary Closing Statement. Each party shall cooperate, and shall cause its Affiliates and designees to cooperate, with the other in the preparation, review and evaluation of the Preliminary Closing Statement, including the provision on a timely basis of access to its financial records, accounting personnel, advisers and all information reasonably necessary or useful in connection with the preparation, review and evaluation of the Preliminary Closing Statement. The Purchaser and its accountants shall have reasonable access to all relevant information, including, without limitation, all information used by the Seller in preparing the Estimated Closing Statement and the Preliminary Closing Statement, including the work papers of its accountants, but only to the extent that such work papers relate to items in the Estimated Closing Statement. The Seller and its accountants shall have reasonable access to all relevant information, including, without limitation, all information used by the Purchaser in preparing the Closing Statement Objection, including the work papers of its accountants, but only to the extent that such work papers relate to items in the Closing Statement Objection. Any such access shall be given in such a manner as to maintain the confidentiality of any confidential information, this Agreement and the transactions contemplated hereby and so as not to interfere unreasonably with the operation of each party or any of its Affiliates.

2.4 Earn-Out.

(a) Subsequent to the Closing, the Purchaser shall pay to the Seller, an amount of cash (the “Earn-Out Amount”) equal to:

(i) $18,500,000, if the Company Parties’ Adjusted EBITDA (as defined below) is greater than or equal to $60,100,000, but less than $62,600,000 during the period from July 1, 2016 through and including June 30, 2017 (the “Earn-Out Period”);

(ii) $21,125,000, if the Company Parties’ Adjusted EBITDA is greater than or equal to $62,600,000, but less than $65,300,000 during the Earn-Out Period;

(iii) $26,750,000, if the Company Parties’ Adjusted EBITDA is greater than or equal to $65,300,000, but less than $67,500,000 during the Earn-Out Period;

(iv) $32,375,000, if the Company Parties’ Adjusted EBITDA is greater than or equal to $67,500,000, but less than $69,700,000 during the Earn-Out Period;

(v) $38,000,000, if the Company Parties’ Adjusted EBITDA is greater than or equal to $69,700,000, but less than $73,100,000 during the Earn-Out Period; or

(vi) $43,000,000, if the Company Parties’ Adjusted EBITDA is greater than or equal to $73,100,000 during the Earn-Out Period;

provided, however, that in no event shall the aggregate Earn-Out Amount received by the Seller exceed Forty-Three Million Dollars ($43,000,000). For the avoidance of doubt, if the Company Parties’ Adjusted EBITDA during the Earn-Out Period is less than $60,100,000, the Earn-Out Amount for the Earn-Out Period shall be zero.

(b) Within ten (10) days after the Company Parties’ Adjusted EBITDA for the Earn-Out Period has been determined conclusively by the Purchaser and the Seller in accordance with Section 2.4(d), the Purchaser shall pay to Seller the Earn-Out Amount (the “Earn-Out Payment”) as set forth in Section 2.4(a). The Earn-Out Payment shall not be subject to set off against any other amounts whatsoever, counterclaims or otherwise, including any amounts payable by the Seller to Buyer hereunder or pursuant to any other Transaction Document. If the Earn-Out Payment is not paid in full within three (3) Business Days after the date when it is due and payable hereunder, the full amount of the Earn-Out Payment shall bear interest at the Default Rate from such due date until the payment in full of the Earn-Out Payment and all accrued interest.

(c) For purposes of this Agreement, “Company Parties’ Adjusted EBITDA” shall mean, with respect to the Earn-Out Period, the Company Parties’ net income (or loss) as calculated in accordance with the Accounting Methods and as adjusted pursuant to the adjustments described on Exhibit A attached hereto; provided that, in the event of a conflict between the Accounting Methods and the principles set forth on Exhibit A, the principles set forth on Exhibit A shall control. Notwithstanding the foregoing and anything to contrary herein, but subject to the Accounting Methods and the adjustments described on Exhibit A attached hereto, for purposes of calculating the Company Parties’ Adjusted EBITDA with respect to the Earn-Out Period:

(i) the Purchaser shall exclude all costs or expenses that are incurred by the Company Parties:

A) unless costs or expenses for such activities or reasonably similar activities were incurred by the Company Parties in the ordinary course of business prior to the Closing in comparable aggregate or individual amounts;

B) as a result of any allocation to the Business by the Purchaser or its Affiliates, including any allocation of corporate-level overhead of the Purchaser or its Affiliates for human resources, legal, accounting, corporate communications or any other costs or expenses; or

C) that are incurred in relation to or as a result of the Transactions (including all costs and expenses incurred in contemplation of such Transactions and costs and expenses incurred after the Closing related to implementing the Transactions, including any costs and expenses of the Company Parties under the Transition Services Agreement (other than the aggregate “Service Fees”, as defined in the Transition Services Agreement)), unless such cost or expense is approved in writing by the Seller.

(ii) the Purchaser shall include any new revenues of the Company Parties during the Earn-Out Period as a result of growth of the Business in the ordinary course of business by the Company Parties only, including revenue associated with any addition of participating members due to acquisitions of any third party group purchasing organization by the Company Parties; provided that, new revenue from the addition of participating members that were participating members of any acquired organizations shall only be included in the determination of the Company Parties’ Adjusted EBITDA to the extent such revenue is in excess of a baseline level of revenue attributable to such members or organizations for the 12 month period prior to such addition or acquisition, which baseline level shall be determined on a reasonable basis and mutually agreed, and if not mutually agreed, determined on the basis of the annualized revenue attributable to such members or organizations, as applicable, for such period; provided, that, for the avoidance of doubt, revenue of the Purchaser or its Affiliates (other than Company Parties) shall not be included in the calculation.

(iii) the Company Parties’ Adjusted EBITDA shall also include all revenues generated from administrative fees with respect to non-acute affiliates of United Iroquois Shared Services listed on Schedule 2.4(c)(iii) (collectively, the “UISS Transferred Entities”) that would have been recorded by a Company Party for the period prior to and during the Earn-Out Period had such UISS Transferred Entities been rostered to a Company Party (rather than to Seller or its Affiliates (other than the Company Parties)). To the extent a UISS Transferred Entity has not been rostered to a Company Party prior to the Closing Date, the Seller and its Affiliates shall cooperate with the Purchaser and the Company Parties to aid the Purchaser in rostering such UISS Transferred Entity to the appropriate Company Party as soon as practicable after the Closing Date. To the extent that Seller or its Affiliates (other than the Company Parties) prior to the Closing Date, collected or recognized, or after the Closing Date, collect or recognize, revenue generated from administrative fees with respect to a UISS Transferred Entity with respect to the Earn-Out Period, Seller shall remit to the Purchaser an amount equal to such revenue as soon as practicable thereafter;

(iv) it is expected that members of the Company Parties’ management will spend a reasonable amount of business time assisting the Purchaser and its Affiliates with planning for integration of the Company Parties into the Purchaser and its Affiliates and identifying synergies related thereto, and the Company Parties’ Adjusted EBITDA shall not be adjusted to reflect an allocation of compensation for such assistance by members of the Company Parties’ management, provided that the Company Parties’ Adjusted EBITDA shall be increased by the travel costs and expenses related thereto;

(d) Within one hundred and twenty (120) days after the end of the Earn-Out Period, but in no event less than ninety (90) days after the end of the Earn-Out Period, the Seller will prepare in good faith and submit to the Purchaser a statement (the “EBITDA Statement”) setting forth in reasonable detail the Seller’s calculation of the Company Parties’ Adjusted EBITDA for the Earn-Out Period in accordance with Section 2.4(c). Upon receipt of the EBITDA Statement, the Purchaser and its accountants will be given reasonable access upon reasonable notice to the Seller’s relevant books, records, workpapers and personnel during business hours for the purpose of verifying the Seller’s determination of the Company Parties’ Adjusted EBITDA. Any such access shall be given in such a manner as to maintain the confidentiality of any confidential information, this Agreement and the transactions contemplated hereby and so as not to interfere unreasonably with the operation of each party or any of its Affiliates. If the Purchaser has no objections in respect of the EBITDA Statement, the Purchaser may notify the Seller of its acceptance in writing any time within thirty (30) days after receiving the EBITDA Statement and this will be deemed the Purchaser’s acceptance of the Seller’s calculation as set forth in the EBITDA Statement. If the Purchaser has any objections in respect the EBITDA Statement, the Purchaser will notify the Seller in writing of its objections within thirty (30) days after receipt thereof and will set forth, in writing and in reasonable detail, the reasons for the Purchaser’s objections. If the Purchaser fails to deliver its notice of objections within thirty (30) days after receipt of the EBITDA Statement, the Purchaser will be deemed to have accepted the Seller’s calculation as set forth in the EBITDA Statement. If the Purchaser delivers a notice of objections within such thirty (30) day period, the Purchaser and the Seller will endeavor in good faith to resolve any disputed matters within (30) days after receipt of the Purchaser’s notice of objections. If the Purchaser and the Seller are unable to resolve the dispute regarding the Company Parties’ Adjusted EBITDA (the “Companies EBITDA Dispute”) within thirty (30) days after receipt of the Purchaser’s notice of objections, then at any time thereafter the Purchaser or the Seller may elect to have the Companies EBITDA Dispute resolved by the Accounting Firm, who shall, acting as experts and not as arbitrators, and only with respect to amounts that remain in dispute following such thirty (30) day period that are submitted to the Accounting Firm, determine the amount of the Company Parties’ Adjusted EBITDA for the Earn-Out Period. In connection with the engagement of the Accounting Firm, each party shall execute reasonable engagement letters in the reasonable discretion of the respective parties and supply such other documents and information as the Accounting Firm reasonably requires. Except to the extent oral presentations are reasonably requested by the Accounting Firm, at which presentation a representative of the other party hereto shall be entitled to attend, the determination by the Accounting Firm of the amounts in dispute shall be based solely on written submissions by the Seller and the Purchaser, with a copy to the other party. The determination by the Accounting Firm of the amounts in dispute shall not involve the Accounting Firm’s independent review. Without limitation, each party may submit such additional data and information to the Accounting Firm as the Accounting Firm reasonably requests. Neither the Seller nor the Purchaser, nor any of their respective Affiliates, accountants, auditors and other representatives shall have any ex parte communications or meetings with the Accounting Firm regarding the subject matter hereof without the other party’s prior written consent. The Accounting Firm shall be instructed to use every reasonable effort to perform its services within thirty (30) calendar days after submission of the Companies EBITDA Dispute to it and, in any case, as soon as practicable after such submission. In resolving the Companies EBITDA Dispute, the Accounting Firm (A) shall base its determination upon the terms and conditions of this Agreement, including with respect to the provisions of this Section 2.4, and (B) shall not assign a value to any item greater than the greatest value for such item claimed by the Seller or the Purchaser, or less than the smallest value for such item claimed by the Seller or the Purchaser, as presented to the Accounting Firm pursuant hereto. The determination of the Accounting Firm shall be set forth in a written report (including sufficient explanation for the basis of each decision), shall be final and binding on the parties hereto and shall not be subject to dispute, appeal, litigation or challenge for any reason (other than in the event of manifest error). Judgment may be entered to enforce such determination set forth in the Accounting Firm’s report in any court of competent jurisdiction. The Seller and the Purchaser will each be responsible for the fees and expenses of the Accounting Firm in inverse proportion as they may prevail on the matters resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted.

(e) Notwithstanding anything to the contrary in this Agreement or otherwise, the Seller and the Purchaser acknowledge and agree that:

(i) for purposes of enabling the Seller to achieve an Earn-Out Payment, throughout the Earn-Out Period, the Purchaser shall, and shall cause the Company Parties, as applicable, to (A) operate the Business as a separate division on a standalone basis in the ordinary course, consistent with past practice, except (I) as contemplated by the Transition Services Agreement, (II) as expressly contemplated by this Section 2.4, and (III) to the extent that an action or omission by a Company Party would be a violation of applicable Law with respect to any Company Party or any Affiliate thereof; (B) use reasonable efforts to maintain true, complete, accurate and separate accounting records (from the Purchaser and its other Affiliates) in order to accurately calculate the Company Parties’ Adjusted EBITDA for purposes of this Section 2.4, and which it shall make available for review, until the Company Parties’ Adjusted EBITDA for the Earn-Out Period is determined conclusively in accordance with Section 2.4(d), by the Seller and its representatives upon reasonable notice; (C) provide the current members of the Company Parties’ senior management with the authority to manage the ordinary course business and affairs of the Company Parties, including the general authority to make all material decisions pertaining to the ordinary course of the operation of the Company Parties (which ordinary course operation shall not include, among other actions, (x) material changes in the strategic direction of the Business, (y) acquisitions or dispositions of material assets outside the ordinary course of business, or (z) net increases or decreases in headcount of more than nine (9) individuals (excluding the effect of resignations, other than constructive discharges) unless the Company Parties’ senior management failed to use commercially reasonable efforts to fill the resulting vacancy in a timely manner); (D) consult with the Seller prior to taking any material action over which the Company Parties’ senior management would not have authority pursuant to clause (C); (E) refrain from taking actions, the primary purpose of which is to, or are intended to, diminish the amount of the Earn-Out Payment, including postponing to any periods following the Earn-Out Period any revenues that would otherwise be expected to occur during the Earn-Out Period or accelerating to any periods prior to the expiration of the Earn-Out Period any costs or expenses that would otherwise be expected to occur, or that otherwise relate to the period, after the expiration of the Earn-Out Period; and (F) consult with the Seller prior to taking any material action that would reasonably be expected to diminish the amount of the Earn-Out Payment, including postponing to any periods following the Earn-Out Period any revenues that would otherwise be expected to occur during the Earn-Out Period or accelerating to any periods prior to the expiration of the Earn-Out Period any costs or expenses that would otherwise be expected to occur, or that otherwise relate to the period, after the expiration of the Earn-Out Period; provided, however, that in the event the Seller opposes the taking of, and the Purchaser, its Affiliates or any of the Company Parties nevertheless takes, any such action described in clause (D) or clause (F), the Purchaser and the Seller shall work together in good faith to determine an appropriate adjustment to the Company Parties’ Adjusted EBITDA to exclude the effect of such action described in clause (D) or (F), as the case may be, and in no event shall the Seller shall have the right or ability or be entitled to, and the Seller hereby waives its right to, enjoin the taking of such action, whether by a decree of specific performance or any temporary, preliminary or permanent injunctive relief. For the avoidance of doubt, if the Purchaser, its Affiliates or any of the Company Parties, incur a cost or expense that is to be excluded from the calculation of Company Parties’ Adjusted EBITDA by Section 2.4(c)(i) (including a cost or expense contemplated by clause (E) above or clause (D) or (F) above that is not approved by the Seller), the Purchaser, its Affiliates or any of the Company Parties may incur such restricted cost or expense so long as all amounts related thereto are excluded from the calculation of the Company Parties’ Adjusted EBITDA; and

(ii) the possibility of receiving the Earn-Out Payment comprises a material inducement for the Seller to enter into this Agreement; provided, however, the Seller acknowledges that the Earn-Out Payment is speculative in nature, is subject to numerous factors outside the control of the Purchaser, there is no assurance that the Seller will receive any Earn-Out Payment and the Purchaser has neither promised nor projected any Earn-Out Payment.

(f) For purposes of enabling the Seller to achieve an Earn-Out Payment, during the Earn-Out Period, the Purchaser shall, and shall cause its Affiliates to promptly apply an appropriate credit for commissions and fees payable to the Company Parties in respect of group purchasing services performed by the Company Parties in conjunction with the Purchaser and its Affiliates pursuant to and consistent with the terms of the underlying agreements regarding such group purchasing services.

2.5 Retention Bonus Payment. In the event that (a) the Company Parties’ Adjusted EBITDA (as conclusively determined in accordance with Section 2.4(d)) is greater than or equal to Sixty Million One Hundred Thousand Dollars ($60,100,000), (b) it has been finally determined that any employee identified on Schedule 2.5 is required under his or her

Employment Agreement (as in effect as of the Closing and as set forth on Exhibit C) to be paid a Retention Bonus Payment (as defined in such Employment Agreement), and (c) such Retention Bonus Payment is paid to such employee, the Seller shall pay to the Purchaser an amount of cash equal to one hundred percent (100%) of such Retention Bonus Payment within five (5) Business Days after receipt by the Seller from the Purchaser of written notice of and evidence that such Retention Bonus Payment has been fully and finally paid to any such employee; provided that in no event shall the aggregate amount of the Retention Bonus Payment paid by the Seller pursuant to this Section 2.5 exceed Three Million Dollars ($3,000,000).

3. Representations and Warranties Regarding the Company Parties.

In order to induce the Purchaser to enter into this Agreement and consummate the Transactions, except as expressly disclosed on the corresponding Disclosure Schedule delivered to the Purchaser and attached hereto (the “Disclosure Schedules”), the Seller hereby represents and warrants to the Purchaser that the following statements are true and correct:

3.1 [Intentionally omitted].

3.2 Organization and Standing; Authority. Innovatix is a limited liability company, duly formed and validly existing under the Laws of the State of Delaware, and has the requisite limited liability company power and authority to conduct its business as presently conducted, to execute, deliver and perform its obligations under this Agreement, and to carry out the Transactions. Essensa is a limited liability company, duly formed and validly existing under the Laws of the State of New York, and has the requisite limited liability company power and authority to conduct its business as presently conducted, to execute, deliver and perform its obligations under this Agreement, and to carry out the Transactions. The Subsidiaries are limited liability companies, duly formed and validly existing under the Laws of the State of Delaware, and have the requisite limited liability company power and authority to conduct their business as presently conducted. The Company Parties have all material licenses, certificates, permits, franchises, approvals, registrations, clearances, consents, authorizations, and other like items or similar rights of, issued by or obtained from a Governmental Authority (“Permits”) necessary to own and operate their Properties and to carry on the Business as presently conducted. Each of the Company Parties is duly qualified to do business as a foreign company and is in good standing in each jurisdiction where the ownership or operation of their Properties or the conduct of the Business requires such qualification, except for those jurisdictions where the failure to be so qualified would not have a Material Adverse Effect, including each of the jurisdictions set forth on Schedule 3.2. The Seller has furnished to the Purchaser true and complete copies of the Charters and the Operating Agreements and the other governing documents, all as amended to date and presently in effect, of the Company Parties. None of the Company Parties is in violation, breach or default in any material respect of its governing documents, including the Charters and the Operating Agreements.

3.3 Capitalization. Other than the fifty percent (50%) of the issued and outstanding limited liability company membership interests of Innovatix held by the Purchaser, the entire authorized membership interests of the Companies consist of the Membership Interests issued to the Seller. The Membership Interests, which constitute the only issued and outstanding membership interests or other equity interests of the Companies, other than the fifty percent

(50%) of the issued and outstanding limited liability company membership interests of Innovatix held by the Purchaser, are owned beneficially and of record by the Seller, are free and clear of all Liens (other than restrictions on transfer arising under the Securities Act, state securities Laws and the applicable Operating Agreements), have been duly authorized, are validly issued and fully paid and were issued in compliance with applicable federal and state securities Laws and in compliance with the Charters and the Operating Agreements and any other governing documents of the Companies in effect at such time. No Membership Interests have been issued in violation of preemptive or similar rights. There are no outstanding or authorized options, warrants, membership interest appreciation or phantom equity rights, restricted membership interests, purchase rights, subscription rights, preemptive rights, rights of first refusal, registration rights, conversion rights, exchange rights, or other agreements that require the Companies to issue, sell, or otherwise cause to become outstanding any of its membership interests or other equity interests. The Companies are not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any membership interests or equity interests of the Companies or any interest therein or to or make any distribution in respect thereof. No Person is entitled to any rights with respect to the registration of any securities of the Companies under the Securities Act of 1933, as amended (the “Securities Act”). The Companies do not have any declared and unpaid distributions (whether payable in cash, securities, or other consideration) that will not be paid prior to Closing.

3.4 Subsidiaries. All of the Subsidiaries, direct and indirect, of the Companies are listed on Schedule 3.4. Schedule 3.4 also lists (a) the jurisdiction of incorporation or formation of each such Subsidiary, (b) each state or other jurisdiction in which each such Subsidiary is, or is required to be, licensed or qualified to do business, if any, and (c) the entire authorized stock or other ownership interests of each such Subsidiary and the record and beneficial owner of such stock or other ownership interests, all of which have been duly authorized, are validly issued and fully paid, and have been issued without violation of any preemptive right or other right to purchase. Innovatix owns, directly or indirectly, all of the stock or other ownership interests of the Subsidiaries listed, or required to be listed, on Schedule 3.4, free and clear of all Liens (other than restrictions on transfer arising under the Securities Act, state securities Laws and the applicable Operating Agreements). There are no other stock or other ownership interests in any Subsidiary listed, or required to be listed, on Schedule 3.4 or outstanding securities convertible or exchangeable into stock or other ownership interests of any such Subsidiary, and there are no options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that could require any such Subsidiary to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem stock or other ownership interests in any such Subsidiary. There are no outstanding or authorized equity appreciation, phantom appreciation, profit participation, or similar rights with respect to any Subsidiary listed, required to be listed, on Schedule 3.4. There are no voting trusts, proxies, or other contracts with respect to the voting of the stock or other ownership interests of any such Subsidiary. Neither the Companies nor any Subsidiary owns or holds any stock, partnership interest, joint venture interest or other equity ownership interest (other than the interests of the Subsidiaries listed or required to be listed on Schedule 3.4 that are owned by a Company) or the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person.

3.5 Authority for Agreement; No Conflicts.

(a) The execution, delivery and performance by each Company Party of the Transaction Documents to which it is a party, and the consummation by each Company Party of the Transactions, have been duly authorized by all necessary limited liability company action. Assuming the due authorization, execution and delivery of this Agreement by the Purchaser this Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing the availability of equitable remedies. The execution and delivery by each Company Party of each Transaction Document to which it is party, and the performance by each Company Party of the Transactions to which it is a party, will not conflict with or violate the Charter or Operating Agreement of such Company Party.

(b) The execution and delivery by each Company Party of each Transaction Document to which it is party, and the performance by each Company Party of the Transactions to which it is a party, (i) subject to the filings required to be made after the date hereof under applicable state or federal securities Laws, will not violate any Law applicable to the Company Party and (ii) except as set forth on Schedule 3.5(b), will not conflict with or result in a breach of any term, condition or provision of, constitute a default under, give any third party the right to accelerate any obligation under, result in a violation of, or require any authorization, consent, approval or other action by a Person under any Material Contract or any Material Member and Vendor Contract or, result in the creation or imposition of any Lien upon any of its Properties, or the suspension, revocation, impairment, forfeiture, or non-renewal of any material Permit applicable to a Company Party, its business or operations, or any of its Properties, except in the case of each of clauses (i) and (ii) for such violations, conflicts, breaches, defaults or other rights that would not reasonably be expected to be material to the operation of the Company Parties, taken as a whole.

3.6 Consents and Approvals. Except for filings required to be made after the date hereof under applicable state or federal securities Laws, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Company Parties in connection with the consummation of the Transactions.

3.7 Litigation. Except as set forth on Schedule 3.7, no Action is pending or, to the Seller’s Knowledge, currently threatened against a Company Party or any of their officers, or to the Seller’s Knowledge, any of the Company Party’s managers or Employees, which is related to the Business or operations of the Company Parties that would, if adversely determined, be reasonably expect to be material to the Company Parties take as a whole, or related to the consummation of the Transactions. None of the Company Parties is a party or subject to the provisions of any Order of any Governmental Authority. There is no Action by the Company Parties currently pending or that the Company Parties have threatened to initiate during the twelve (12) month period prior to the date hereof.

3.8 Financial Statements.

(a) Schedule 3.8(a) includes: (i) the unaudited, consolidated balance sheets, statements of income, changes in members’ equity and statements of cash flows of Innovatix and its Subsidiaries for the nine (9) month period ended September 30, 2016; (ii) the unaudited balance sheet, statement of income and statement of cash flows of Essensa for the nine (9) month period ended September 30, 2016 (clauses (i) and (ii) collectively, the “Latest Balance Sheets”); (iii) the audited, consolidated balance sheets, statements of income, changes in members’ equity and statements of cash flows of Innovatix and its Subsidiaries as of December 31, 2014 and December 31, 2015, and (iv) the unaudited balance sheet and statement of income of Essensa as of December 31, 2014 and December 31, 2015 (clauses (i) – (iv) collectively, the “Financial Statements”). Except as set forth in Schedule 3.8(a), the Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), consistently applied throughout the periods indicated, and present fairly, in all material respects, the financial condition and results of operations of the applicable Company Party as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from normal year-end adjustments. The Company Parties maintain and have maintained a standard system of accounting established and administered in accordance with GAAP.

(b) Absence of Undisclosed Liabilities. The Company Parties do not have any material debts, claims, commitments, obligations or liabilities of any nature (whether matured or unmatured, asserted or unasserted, fixed or contingent, accrued, absolute, liquidated or otherwise) that would, in accordance with GAAP, be required to be disclosed on a balance sheet of the applicable Company Party, other than (i) those set forth or adequately provided for in the Financial Statements, (ii) those incurred in the ordinary course of business since the date of the Latest Balance Sheet consistent with prior practice, (iii) those set forth on the Schedule 3.8(b), (iv) those incurred in connection with the execution of this Agreement as provided in this Agreement and the Transaction Documents and (v) otherwise disclosed in this Agreement or any Schedule hereto.

(c) Except as set forth on Schedule 3.8(c), none of the Company Parties, the Seller or their respective Affiliates has received written notice from such Person’s accountants of any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company Parties.

3.9 Absence of Liabilities; Material Adverse Effect. Except as set forth on Schedule 3.9 hereto, since the date of the Latest Balance Sheets until the date hereof, there has been: (i) no Material Adverse Effect; (ii) no waiver of any material valuable right of any Company Party or cancellation of any material debt or claim held by any Company Party; (iii) no loan by any Company Party to any of its or its Affiliates’ officers, managers, Employees or security holders, or any agreement or commitment therefor (except in connection with the advancement of business expenses to employees of the Company Parties in the ordinary course), (iv) no increase, direct or indirect, in the compensation paid or payable to any officer, employee or manager (other than base salary or incentive compensation increases in the ordinary course of business and consistent with past practice or pursuant to existing agreements or arrangements);

(v) no material loss, destruction or damage to any Property of the Company Parties, whether or not insured; (vi) no work stoppage, work slowdown or strike involving any Employees; (vii) no acquisition or disposition of any material assets (or any contract or arrangement therefor, other than as contemplated by the Transactions) otherwise than for fair value in the ordinary course of business and consistent with past practice; (viii) no material change or amendment to any Material Contract or any Material Member and Vendor Contract; (ix) no written or, to the Seller’s Knowledge, oral notice of termination of a Material Contract or any Material Member and Vendor Contract by any party thereto; (x) no sale, assignment, transfer or grant of any exclusive license with respect to any material Company Owned IP otherwise than for fair value in the ordinary course of business and consistent with past practice; (xi) no establishment or adoption of any new Employee Benefit Plan or termination or changes made to any Employee Benefit Plan, in each case other than changes made in the ordinary course of business or pursuant to existing agreements or arrangements or as required to comply with applicable Law, and (xii) except as contemplated by the Transactions, no agreement or understanding, whether in writing or otherwise, for any Company Party to take any of the actions specified in paragraphs (i) through (xi).

3.10 Assets and Properties.

(a) The Company Parties do not own, and have never owned, any real property. Except as set forth on Schedule 3.10(a), the Company Parties have good title to or a valid leasehold or license interest in all tangible personal properties that are used in or necessary for the conduct of the Business, except for such tangible personal property that is used by GNYHA Management Corporation in performing its obligations under the Transition Services Agreement.

(b) The real estate listed on Schedule 3.10(b) constitutes all of the real property leased, subleased or licensed by the Company Parties, together with all land, buildings, structures, improvements, fixtures and other interests in real property, and all easements, rights of way and other appurtenances thereunto belonging or appertaining, and all rights and privileges under the Leases related thereto (the “Leased Real Property”). Schedule 3.10(b) also sets forth a list of all leases, subleases, licenses and other agreements pursuant to which the Company Parties hold any Leased Real Property (collectively, including all amendments and modifications thereto, the “Real Property Leases”). Except as set forth on Section 3.10(b), (i) to the Seller’s Knowledge, there are no material violations of zoning, building, health, traffic, sewer/septic, flood control, fire safety, handicap ordinances or other applicable Laws with respect to such Leased Real Property and (ii) to the Seller’s Knowledge, all material improvements making up the Leased Real Property, including, without limitation, the mechanical systems, HVAC systems, plumbing, electrical, security, utility and sprinkler systems (the “Leasehold Improvements”), are in reasonable, working condition, subject only to normal, scheduled maintenance, are reasonably sufficient for the operation of such Leased Real Property for its current use and, to the Seller’s Knowledge, there are no material structural or other physical defects or deficiencies in the condition of such Leasehold Improvements.

(c) With respect to each Real Property Lease, (i) the Company Parties hold a valid and existing leasehold interest thereunder, (ii) the Company Parties’ possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed during the twelve (12) months prior to the date hereof, and there are no current disputes with respect to such Real Property Lease, (iii) no security deposit or portion thereof deposited with respect to such Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been redeposited in full, (iv) the Company Parties do not owe, nor will they owe in the future, any brokerage commissions or finder’s fees with respect to such Real Property Lease, (v) the Company Parties have not subleased, licensed or otherwise granted any other party the right to use or occupy such Leased Real Estate or any portion thereof, (vi) the Company Parties have not collaterally assigned or granted any security interest in such Real Property Lease or any interest therein, and (vii) the Company Parties are not in default in any material respect under such Real Property Lease, and, to the Seller’s Knowledge, no other party to such Real Property Lease is in default under such Real Property Lease and to the Seller’ Knowledge, no conditions exist or events have occurred which, with the giving of notice or passage of time, or both, would constitute a default by either the Company Parties under such Real Property Lease. Except as set forth on Schedule 3.10(c), the Leased Real Property constitutes all of the real property and Leasehold Improvements leased by the Company Parties, and the Leased Real Property comprises all of the real property used in connection with the Business.

3.11 Intellectual Property.

(a) Schedule 3.11(a) sets forth a true and complete list of (i) all registered Patents, Copyrights and Trademarks and applications therefor in the name of a Company Party or of which a Company Party is the owner or the purported owner (“Registered IP”), specifying the status (completed or in process) and serial or registration number, if applicable, and all material unregistered Trademarks owned or purported to be owned by a Company Party, (ii) all licenses and sublicenses granted to a Company Party by a third party and with respect to any material Intellectual Property (excluding (x) commercial off the shelf, clickwrap or shrink wrap licenses for software in which a Company Party is the licensee and the license fee is less than $25,000, (y) government furnished materials that constitute Intellectual Property, and (z) firmware that is included in any equipment purchased by a Company Party) (the “Company In-Licenses”), (iii) all licenses and sublicenses granted by a Company Party to any third party and with respect to any material Intellectual Property (the “Company Out-Licenses”), (iv) Domain Names and Social Media Accounts owned or used by a Company Party in connection with the business of a Company Party and (v) material software owned or used by a Company Party (excluding commercial off the shelf software in which a Company Party is the licensee and the license fee is less than $25,000), including the Company Software and the Company Solution.

(b) The Company Parties own, free and clear of all Liens, or have the right to use, all Intellectual Property, including the items described in Section 3.11(a), that is used by, and necessary for the conduct of the business of, a Company Party. The Company Parties are the sole and exclusive owners of all rights, title and interests in the Company Owned IP, free and clear of all Liens, and each item of the Company Owned IP is valid, subsisting, and, to Seller’s Knowledge, enforceable and in full force and effect. Except as set forth on Section 3.11(b), none of the Company Parties has granted any exclusive license to a third party of the Company Owned IP.

(c) Except as set forth on Schedule 3.11(c), (i) to the Seller’s Knowledge, none of the Company Owned IP and, if any, Intellectual Property exclusively licensed to a Company Party under a Company In-License is or has been infringed, misappropriated or violated by any third party, (ii) none of the Company Parties, their products, services or business, the Company Owned IP or the Company Solution has, within the last three (3) years, infringed, misappropriated or violated, or infringes, misappropriates or violates, any Intellectual Property of any third party, (iii) none of the Company Parties has received written notice or, to the Seller’s Knowledge, oral notice that the conduct of their business or their use of any Intellectual Property infringes, misappropriates or violates any Intellectual Property of a third party, and there is no claim pending or, to the Seller’s Knowledge, threatened in writing that alleges the same, and (iv) the registered Company Owned IP is validly filed, prosecuted and maintained and there is no claim pending or, to the Seller’s Knowledge, threatened that alleges that any Company Owned IP or any Company In-License is invalid or unenforceable in whole or in part.

(d) The consummation of the transactions contemplated hereby will not have a Material Adverse Effect on any Intellectual Property used in or necessary to the conduct of the business of each of the Company Parties as currently conducted.

(e) The Company Parties have in place commercially reasonable measures to protect and preserve the confidentiality of their trade secrets and other confidential or proprietary information and, to Seller’s Knowledge, such measures have been followed and are currently being followed.

(f) Each Person who has contributed, or is responsible to contribute, to the development of any Company Owned IP has assigned all rights, title, interests in such Company Owned IP in writing to one of the Company Parties that has employed or engaged such Person, and each such Person has waived any moral rights in such Company Owned IP.

(g) None of the Company Software has created or creates any obligation with respect to any Company Software or part thereof (i) to be licensed or made available in source code form, (ii) to be made available without charging any fee, except as set forth on Schedule 3.11(g), (iii) except as specifically permitted by Law, to permit de-compilation, disassembly or reverse-engineering, or (iv) to permit preparing derivative works.

(h) All Social Media Accounts used or maintained in connection with the business of any of the Company Parties have been registered in the name of one of the Company Parties and are, and have been, to Seller’s Knowledge, in material compliance with all applicable Law. To the Seller’s Knowledge, no Social Media Account has been or is now challenged, interfered with or threatened in any material way.

3.12 Insurance. The Seller maintain the policies of insurance set forth on Schedule 3.12, pursuant to which the Company Parties are named insureds, with respect to general comprehensive liability, product liability, errors and omissions, director and officer, workers’ compensation, auto, fire and casualty insurance. No carrier of insurance has cancelled or failed to renew such policies. To the Seller’s Knowledge, the Seller or the Company Parties have duly and timely made all claims it has been entitled to make under each such policy of insurance during the last three (3) years or in the case of products liability insurance, during the last six (6) years. Since January 1, 2013, all general liability policies maintained by or for the benefit of the Company Parties have been “occurrence” policies and not “claims made” policies. To the Seller’s Knowledge, there is (i) no reportable event that has occurred prior to the date hereof that would reasonably be expected to give rise to a claim under any such policies or (ii) no material claim by the Seller or the Company Parties pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. To the Seller’s Knowledge, there have been no occurrences since the most recent renewal dates of each insurance policy that would reasonably be expected to lead to an increase of the “Experience Modification Factor” applied to the Company Parties with respect to such policy. Schedule 3.12 describes any self-insurance arrangements other than deductible and co-insurance obligations affecting the Company Parties.

3.13 Material Contracts and Obligations. Schedule 3.13 sets forth a list of the following agreements to which a Company Party is a party or by which it is bound, and which are in effect or binding on a Company Party as of the date of this Agreement (such contracts or agreements described below or required to be described below, “Material Contracts”):

(a) all contracts (whether written or unwritten) that require the payment by a Company Party of $100,000 or more from and after the Closing in any one (1) year following the Closing and that have a remaining stated term in excess of one (1) year or are not terminable by the applicable Company Party without penalty or premium within one (1) year from the date hereof.

(b) all contracts (whether written or unwritten), within the following categories:

(i) contracts with participating members in the group purchasing programs offered by or on behalf of the Company Parties requiring aggregate payments to any such participating member by any of the Company Parties in excess of $100,000 during their remaining term following the Closing;

(ii) contracts that contain material exclusivity, non-competition or “most-favored nation” provisions that limit in any material respect the freedom of any Company Party to compete in any line of business or with any Person or in any area;

(iii) all agreements relating to any Intellectual Property, including, but not limited to, the Company Owned IP, Company In-Licenses and Company Out-Licenses, that, in each case, are material to the operation of either Company and its Subsidiaries, taken as a whole;

(iv) all contracts for leases, subleases, rental agreements, contracts of sale tenancies or licenses of real property providing for lease payments by any Company Party in excess of $100,000 per annum;

(v) any agreement or indenture relating to the borrowing of money by any Company Party that would, if remaining outstanding on the Closing Date, be Indebtedness hereunder or to the mortgage or pledge of, or the attachment of a Lien on, any material Property of any Company Party;

(vi) any guaranty by a Company Party of any third-party obligation; and

(vii) all employment agreements between a Company Party and any Employees of a Company Party (or individuals employed by Affiliates of the Company Parties pursuant to which such individuals provide more than fifty percent (50%) of their services to a Company Party or it is anticipated will provide services to a Company Party after Closing) that are not terminable at the will of a Company Party or that provide for severance of $50,000 or more.

The Seller has delivered to the Purchaser a copy of each of the foregoing agreements or arrangements which has been reduced to writing and a written summary of each oral agreement or arrangement. Each of the foregoing agreements and arrangements is valid, binding and in full force and effect as it pertains to the Company Party that is a party thereto and, to the Seller’s Knowledge, the counterparty thereto, without any current or reasonably anticipated material violation, breach or default of any Company Party or counterparty thereunder. The Seller has no Knowledge of any breach or threatened breach by the other party or parties to any of the foregoing agreements or arrangements. Except as set forth on Schedule 3.13, none of the Seller or the Company Parties has received written notice nor do any of them have reasonable grounds to believe that any party to any such agreements or arrangements intends to cancel or terminate any of such agreements or arrangements or to exercise or not exercise any options thereunder or to seek a renegotiation or adjustment of any material provisions thereof.

3.14 Compliance. The Company Parties are in compliance in all material respects with all applicable Laws, including any applicable environmental Laws relating to the protection of human health or the environment.

3.15 Employee Benefits.

(a) Schedule 3.15(a) sets forth a list of each material Employee Benefit Plan in which Employees, managers or consultants of a Company Party participate or to which a Company Party or any of its Affiliates is required to make contributions on behalf of any current or former Employees, managers, or consultants of a Company Party or to which a Company Party or any of its Affiliates have any actual or potential liability as of the date hereof (“Company Benefit Plan”). A description of the material terms of any unwritten Company Benefit Plan in existence on the date hereof is set forth on Schedule 3.15(a).

(b) With respect to each Company Benefit Plan, prior to the date hereof, the Seller has provided or made available to the Purchaser correct and complete copies of (i) all current plan documents (including trust agreements, insurance contracts, and other funding or service arrangements, to the extent applicable), (ii) the most recent determination or opinion letter received from the Internal Revenue Service, (iii) the most recent Form 5500 Annual Report and attached schedules, including audited financial statements and actuarial valuation reports (or evidence of any applicable exemption), (iv) the most recent summary plan description with any summary material modifications, and (v) the most recent nondiscrimination testing reports for any Company Benefit Plans required to perform such testing.

(c) Each Company Benefit Plan has been established, maintained, funded and administered in compliance in all material respects with its terms and all applicable Laws.

(d) Each such Company Benefit Plan established or maintained by a Company Party or its Affiliates that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the Internal Revenue Service in the previous five (5) years and, to the Seller’s Knowledge, there are no existing circumstances that would be reasonably likely to result in the revocation of any such determination letter or prototype opinion letter of any such Company Benefit Plan.

(e) No Company Party, nor any entity treated as a single employer with a Company Party for the purposes of Section 414 of the Code (each an “ERISA Affiliate”) maintains or has, within the preceding six (6) years, maintained an Employee Benefit Plan that is a defined benefit plan subject to Section 412 or 430 of the Code or Title IV of ERISA or that is otherwise subject to Section 412 or 430 of the Code, or currently has, within the preceding six (6) years has had, any obligation to contribute to a Multiemployer Plan. No Company Party or any ERISA Affiliate of a Company Party has any liability with respect to any plan described in this Section 3.15(e).

(f) Other than routine claims for benefits in the ordinary course of business, there is no Action pending or, to the Seller’s Knowledge threatened in writing, against a Company Party or Affiliate thereof arising out of any Company Benefit Plan. Neither any Company Party or any officer of a Company Party or Employee has engaged in a non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan.

(g) Neither the execution and delivery of this Agreement, nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) entitle any current or former Employees, officers, managers or consultants of a Company Party or any of its Affiliates who are providing or have provided services to a Company Party or any of its Affiliates to any severance, separation, change of control, termination, bonus, retention or other additional compensation or benefits under any Company Benefit Plan, or (ii) cause or result in the accelerated vesting, funding or delivery of, or increase the amount or value of, any compensation or benefits provided to any such individuals under any Company Benefit Plan.

(h) All material contributions and premium payments that are due under any Company Benefit Plan have been made within the time periods prescribed by ERISA and the Code, and all material contributions and premium payments that are due with respect to any such Company Benefit Plan prior to the Closing Date have been made.

(i) No Company Benefit Plan provides for post-retirement health, medical, life insurance or other welfare benefits (other than as required by healthcare continuation coverage pursuant to Section 4980B of the Code or any similar state law (“COBRA”), coverage) or requires any Company Party to pay or subsidize COBRA premiums for a terminated employee under the terms and conditions thereof. Each Company Benefit Plan may be amended or terminated, subject to any required notice periods, without material liability upon or following such termination (other than the payment of accrued benefits and typical administrative fees and expenses).

(j) No Company Party is party to any agreement, contract, plan or other arrangement that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any amount that would not be deductible by reason of Section 280G of the Code. No Company Party has any actual or potential obligation to reimburse or otherwise “gross up” any Person for any excise Tax under Section 4999 of the Code or for any interest or additional tax under Section 409A of the Code.

3.16 Labor Matters. Schedule 3.16 sets forth a list of all Employees, consultants and independent contractors of the Company Parties, and sets forth for each such individual the following: (a) name; (b) identity of primary employer or contractor status; (c) title or position (including whether full or part time); (d) hire date; (e) current annual base compensation rate or, if an independent contractor, other form of compensation; (f) commission, bonus or other incentive-based compensation amounts paid with respect to the last completed fiscal year preceding the date hereof; (g) whether such individual is on short- or long-term disability leave (and if so, expected date of return to work); (h) classification as exempt versus non-exempt under the Fair Labor Standards Act and similar state Laws; and (i) the amount of accrued and unused vacation time. Except as set forth in Schedule 3.13(b)(vii) or Schedule 7.16(a)(iii), upon termination of the employment or engagement of any such Employees, consultants or independent contractors, no severance or other payments will become due. All Employees are employed on a “terminable at will” basis. Each of the Company Parties is in compliance in all material respects with all applicable Laws and regulations, respecting labor, employment, fair employment practices, terms and conditions of employment, safety and health, workers’ compensation, immigration, and wages and hours. Except as would not result in material liability to a Company Party, no individual has been engaged by a Company Party as or in the capacity of an independent contractor who does not qualify for such status under all Laws and agreements applicable to the Company Parties, and all Employees who have been classified as exempt under the Fair Labor Standards Act (and state and local counterpart Laws) have been properly classified as such. Except as would not result in material liability to a Company Party, there are no Actions against a Company Party relating to employment discrimination, sexual harassment, or any other unfair employment or labor practices involving a Company Party, or any of the managers, officers or Employees of a Company Party, or strikes, slowdowns, stoppages of work, organizing activity, or other concerted interference with normal operations existing, pending or, to the Seller’s Knowledge, threatened to be brought or filed against or involving a Company Party. No Company Party is a party to any collective bargaining agreement, and there are no labor unions or other organizations representing, or to the Seller’s Knowledge, purporting to represent or attempting to represent, any Employee. There are no pending, or to the Seller’s Knowledge, threatened, material grievances, complaints or charges filed against a Company Party relating to labor and employment matters. Each of the Company Parties is, and at all times has been, in compliance in all material respects with the requirements of the Immigration Reform Control Act of 1986, and, except as would not result in material liability to a Company Party, all Forms I-9 have been accurately and completely prepared and signed by the Employee and a Company Party representative. Neither the Seller nor any of the Company Parties has received any written or, to Seller’s Knowledge, oral notice concerning any prospective change with respect to any senior management, key Employees or contractors of a Company Party. During the ninety (90) calendar day period prior to the date hereof, no Company Party has (a) effectuated a “plant closing” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any other similar or state Law affecting the Employees and (b) no Employee has experienced or will experience an “employment loss” as defined in the WARN Act or any similar state or local law.

3.17 [Intentionally omitted].

3.18 Transactions with Affiliates; Conflicts of Interest. Except as set forth on Schedule 3.18, neither (a) the Seller nor any of its Affiliates or, to the actual Knowledge of Seller, any of their respective directors (or equivalent), officers and employees (including any family member thereof), nor (b) to the actual Knowledge of Seller, any director (or equivalent), officer or Employee (including any family member thereof) of any Company Party, is a party to any transaction with a Company Party presently in effect, including any contract, agreement or other arrangement providing for the furnishing of services by, rental of real or personal Property from or otherwise requiring payments to, any such Person not on an arm’s length basis, but excluding any contract related to employment. Except as set forth on Schedule 3.18, to the actual Knowledge of Seller, none of John P. Sganga, Greg Montano, Cynthia Radford, Lisa Walsh or David J. Mancione, nor any family member thereof, is a party to any transaction with a Company Party presently in effect, including any contract, agreement or other arrangement providing for the furnishing of services by, rental of real or personal Property from or otherwise requiring payments to, any such individual or family member, whether or not on an arm’s length basis.

3.19 Taxes. Except as set forth on Schedule 3.19:

(a) Innovatix has been properly classified since its formation and at all times up to and including the Closing Date as a partnership for U.S. federal (and, where applicable, state and local) income tax purposes under Treasury Regulation §301.7701-3. Essensa has been properly classified since its formation and at all times up to and including the Closing Date as an entity disregarded as separate from its owner for U.S. federal (and, where applicable, state and local) income Tax purposes under Treasury Regulation §301.7701-3. No election has been made pursuant to Treasury Regulation §301.7701-3(g) to treat either Company as an association taxable as a corporation. Each Subsidiary has been properly classified since its formation and at all times up to and including the Closing Date as disregarded as an entity separate from its owner for U.S. federal (and, where applicable, state and local) income Tax purposes under Treasury Regulation §301.7701-3, and no election has been made pursuant to Treasury Regulation §301.7701-3(g) to treat any such Subsidiary as an association taxable as a corporation.

(b) All U.S. federal income and other material Tax Returns required to be filed by, or with respect to, each Company Party have been timely filed in accordance with and to the extent required by all applicable Laws, and all such Tax Returns were true, correct and complete in all material respects. Each Company Party has timely paid all U.S. federal income and other material Taxes due and payable by such Company Party whether or not shown on any such Tax Return, other than any such Taxes that are being contested by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP.

(c) No statute of limitations has been waived with respect to a Tax assessment or deficiency of any Company Party. No Company Party is currently the beneficiary of any extension of time (other than any automatic extensions of time) with which to file any Tax Returns.

(d) There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company Parties.

(e) Each Company Party has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Employee, independent contractor, creditor, or other third party.

(f) Since January 1, 2013, no Company Party has received from any foreign, federal, state, or local taxing authority (including jurisdictions where a Company Party has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, or (ii) written notice of deficiency, proposed adjustment or actual or proposed assessment for any material amount of Tax proposed, asserted, or assessed by any taxing authority against a Company Party.

(g) No Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to a Company Party. No claim has been made by an authority in a jurisdiction in which a Company Party does not file Tax Returns that a Company Party is or may be subject to taxation by the jurisdiction. To the extent applicable, the Seller has provided to the Purchaser correct and complete copies of all federal income Tax Returns for each Company Party for the past three (3) years.

(h) No Company Party is a party to or bound by any Tax allocation, sharing, or similar agreement (other than any such agreement entered into in the ordinary course of business, the principal purpose of which is not related to Taxes). No Company Party is liable for the Taxes of any Person (other than a Company Party) as a transferee or successor, by contract, or otherwise.

(i) No Company Party will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) use of an improper method of accounting for a taxable period ending on or before the Closing Date; (C) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date; or (F) election under Code Section 108(i).

(j) No Company Party has been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) or Treasury Regulation Section 1.6011-4(b)(2).

(k) No Company Party has received any letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(l) Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, the representations and warranties in Section 3.15 and this Section 3.19 shall be the sole representations and warranties with respect to matters relating to Taxes of the Company Parties.

(m) Notwithstanding anything to the contrary in this Agreement, the Company Parties make no representation or warranty, and provide no other assurances, with respect to the availability after the Closing Date of any net operating loss carryovers, net capital loss carryovers, tax basis, credits or similar Tax Attributes.

For purposes of this Agreement, (i) “Taxes” shall mean all taxes, levies or other like assessments, charges or fees imposed on and payable by the Company Parties, including, without limitation, income, gross receipts, estimated, transfer, excise, property, sales, use, value-added, license, escheat, payroll, withholding, social security and franchise or other governmental taxes or charges, or other tax of any kind whatsoever, whether disputed or not, imposed by any taxing authority, and such term shall include any interest, penalties or additions to tax attributable to such taxes and any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person; provided, however, that, for the avoidance of doubt, the term “Taxes” shall not include any Taxes imposed on any direct or indirect parent of a Company Party; and (ii) “Tax Return” shall mean any report, return, statement or other written information required to be supplied to a taxing authority in connection with Taxes, including any amendment thereof; provided, however, that for the avoidance of doubt, the term “Tax Return” shall not include any Tax Return filed by any direct or indirect parent of a Company Party, and (ii) for purposes of this Section 3.19 and Section 7.1(h), the term “Tax Return” shall not include Internal Revenue Service Form 1065 or any similar information return required to be filed for state or local income Tax purposes for any period ending on or before the Closing Date.

3.20 [Intentionally omitted].

3.21 Customers and Suppliers. Schedule 3.21 sets forth (a) the twenty (20) largest participating members of Innovatix and its Subsidiaries, the twenty (20) largest healthcare participating members of Essensa and the twenty (20) largest non-healthcare participating members of Essensa, each as a percentage of such Company Party’s revenue attributable to participating members for each of the years ended December 31, 2014 and December 31, 2015 and the nine (9) month period ended September 30, 2016 (“Material Members”), and (b) the twenty (20) largest group purchasing contracted suppliers of each of Innovatix and its Subsidiaries and Essensa as a percentage of the purchases by such Company Party’s participating members for each of the years ended December 31, 2014 and December 31, 2015 and the nine (9) month period ended September 30, 2016 (“Material Vendors”). As of the date hereof, except as set forth on Schedule 3.21 hereto, (i) to the Knowledge of Seller, no Company Party has received notice from any Material Member or Material Vendor that such Material Member or Material Vendor has cancelled, materially modified or otherwise terminated its relationship with such Company Party and (ii) since January 1, 2016, no Material Member or Material Vendor has decreased materially its usage or purchase of the services or products of such Company Party or its services, supplies or materials furnished to or through such Company Party, nor does any Material Member or Material Vendor have, to the Seller’s Knowledge, any plan or intention to do any of the foregoing. Each currently effective contract (whether written or unwritten) between (x) a Company Party and a Material Member, and (y) a Company Party and a Material Vendor (collectively, the “Material Member and Vendor Contracts”), is valid, binding and in full force and effect as it pertains to the Company Party that is a party thereto and, to the Seller’s Knowledge, the counterparty thereto, without any current or reasonably anticipated material violation, breach or default of any Company Party or counterparty thereunder. The Seller has no Knowledge of any breach or threatened breach by the other party or parties to any of the Material Member and Vendor Contracts. Neither the Seller nor any Company Party has received written notice nor do any of them have reasonable grounds to believe that any party to any such Material Member and Vendor Contracts intends to cancel or terminate any of such agreements or to exercise or not exercise any options thereunder or to seek a renegotiation or adjustment of any material provisions thereof. The Seller has made available to the Purchaser a copy of each of the Material Member and Vendor Contracts (excluding amendments and extensions thereto that do not have a material impact on the terms and conditions of the Material Member and Vendor Contracts) which has been reduced to writing and a written summary of each oral Material Member and Vendor Contract.

3.22 Brokers or Agents. Except as set forth on Schedule 3.22, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon any agreement or understanding alleged to have been made by such Person directly or indirectly with any Company Party (or by the Seller or any Affiliate of the Seller on behalf of a Company Party) or, if applicable, any Company Party’s officers, managers or employees, in connection with any of the Transactions.

3.23 Indebtedness. Except as reflected on the Latest Balance Sheets or set forth on Schedule 3.23 hereto, the Company Parties have no Indebtedness outstanding, nor is any Company Party a guarantor or otherwise responsible for any liability or obligation (including Indebtedness) of any other Person.

3.24 [Intentionally omitted].

3.25 [Intentionally omitted].

3.26 Health Care Regulatory Compliance.

(a) Except as set forth in Schedule 3.26(a), the Company Parties are operating and since January 1, 2013, have operated in compliance with the Health Care Regulatory Laws, except where any such non-compliance would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.26(a), none of the Company Parties or any Affiliate thereof has during such period received any written or, to the Seller’s Knowledge, oral notice, nor any written or, to the Seller’s Knowledge, oral complaints from a Person, that allege that any Company Party is not in compliance with any such Health Care Regulatory Laws and that have not been addressed to the satisfaction of such Governmental Authority or complainant, except where the failure to be in compliance would not be expected to result in a Material Adverse Effect.

(b) Except as set forth in Schedule 3.26(b), since January 1, 2013, the Company Parties, and their employees and agents have not been excluded, debarred, suspended or been otherwise determined to be, or identified as, ineligible to participate in the Programs, or convicted of any crime relating to any such Program, nor have the Company Parties or any Affiliate thereof received any written notice that a Company Party, their employees or, as applicable, workforce members have been convicted of any crime relating to a Program, nor proposed to be excluded, debarred, suspended or otherwise determined to be, or identified as, ineligible to participate in any such Program. Except as set forth in Schedule 3.26(b), since January 1, 2013, to Seller’s Knowledge, none of the Seller or the Company Parties or any Affiliate thereof has received any written notice that any of the Company Parties is the subject of any investigation or review regarding its participation in any Program. None of the Company Parties is, as of the date hereof, listed on the System for Award Management or the Office of Inspector General’s (OIG) lists of excluded individuals and entities.

(c) Except as set forth in Schedule 3.26(c), the Company Parties have not, since January 1, 2013, been the subject of or received, or have knowledge of any pending or, to the Seller’s Knowledge, threatened: (i) compliance, disciplinary or enforcement Action from any Governmental Authority; (ii) any written notice of noncompliance with or alleged violation of any Health Care Regulatory Laws or Regulatory Filings; or (iii) material finding from an inspection by a Governmental Authority. Except as set forth in Schedule 3.26(c), no Person has filed or, to the Seller’s Knowledge, has threatened to file against any Company Party any claim under any federal or state whistleblower statute, including without limitation, the Federal False Claims Act (31 U.S.C. §§3729 et seq.). Since January 1, 2013, none of the Company Parties nor Seller has entered into any agreements with any Governmental Authority in connection with compliance with Health Care Regulatory Laws with respect to any Company Party.

(d) Schedule 3.26(d) is a true, correct and complete list of all material Permits from Governmental Authorities required under any Health Care Regulatory Laws for the Company Parties to conduct the Business as it is now being conducted, and as they will be conducted as of the Closing Date (“Regulatory Filings”). The Seller has delivered or made available to the Purchaser true and complete copies of all Regulatory Filings. Each Regulatory Filing is in full force and effect, without limitation or restriction, except in accordance with its terms. Except as set forth in Schedule 3.26(b), the Company Parties, their employees and, as applicable, agents, hold all Regulatory Filings, except where the failure to hold such Regulatory Filings would not reasonably be expected to result in a Material Adverse Effect. All Regulatory Filings have been timely filed, maintained or furnished, except where the failure to so file, maintain or furnish such Regulatory Filings has not and would not reasonably be expected to have a Material Adverse Effect. To the Seller’s Knowledge, all Regulatory Filings are in compliance with applicable Health Regulatory Laws in all respects, except where the failure to be correct and in compliance has not and would not reasonably be expected to have a Material Adverse Effect. None of the Company Party or any Affiliate thereof has received any written notice from a Governmental Authority that such Governmental Authority intends to cancel or terminate any of such Regulatory Filings.

3.27 HIPAA and Privacy Laws. Except as would not reasonably be expected to have a Material Adverse Effect, the Company Parties: (a) are currently conducting the Business in material compliance with HIPAA; (b) have, since January 1, 2013, conducted the Business in material compliance with HIPAA; (c) are currently conducting the Business in material compliance with all applicable Laws governing the privacy, security or confidentiality, including data breach notification, of Personal Data (or similar terms such as “personally identifiable information”, as defined by applicable state and federal Laws), to the extent not preempted by HIPAA (collectively, the “Privacy Laws”); and (d) have, since January 1, 2013, conducted the Business in material compliance with the Privacy Laws. No material Action by any Governmental Authority is currently pending or, to the Seller’s Knowledge, threatened in writing against a Company Party, since January 1, 2013, which is related to compliance by the Company Parties with HIPAA or the Privacy Laws. To the Seller’s Knowledge, and except as would not reasonably be expected to have a Material Adverse Effect, no Company Party has, since January 1, 2013, experienced any (i) material breach of data security, as defined by applicable Privacy Laws, including HIPAA, with respect to Personal Data, (ii) Breach of Unsecured Protected Health Information as “Breach,” “Unsecured Protected Health Information,” and “Protected Health Information” are defined by HIPAA, or (iii) any Security Incident as “Security Incident” is defined by HIPAA, except, with respect to (iii), for those Security Incidents which would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, neither (A) the execution, delivery or performance of this Agreement or any of the other Transaction Documents, nor (B) any of the transactions contemplated by this Agreement or any such other agreement, document or instrument, will result in any violation of any applicable Law or contractual obligations pertaining to the confidentiality or non-disclosure of Company Data and/or User Data.

3.28 Independent Investigation. The Seller acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, the Seller has relied solely upon its own investigation and the express representations and warranties of Purchaser set forth in Section 5 of this Agreement and any certificate or other instrument delivered by the Purchaser pursuant to this Agreement; and (b) none of Purchaser or any other Person has made any representation or warranty as to Purchaser, its Affiliates or this Agreement, except as expressly set forth in Section 5 of this Agreement and any certificate or other instrument delivered by the Purchaser pursuant to this Agreement.

3.29 Exclusivity of Representations and Warranties. Notwithstanding the delivery or disclosure to Purchaser or its respective officers, directors, employees, agents or representatives of any documentation or other information (including any financial projections or other supplemental data), except as otherwise expressly set forth in this Section 3 or Section 4, and any certificate or other instrument delivered by the Seller pursuant to this Agreement, neither the Seller, any Company Party nor any other Person has made or makes, and the Seller expressly disclaims, any other representation or warranty of any kind or nature, express or implied, including representations and warranties as to the value of the Membership Interests or the condition, value or quality of the businesses or assets of any of the Company Parties.

4. Representations and Warranties Regarding the Seller. In order to induce the Purchaser to enter into this Agreement and consummate the Transactions, the Seller hereby represents and warrants to the Purchaser that the following statements are true and correct:

4.1 Ownership of Membership Interests. The Seller is the sole record and beneficial owner of the Membership Interests and, except pursuant to applicable securities Laws and the respective Operating Agreements, holds such Membership Interests free and clear of all Liens, including, without limitation, any restrictions on sale, transfer or voting, preemptive rights, options or other rights to purchase, and upon the consummation of the sale of such Membership Interests to the Purchaser as contemplated hereby, the Purchaser will have good title to such Membership Interests, free and clear of any Lien or restriction on sale, transfer or voting, preemptive right, option or other right to purchase, other than Liens or restrictions created by the Purchaser, imposed by applicable securities Laws or as set forth in the respective Operating Agreements. Other than this Agreement and the Operating Agreements, none of the Seller or any of its Affiliates or any of their predecessors has granted any options, calls or other rights that remain outstanding, nor is Seller or any of its Affiliates or any of their predecessors party to any agreements, arrangements or commitments that have not been terminated, in each case, relating to such Membership Interests obligating the sale of any of such Membership Interests or any interest therein. Except as set forth on Schedule 4.1 hereto, other than such Membership Interests and except as provided in this Agreement, none of the Seller or any of its Affiliates or any of their predecessors owns, of record or beneficially, any other notes, equity, warrants or other securities or any rights to purchase or otherwise acquire any securities of the Company Parties or any interest therein. Other than the Operating Agreements, none of Seller or any of its Affiliates or any of their predecessors is party to any voting trusts, proxies, member agreements or other agreements with respect to any Membership Interests.

4.2 Organization and Standing; Authority. The Seller is duly formed and validly existing under the Laws of the State of New York and has the requisite power and authority to conduct its business as presently conducted. The execution, delivery and performance by the Seller and the Guarantor of this Agreement, the Transaction Documents, and all other instruments and agreements to be executed by the Seller and the Guarantor pursuant hereto and thereto, and the consummation by the Seller and the Guarantor of the Transactions, have been duly authorized by all necessary limited liability company action and corporate action, respectively. This Agreement and the Transaction Documents to which each of the Seller and the Guarantor is a party have been duly executed and delivered by the Seller and the Guarantor and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser, constitute the legal, valid and binding obligations of the Seller and the Guarantor, enforceable against the Seller and the Guarantor in accordance with their respective terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing the availability of equitable remedies.

4.3 Litigation. Except as set forth on Schedule 4.3, no Action is pending or, to the Seller’s Knowledge, threatened against the Seller, or any of its officers, managers or Employees, which is related to the Company Parties or consummation of the Transactions, nor is the Seller aware that there is any basis for the foregoing. The Seller is not a party or subject to the provisions of any Order of any Governmental Authority related to the Company Parties. There is no Action by the Seller currently pending or which the Seller intends to initiate relating to any of the Company Parties.

4.4 Consents and Approvals. No material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, regional, state or local Governmental Authority or any other third party is or was required on the part of the Seller in connection with the consummation of the Transactions.

4.5 No Conflict. The execution and delivery by the Seller and the Guarantor of this Agreement and the Transaction Documents to which the Seller is a party, and the performance by the Seller and the Guarantor of the Transactions, (i) will not violate any Law, statute, rule or regulation applicable to the Seller or the Guarantor and (ii) will not conflict with or result in a breach of any term, condition or provision of, constitute a default under, give any third party the right to accelerate any obligation under, result in a violation of, or require any authorization, consent, approval or other action by or, except for filings required to be made after the date hereof under applicable state or federal securities Laws, notice to any Governmental Authority pursuant to its governing documents, or any agreement to which the Seller or the Guarantor is a party or by which it or any of its assets is bound, or any Order, applicable to the Seller or its assets, or, result in the creation or imposition of any Lien upon the Membership Interests, except in the case of each of clauses (i) and (ii) for such violations, conflicts, breaches, defaults or other rights that would not reasonably be likely to prevent or materially delay the Closing or otherwise prevent the Seller from complying with the terms and provisions of this Agreement.

4.6 Solvency. Immediately after giving effect to the Transactions, the Seller: (a) will not be engaged in any business or transaction for which it has unreasonably small assets or capital (within the meaning of the Uniform Fraudulent Transfer Act, the Uniform Fraudulent Conveyance Act and section 548 of the Federal Bankruptcy Code); and (b) will be able to pay its debts as they mature. No transfer of Property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Seller.

4.7 Brokers or Agents. Except as set forth on Schedule 4.7, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon any agreement or understanding alleged to have been made by such Person directly or indirectly with the Seller (or by the Seller on behalf of a Company Party) or, if applicable, any of the Seller’s officers, managers or employees, in connection with any of the Transactions.

5. Representations and Warranties of the Purchaser. In order to induce the Seller to enter into this Agreement and consummate the Transactions, the Purchaser hereby represents and warrants to the Seller that the following statements are true and correct:

5.1 Organization and Authority. The Purchaser is duly incorporated and validly existing under the Laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as presently conducted and has not been organized, reorganized or recapitalized specifically for the sole purpose of investing in the Companies. The execution, delivery and performance by the Purchaser and the Purchaser Guarantor of this Agreement, the Transaction Documents, and all other instruments and agreements to be executed by the Purchaser and the Purchaser Guarantor pursuant hereto and thereto, and the consummation by the Purchaser and the Purchaser Guarantor of the Transactions, have been duly authorized by all necessary corporate action. This Agreement and the Transaction Documents to which each of the Purchaser and the Purchaser Guarantor is a party have been duly executed and delivered by the Purchaser and the Purchaser Guarantor and, assuming the due authorization, execution and delivery of this Agreement by the Seller, constitute the legal, valid and binding obligations of the Purchaser and the Purchaser Guarantor, enforceable against the Purchaser and the Purchaser Guarantor in accordance with their respective terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing the availability of equitable remedies. The execution and delivery by the Purchaser of this Agreement and the Transaction Documents to which the Purchaser is a party, and the performance by the Purchaser of the Transactions, (i) will not violate any Law, statute, rule or regulation applicable to the Purchaser and (ii) will not conflict with or result in a breach of any term, condition or provision of, constitute a default under, give any third party the right to accelerate any obligation under, result in a violation of, or require any authorization, consent, approval or other action by or, except for filings required to be made after the date hereof under applicable state or federal securities Laws, notice to any Governmental Authority pursuant to its governing documents, or any agreement to which the Purchaser is a party or by which it or any of its assets is bound, or any Order, applicable to the Purchaser or its assets.

5.2 Investment. The Purchaser is acquiring the Membership Interests set forth herein for its own account, for investment purposes only, and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same in violation of any applicable securities Laws. The Purchaser does not have a present or contemplated agreement, undertaking, arrangement, obligation or commitment providing for the disposition thereof in violation of any applicable securities Laws. The Purchaser understands that the Membership Interests being acquired by it pursuant to this Agreement have not been registered under the Securities Act or applicable state securities Laws and may not be resold by the Purchaser in the absence of an effective registration statement under the Securities Act and applicable state securities Laws relating thereto or an exemption from such registration requirements.

5.3 Experience. The Purchaser has such knowledge and experience in financial and business matters and in the affairs of the Company that it is capable of evaluating the risks and merits of its investment in the Companies and is financially able to bear the risks thereof. The Purchaser is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

5.4 Litigation. No Action is pending or, to the knowledge of the General Counsel of the Purchaser after due and reasonable investigation, threatened against the Purchaser, or any of its Affiliates, officers, managers or employees, which is related to Innovatix or its Subsidiaries or consummation of the Transactions, nor is the Purchaser aware that there is any basis for the foregoing. The Purchaser is not a party or subject to the provisions of any Order of any Governmental Authority related to Innovatix or its Subsidiaries. There is no Action by the Purchaser currently pending or which the Purchaser intends to initiate relating to Innovatix or its Subsidiaries.

5.5 Consents and Approvals. No material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal,

regional, state or local Governmental Authority or any other third party is or was required on the part of the Purchaser in connection with the consummation of the Transactions (other than any such consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing covered by Section 4.4).

5.6 No Conflict. The execution, delivery and performance of the Transaction Documents by the Purchaser and the Purchaser Guarantor, and the consummation by the Purchaser and the Purchaser Guarantor of the Transactions, will not constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of any Law or any Order of any Governmental Authority applicable to the Purchaser or the Purchaser Guarantor, except for such violations, conflicts, breaches, defaults or other rights that would not reasonably be likely to prevent or materially delay the Closing or otherwise prevent the Purchaser or the Purchaser Guarantor from complying with the terms and provisions of this Agreement.

5.7 Solvency. Assuming satisfaction of the condition set forth in Section 6.2(a), immediately after giving effect to the Transactions, the Purchaser: (a) will not be engaged in any business or transaction for which it has unreasonably small assets or capital (within the meaning of the Uniform Fraudulent Transfer Act, the Uniform Fraudulent Conveyance Act and section 548 of the Federal Bankruptcy Code); and (b) will be able to pay its debts as they mature. No transfer of Property is being made and no obligation is being incurred in connection with the Transactions by the Purchaser with the intent to hinder, delay or defraud either present or future creditors of the Purchaser.

5.8 Brokers or Agents. Except as set forth on Schedule 5.8, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon any agreement or understanding alleged to have been made by such Person directly or indirectly with the Purchaser or its Affiliates, or, if applicable, any of the Purchaser’s or its Affiliate’s respective officers, directors or employees, in connection with any of the Transactions.

5.9 Sufficiency of Funds. The Purchaser will, as of the Closing, have sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price as contemplated by this Agreement and consummate the Transactions.

5.10 Independent Investigation. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, the Purchaser has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Sections 3 and 4 of this Agreement and any certificate or other instrument delivered by the Seller pursuant to this Agreement; and (b) none of Seller, any Company Party or any other Person has made any representation or warranty as to Seller, any Company or this Agreement, except as expressly set forth in Sections 3 and 4 of this Agreement and any certificate or other instrument delivered by the Seller pursuant to this Agreement.

5.11 Exclusivity of Representations and Warranties. Notwithstanding the delivery or disclosure to Seller or its respective officers, directors, employees, agents or representatives of any documentation or other information (including any financial projections or other supplemental data), except as otherwise expressly set forth in this Section 5, and any certificate or other instrument delivered by the Purchaser pursuant to this Agreement, neither the Purchaser, any of its Affiliates nor any other Person has made or makes, and the Purchaser expressly disclaims, any other representation or warranty of any kind or nature, express or implied.

6. Closing Deliveries; Conditions to Closing.

6.1 Deliveries of the Seller. At the Closing, the Seller will deliver or cause to be delivered to the Purchaser:

(a) [Intentionally omitted].

(b) Employment Agreements. Employment Agreements, along with copies of all other schedules and exhibits thereto, executed as of the date of this Agreement and effective as of the Closing, by Innovatix, and each of John P. Sganga, Greg Montano, Cynthia Radford, Lisa Walsh and David J. Mancione, as attached hereto as Exhibit B (the “Employment Agreements”).

(c) Resignations. Letters of resignation, effective as of the Closing, executed by the managers and the officers (to the extent requested by the Purchaser) of the Company Parties.

(d) Payoff Letters. Duly executed payoff letters or similar acknowledgments evidencing the discharge of all of Indebtedness of the Company Parties as of the Closing Date and the release of all related Liens, in form and content reasonably acceptable to the Purchaser.

(e) Charters. Copies of the Subsidiaries’ charters and the Charters filed with, and certified by, the Secretary of State of the State of Delaware and the Secretary of State of the State of New York, which shall continue to be in full force and effect as of the Closing.

(f) Certificates of Good Standing. Certificates as to the legal existence of the Seller and each of the Company Parties issued by the Secretary of State of the State of Delaware and the Secretary of State of the State of New York, and certificates of good standing issued by each other state where each of the Seller and the Company Parties are qualified to do business.

(g) Secretary’s Certificates. A certificate of a senior executive officer of the Seller certifying as to (i) the resolutions of the Board of Managers of the Seller authorizing and approving all matters in connection with this Agreement and the Transactions, (ii) signature specimens of the duly elected officers of the Seller authorized to execute and deliver this Agreement and the incumbency of each such officer, and (iii) a correct and complete copy of the Operating Agreements and other governance documents regarding the Company Parties in effect as of the Closing.

(h) [Intentionally omitted].

(i) Consents and Waivers. Copies of all consents, approvals, releases from and filings with Governmental Authorities and other third parties, including parties to the Material Contracts and Material Member and Vendor Contracts, specified in Schedule 6.1(i).

(j) Lease Documents. Estoppel certificates, landlord’s waivers, non-disturbance agreements and other commercially reasonable agreements, in form and content reasonably acceptable to the Purchaser, from the landlords and lenders with respect to each Real Property Lease specified in Schedule 6.1(j).

(k) Transition Services Agreement. The Transition Services Agreement, along with copies of all other schedules and exhibits thereto executed by the GNYHA Management Corporation and each Company, in the form attached hereto as Exhibit C (the “Transition Services Agreement”).

(l) Non-Competition and Non-Solicitation Agreements. Non-Competition and Non-Solicitation Agreements, along with copies of all other schedules and exhibits thereto, executed as of the date of this Agreement and effective as of the Closing, by the Purchaser, each Company, and each of John P. Sganga and Lee H. Perlman and William R. Larkin, Jr., as attached hereto as Exhibit D.

(m) Consulting Agreements. The Consulting Agreements by and between GNYHA Management Corporation and Innovatix in respect of consulting services to be performed by William R. Larkin, Jr. and Aisling Warde Zaccarelli, along with copies of all other schedules and exhibits thereto, substantially in the form as attached hereto as Exhibit E (the “Consulting Agreements”).

(n) [Intentionally omitted].

(o) Termination of Innovatix Operating Agreement. Evidence that the Innovatix Operating Agreement has been fully terminated by the Seller as of the Closing Date.

(p) Books and Records. All membership interest transfer books, minute books and other limited liability company records of the Company Parties (to the extent not located at the Company Parties’ principal offices or previously delivered to the Purchaser).

(q) Termination of Services Agreement. Evidence that the Services Agreement has been fully terminated by GNYHA Management Corporation as of the Closing Date.

(r) Other Required Documents. All other documents required to be delivered by the Seller or the Company Parties on or prior to the Closing pursuant to this Agreement.

6.2 Obligations of the Purchaser. The obligation of the Purchaser to acquire the Membership Interests at the Closing is subject to the fulfillment, or the written waiver by the Purchaser, of the following conditions on or before the Closing Date.

(a) Accuracy of Representations and Warranties. The representations and warranties contained in Sections 3 and 4 hereof shall be true in all material respects on and as of the date of this Agreement and as of the time of the Closing as if made at and as of such time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such certain date), except that representations and warranties qualified by the terms “material”, “materiality” or “Material Adverse Effect” shall be true and correct in all respects, in each case, except to the extent of changes or developments contemplated by the terms of this Agreement.

(b) Performance. The Seller and the Company Parties shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c) No Litigation. There shall be no Action instituted or pending or to the Seller’s Knowledge, threatened, which seeks to restrain, enjoin or prevent the consummation of any of the Transactions or which challenges the validity of, or seeks to recover damages or to obtain other relief in connection with the Transactions or which, if decided adversely to the Seller or any Company Party would have a Material Adverse Effect.

(d) No Material Adverse Effect. There shall not have occurred and be continuing any event, circumstance or condition that has had or would reasonably be expected to have a Material Adverse Effect since the date of this Agreement.

(e) Officer’s Certificate. The Seller shall have delivered to the Purchaser a certificate, executed by an executive officer of the Seller, dated as of the Closing Date, certifying on behalf of the Seller to the fulfillment of the conditions specified in Sections 6.2(a) and 6.2(b) of the Agreement and the absence of any pending or threatened Action or Material Adverse Effect described in Sections 6.2(c) and 6.2(d) of the Agreement.

6.3 Deliveries of the Purchaser. At the Closing, the Purchaser will deliver or cause to be delivered:

(a) Purchase Price. To the Seller, an amount of cash equal to the Estimated Closing Date Payment by wire transfer in immediately available funds to the account of the Seller that the Seller shall have designated at least forty-eight (48) hours prior to the Closing.

(b) Company Transaction Expenses. To each Person shown on the Estimated Closing Statement owed Company Transaction Expenses, the Company Transaction Expenses by wire transfer of immediately available funds to accounts in accordance with the Estimated Closing Statement.

(c) Payoff of Certain Indebtedness. To each Person set forth on the payoff letters delivered pursuant to Section 6.1(c), the applicable amount set forth therein necessary to pay off all Indebtedness of the Company Parties held by such Person under the applicable instrument and to release all related Liens.

(d) Termination of Innovatix Operating Agreement. Evidence that the Innovatix Operating Agreement has been fully terminated by the Purchaser as of the Closing Date.

(e) Termination of Services Agreement. Evidence that the Services Agreement has been fully terminated by Innovatix as of the Closing Date.

(f) Other Required Documents. To the appropriate party, all other documents required to be delivered by the Purchaser on or prior to the Closing pursuant to this Agreement.

6.4 Obligations of the Seller. The obligation of the Seller to sell the Membership Interests to the Purchaser at the Closing is subject to the fulfillment, or the written waiver by the Seller, of the following conditions on or before the Closing Date.

(a) Accuracy of Representations and Warranties. Each representation and warranty contained in Section 5 hereof shall be true in all material respects on and as of the date of this Agreement and as of the time of the Closing as if made at and as of such time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such certain date), except that representations and warranties qualified by the terms “material”, “materiality” or “material adverse effect” shall be true and correct in all respects, in each case, except to the extent of changes or developments contemplated by the terms of this Agreement.

(b) Performance. The Purchaser shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c) No Litigation. There shall be no Action instituted or pending, or to the knowledge of the General Counsel of the Purchaser after due and reasonable investigation, threatened which seeks to restrain, enjoin or prevent the consummation of any of the Transactions or which challenges the validity of, or seeks to recover damages or to obtain other relief in connection with the Transactions or which, if decided adversely to the Seller or any Company Party, would have a Material Adverse Effect.

(d) Officer’s Certificate. The Purchaser shall have delivered to the Seller a certificate, executed by an executive officer of the Purchaser, dated as of the Closing Date, certifying on behalf of the Purchaser to the fulfillment of the conditions specified in Sections 6.4(a) and 6.4(b) of the Agreement and the absence of any pending or threatened Action described in Section 6.4(c) of the Agreement.

7. Covenants and Additional Agreements.

7.1 Tax Matters.

(a) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, real Property transfer and other similar Taxes and fees (including any penalties and interest thereon) incurred in connection with the purchase and sale of the Membership Interests pursuant to this Agreement (any such amounts, “Transfer Taxes”) shall be borne and paid fifty percent (50%) by the Seller, and fifty percent (50%) by the Purchaser. The party required under applicable law to file a Tax Return with respect to such Transfer Taxes shall do so within the time period prescribed by applicable Law, and the non-filing party shall promptly pay the filing party for its share of any Transfer Taxes (and associated costs) so payable by the filing party, if practicable, prior to the payment of such Transfer Taxes by the filing party and, in all events, within ten days of receipt of written notice that such Transfer Taxes are payable. To the extent permitted by applicable Law, the Parties hereto shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Transfer Tax payable in connection with the transactions described herein.

(b) Tax Returns; Payment of Taxes.

(i) The parties hereto recognize that for federal income tax purposes the Purchaser’s purchase of the Innovatix Interests will be treated by Purchaser as a purchase of the assets of Innovatix and by the Seller as a sale of the Innovatix Interests, in accordance with IRS Revenue Ruling 99-6 (Situation 1) and that, as a result, the taxable year of Innovatix will end for federal income tax purposes as of the close of business on the Closing Date. The Parties recognize that for federal income tax purposes the Purchaser’s purchase of the Essensa Interests will be treated by the Purchaser as a purchase of the assets of Essensa and by the Seller as a sale of the assets of Essensa.

(ii) The Company Parties shall be responsible for the preparation and filing of any Tax Returns required to be filed by or on behalf of the Companies for Tax periods ending on or before the Closing (“Pre-Closing Returns”); provided that, except as otherwise provided in the Transition Services Agreement, the Seller (including its accountants, auditors and other representatives) shall have a period of fifteen (15) days to review and comment on such Pre-Closing Returns, and such Pre-Closing Returns shall not be filed until Seller has had such an opportunity to comment. All such Pre-Closing Returns shall be prepared consistent with past practice except as otherwise required by Law. The Seller shall cooperate reasonably with the Company Parties, to the extent reasonably necessary, in the preparation of such Pre-Closing Returns, including by making the Company Parties’ book and records available for inspection by the Company Parties, the Company Parties’ accountants, auditors and attorneys upon reasonable advance notice. Except to the extent specifically reflected as an Adjusted Current Liability in the calculation of Net Working Capital, the Seller shall be responsible for the payment of all Taxes payable by or on behalf of Essensa, and 50% of the Taxes payable by or on behalf of Innovatix and the Subsidiaries with respect to the Pre-Closing Returns.

(c) Straddle Period. The portion of the Taxes payable by the Company Parties with respect to a Straddle Period that relates to the portion of the period ending on the Closing Date shall be determined, (i) in the case of income Taxes or Taxes based on transaction, receipts or payroll, based on an interim closing of the books of the Company Parties as of the end of the day on the Closing Date, and (ii) in the case of all other Taxes, by prorating such Taxes based on a ratio of (A) the number of days in the tax period through and including the Closing Date to (B) the total number of days in the tax period.

(d) Allocation. The Purchaser and the Seller agree to cooperate in good faith to allocate the Purchase Price, as finally determined, increased by the liabilities of the Company Parties and other relevant items, among the assets of the Company Parties in accordance with the principles of Section 1060 of the Code. If, within ninety (90) days after the final determination of the Purchase Price, the Purchaser and the Seller agree as to the allocation of the Purchase Price, the Purchaser and the Seller further agree to prepare and file all Tax Returns in a manner consistent with the agreed allocation and shall not take any position inconsistent with the agreed allocation or agree to any proposed adjustment thereto by any taxing authority without first giving the other party prior written notice of such proposed adjustment. If, within ninety (90) days after the final determination of the Purchase Price, the Purchaser and the Seller are unable to resolve any disputes relating to the allocation of the purchase price, (i) the Purchaser and the Seller may each use a different purchase price allocation, (ii) each of the Purchaser and the Seller shall use (and cause its Affiliates to use) their respective purchase price allocation in connection with the preparation and filing of all Tax Returns, and (iii) the Purchaser shall have no liability to the Seller, and the Seller shall have no liability to the Purchaser, for any additional Taxes that may be imposed by any Governmental Authority to the extent that such Tax arises solely as a result of the inconsistencies between the separately used purchase price allocations; provided, however, that the Purchaser and the Seller agree to allocate the Purchase Price, as finally determined, increased by the liabilities of the Company Parties and other relevant items, among the assets of the Company Parties as follows: (A) 80% with respect to Innovatix and its Subsidiaries; and (ii) 20% with respect to Essensa, except with respect to Indebtedness of the Company Parties, Cash of the Company Parties and Net Working Capital, which shall allocated as finally determined pursuant to Section 2.3.

(e) Cooperation on Tax Matters. The Purchaser and the Seller shall cooperate fully, as and to the extent reasonably requested by any party hereto, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention, until the later of five (5) years from the end of the calendar year in which the Closing occurs or the expiration of any applicable statute of limitations, including any extensions thereof, and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding anything to the contrary herein, in no event will either party be required to provide to the other party any Tax Return, or any portion thereof, filed by a direct or indirect parent of a Company Party (or any related records and information).

(f) Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Company Parties’ shall be terminated as of the Closing Date and, after the Closing Date, the Purchaser and the Company Parties shall not be bound thereby or have any liability thereunder. The Purchaser and the Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed (including, but not limited to, with respect to the Transactions).

(g) United States Person. On or prior to the Closing, the Seller will provide an affidavit of non-foreign status, in form and substance reasonably acceptable to the Purchaser, that complies with Code Section 1445 and the Treasury Regulations thereunder.

(h) Audits and Contests With Respect to Taxes.

(i) The Purchaser and the Seller shall notify the other in writing within 15 Business Days after receipt by Purchaser or the Seller of written notice of any pending or threatened Tax proceeding with respect to Taxes of any Company Party relating to any Taxes for any period (including a Straddle Period) ending on or before the Closing Date; provided, however, no failure or delay by the Purchaser to provide such notice to the Seller shall reduce or otherwise affect the Seller’s indemnification obligation under Section 9.2, except to the extent the Purchaser is actually materially prejudiced thereby.

(ii) Within 15 Business Days after the Seller’s receipt of a notice of a Tax proceeding (or such shorter period as may be required by the notice of the Tax proceeding) respecting an item or items for which the Seller has an indemnification obligation under Section 9.2, the Seller may elect, by written notice to the Purchaser, to assume control of the defense of such Tax proceeding in the name of the applicable Company Party, as appropriate, provided the Seller has acknowledged in writing its indemnification obligation for such item or items. Subject to Section 7.1(h)(iii), if the Seller so elects, it shall be responsible for the defense of the item or items at issue, except that (i) the Seller and the Purchaser shall cooperate with each other in the conduct of such Tax proceeding, (ii) the Seller shall provide the Purchaser with copies of all written materials relating to such Tax proceeding received from the Governmental Authority, (iii) the Purchaser shall be entitled to participate (at its own expense) in such Tax proceeding, including having an opportunity to review and comment on any written materials prepared by the Seller prior to the submission of such written material in connection with such Tax proceeding and attending any conferences related to such Tax proceeding, and (iv) the Seller shall not compromise or settle such Tax proceeding without the Purchaser’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned.

(iii) If the Seller shall elect in writing not to control the conduct of the Tax proceeding pursuant to Section 7.1(h)(ii), or otherwise fails to take control or share control of a Tax proceeding that it is entitled to control or share control, the Purchaser shall have the right to control such Tax proceeding (at the Seller’s expense); provided, however, that the Purchaser shall not compromise or settle such Tax proceeding without the Seller’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned.

(iv) Notwithstanding anything to the contrary herein, no audit or contest relating to Internal Revenue Service Form 1065 or any similar information return required to be filed for state or local income Tax purposes for any period ending on or before the Closing Date shall be subject to this Section 7.1(h).

(i) Tax Attributes. Notwithstanding anything to the contrary herein, the Seller and the Purchaser agree that the Seller makes no representation, makes no warranty, and provides no other assurance, with respect to the amount of any Tax Attributes of the Company Parties, or with respect to the availability on and after the Closing Date of any Tax Attributes of any Company Party. The Seller shall have no liability for any Taxes of the Purchaser resulting from or arising with respect to any sale of the Company Parties (or any assets thereof) following the Closing Date.

7.2 Non-Compete Covenant. From the Closing Date until the seventh (7th) anniversary of the date of this Agreement (the “Restricted Period”), the Seller shall not, and shall not permit any Affiliate of the Seller to, directly or indirectly, without the prior written consent of the Purchaser, (a) own or control any interest in (except any investment in the Purchaser or its Affiliates or any other passive investment in less than two percent (2%) of the capital stock or publicly traded notes or debentures of a publicly held company), (b) establish or operate or act as a partner, member (other than a Class B Member of CCLC) or joint venturer of, or a consultant to, (c) lend credit or money for the purpose of establishing or operating, or (d) allow the name or reputation of Seller or any Affiliate of Seller to be used by, any other Person (a “Competitor”) that is engaged in, directly or indirectly, the provision of group purchasing or supply chain consulting services to non-acute healthcare providers or the provision of group purchasing services to non-healthcare entities (such services, the “Restricted Business”) anywhere in the United States of America and its territories and possessions, except as otherwise provided below with respect to the Permitted Activities. The Seller acknowledges that the Company Parties conduct and the Company Parties and their Affiliates will continue to conduct their business throughout the United States of America and its territories and possessions and this Section 7.2 therefore shall be effective throughout the United States of America and its territories and possessions.

Notwithstanding the foregoing, the Purchaser acknowledges that Seller and/or its Affiliates, including GNYHA Services, Inc. (“GNYHA Services”) and Nexera, Inc. (“Nexera”), are engaged in group purchasing and supply chain consulting services for acute care hospitals and hospital systems, including the OLMA Non-Acute Entities (as defined below), and agrees that nothing in this Section 7.2 and Section 7.3 shall restrict Seller or any of its Affiliates, including GNYHA Services, from directly or indirectly engaging in any of the activities described in clauses (i)-(vi) (the “Permitted Activities”):

(i) group purchasing activities for a Hospital GPO Member (as defined below) and/or a Hospital GPO Member OLMA Non-Acute Entity (which entity qualifies as a Hospital GPO Member OLMA Non-Acute Entity because (A) it satisfies clause (i) or (ii) of the definition of OLMA Non-Acute Entity or (B) it satisfies clause (iii) of the definition thereof and becomes a sponsored affiliate of a Hospital GPO Member (provided that such sponsorship is approved by Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed));

(ii) supply chain consulting services for a Hospital GPO Member and/or any Hospital GPO Member OLMA Non-Acute Entity;

(iii) supply chain consulting services for a member of the Greater New York Hospital Association (an “Association Member”) and/or any Association Member OLMA Non-Acute Entity;

(iv) supply chain consulting services for an accountable care organization or similar entity owned, leased or managed by an Association Member, Hospital GPO Member or their respective OLMA Non-Acute Entities;

(v) supply chain consulting services for the Continuing Care Leadership Coalition (“CCLC”) or an Affiliate thereof or a member of CCLC; or

(vi) supply chain consulting services for an OLMA Non-Acute Entity that is owned, leased, managed or affiliated with an acute-care client of Nexera to whom Nexera has provided prior to the date hereof, is currently providing as of the Closing or may provide during the Restricted Period substantially similar or related supply chain consulting services.

In addition, during the Restricted Period the Seller shall not, and shall not permit any Affiliate of the Seller to, directly or indirectly, influence or attempt to influence any Person who is a contracting party with the Company Parties and/or their Affiliates as of the Closing Date to terminate or adversely amend any existing written or oral agreement of a Company Party and/or its Affiliates with respect to the Business.

For purposes of this Section 7.2, “Hospital GPO Member” means any acute care hospital or hospital system that participates in the group purchasing program operated by Premier Healthcare Alliance, L.P. (the “Premier Program”) as a sponsored affiliate of GNYHA Services at any time during the Restricted Period. For purposes of this Section 7.2, “OLMA Non-Acute Entities” means any non-acute entity that is: (i) owned, leased or managed by an acute care hospital or hospital system; (ii) a sponsored affiliate of a Hospital GPO Member; or (iii) an affiliate of an acute care hospital or hospital system, other than those entities specified in item (ii). For purposes of this Section 7.2, the term “sponsored affiliate” does not refer to the term Affiliate as used in this Agreement.

7.3 Non-Solicitation.

(a) During the Restricted Period, the Seller shall not, and shall not permit any Affiliate of the Seller to, directly or indirectly, in any manner, without the prior written consent of the Purchaser, (a) hire or engage or recruit, solicit or otherwise attempt to employ or engage or enter into any business relationship with any other Person employed by a Company Party or engaged in the Restricted Business and employed by an Affiliate of a Company Party, or induce or attempt to induce any such Person to leave such employment, or (b) entice, or attempt to entice, away from any Company Party or any Affiliate thereof engaged in the Restricted Business any Person who is, or was within the 13 month period prior thereto, a customer or vendor of such Company Party or any Affiliate thereof engaged in the Restricted Business, or otherwise intentionally interfere, or take any action that would reasonably be expected to interfere, with the business relationship of a Company Party or any Affiliate thereof engaged in the Restricted Business with any Person who is, or was within the 13 month period prior thereto, a customer, vendor, supplier or other business relation of such Company Party or any Affiliate thereof engaged in the Restricted Business, in each case, for the purpose of reducing the Restricted Business conducted by such Company Party with such Person; provided that the restrictions of clause (a) of this Section 7.3(a) shall not apply to an employee of a Company Party and/or its Affiliates (i) that responds to a solicitation of general circulation not specifically targeted at such employee, (ii) that was terminated by such Company Party or Affiliate so long as such terminated employee has not been employed by a Company Party or any of its Affiliates for at least three (3) months from the date of solicitation, or (iii) that is a former employee so long as such former employee has not been employed by a Company Party or any of its Affiliates for at least nine (9) months from the date of solicitation.

(b) During the Restricted Period, the Purchaser shall not, and shall not permit any Affiliate of the Purchaser to, directly or indirectly, in any manner, without the prior written consent of the Seller, hire or engage or recruit, solicit or otherwise attempt to employ or engage or enter into any business relationship with any Person employed by the Seller or an Affiliate of the Seller, or induce or attempt to induce any such Person to leave such employment; provided that the restrictions of this Section 7.3(b) shall not apply to an employee of the Seller and/or its Affiliates (i) that responds to a solicitation of general circulation not specifically targeted at such employee, (ii) that was terminated by the Seller or any such Affiliate so long as such terminated employee has not been employed by Seller or any of its Affiliates for at least three (3) months from the date of solicitation, (iii) that is a former employee so long as such former employee has not been employed by the Seller or any of its Affiliate for at least nine (9) months from the date of solicitation or (iv) that is an Employee of a Company Party as of the date hereof or as of immediately prior to the Closing.

7.4 Confidential Information.

(a) The Seller hereby covenants and agrees that, from and after the Closing Date, the Seller and its Affiliates shall, unless with the prior written consent of the Purchaser, keep confidential and not disclose to any other Person any confidential information that is proprietary in nature regarding the Company Parties and existing as of the Closing Date, provided that (i) the Seller may disclose on a confidential basis such information relating to the Transactions to any professional advisor for any reasonable purpose, and (ii) the Seller may disclose information otherwise necessary in order to enforce the terms of this Agreement or defend against any claim made under this Agreement. The obligation of the Seller and its Affiliates under this Section 7.4(a) shall not apply to information which: (A) is or becomes publicly known without breach of the commitment provided for in this Section 7.4(a); (B) is available from a third-party not under an obligation to keep such information confidential; or (C) is required to be disclosed by Law or is requested by any Governmental Authority, provided, however, that in any such case under this clause (C), the Seller shall notify the Purchaser as early as reasonably practicable prior to disclosure to allow the Purchaser, at Purchaser’s expense, to take appropriate measures to preserve the confidentiality of such information.

(b) The Purchaser hereby covenants and agrees that, from and after the Closing Date, the Purchaser and its Affiliates shall, unless with the prior written consent of the Seller, keep confidential and not disclose to any other Person any confidential information that is proprietary in nature regarding the Seller and its Affiliates existing as of the Closing Date (other than Company Parties or with respect to the Business or the operations of the Company Parties), provided that (i) the Purchaser may disclose on a confidential basis such information relating to the Transactions to any professional advisor for any reasonable purpose, and (ii) the Purchaser may disclose information otherwise necessary in order to enforce the terms of this Agreement or defend against any claim made under this Agreement. The obligation of the Purchaser and its Affiliates under this Section 7.4(b) shall not apply to information which: (A) is or becomes publicly known without breach of the commitment provided for in this Section 7.4(b); (B) is available from a third-party not under an obligation to keep such information confidential; or (C) is required to be disclosed by Law or is requested by any Governmental Authority, provided, however, that in any such case under this clause (C), the Purchaser shall notify the Seller as early as reasonably practicable prior to disclosure to allow the Seller, at Seller’s expense, to take appropriate measures to preserve the confidentiality of such information.

7.5 Injunctive Relief. The Seller (and, as applicable, the Purchaser) acknowledge that any breach or threatened breach of the provisions of Section 7.2, Section 7.3 or Section 7.4 of this Agreement will cause irreparable injury to the Purchaser, the Company Parties (and, as applicable, the Seller) and/or their respective Subsidiaries and Affiliates for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach, the Purchaser, the Company Parties (and, as applicable, the Seller) and/or their respective Subsidiaries and Affiliates shall be entitled, in addition to the exercise of other remedies, to seek and (subject to court approval) obtain injunctive and other equitable relief, without posting any bond or other undertaking, restraining the Seller (and, as applicable, the Purchaser) and/or their respective Affiliates from committing such breach or threatened breach. In addition, the prevailing party in the final, non-appealable determination of any Action to enforce any rights (other than the right to obtain injunctive relief) under any provision of such sections shall be entitled to recover all reasonable, out-of-pocket attorneys’ fees and costs incurred by such prevailing party in connection with such action. The rights provided under this Section 7.5 shall be in addition to, and not in lieu of, any other rights and remedies available to the Purchaser, the Company Parties and/or their respective Subsidiaries and Affiliates.

7.6 Reasonable Restrictions. The Seller (a) have carefully read and understand Section 7.2, Section 7.3 and Section 7.4 of this Agreement and have had the opportunity for such sections to be reviewed by counsel, (b) acknowledge that the duration, geographical scope and subject matter of Section 7.2, Section 7.3 and Section 7.4 of this Agreement are reasonable and necessary to protect the goodwill, customer relationships, legitimate business interests, trade secrets and confidential and proprietary information of the Company Parties, (c) acknowledge that the Purchaser would not have closed the Transactions without the benefits contained in Section 7.2, Section 7.3 and Section 7.4 of this Agreement, and that the Seller is directly or indirectly receiving substantial consideration in connection with the Closing as a result of the sale of the goodwill of the Company Parties to the Purchaser, and (d) understands that this Agreement is assignable by the Purchaser, the Company Parties and/or such Subsidiaries and Affiliates and shall inure to the benefit of their respective successors and permitted assigns. If the final judgment of a court of competent jurisdiction declares that any term or provision of Section 7.2, Section 7.3 or Section 7.4 of this Agreement is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

7.7 Conduct of the Business. From the date hereof until the earlier of the Closing or termination of this Agreement pursuant to Section 8.1 hereof, except as otherwise provided for by this Agreement or Schedule 7.7, in order to comply with the terms of this Agreement or consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall cause (a) each of the Company Parties to use reasonable best efforts to operate its business in the ordinary course of business consistent with past practices and in compliance in all material respects with all applicable Laws, and (b) each of the Company Parties to not:

(a) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any membership interests of the Company Parties, or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating a Company Party to issue or purchase any such membership interests or other convertible securities;

(b) effect any recapitalization, reclassification, membership distribution, membership split or like change in its capitalization;

(c) amend the Charters or the Operating Agreements (or equivalent organizational documents);

(d) declare, set aside, or pay any distributions on or make any other distributions (whether in Equity or property) (other than in Cash) in respect of any membership interests of a Company Party, or directly or indirectly repurchase, redeem or otherwise acquire any membership interests of a Company Party (or options, warrants or other rights convertible into, exercisable or exchangeable for such membership interests of a Company Party);

(e) sell, lease, license, transfer or otherwise dispose of or grant any security interest in any of its material Properties or assets, including, without limitation, the sale of any accounts receivable of a Company Party, except for any such sales, leases, licenses, transfers or other dispositions in the ordinary course of business;

(f) make any loan to any other Person except for normal travel and expense advances to Employees consistent with past practices;

(g) make or incur any expenditures or enter into any commitment or transaction, in each case, payable following the Closing involving expenditures exceeding $250,000 individually or $750,000 in the aggregate, except as expressly contemplated by any Material Contract or such expenditures, commitments or transactions that would be reflected as an Adjusted Current Liability and not otherwise prohibited by this Section 7.7;

(h) pay, discharge, waive or satisfy, in any amount in excess of $150,000 in any one case, or $450,000 in the aggregate, any claim, liability, right or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) of a Company Party, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Latest Balance Sheet (or liabilities arising after the date of the Latest Balance Sheet that would otherwise be reflected as an Adjusted Current Liability) or trade payables and other obligations in the ordinary course of business and the repayment of Indebtedness of the Company Parties prior to Closing;

(i) adopt or change accounting methods or practices (including any change in depreciation or amortization policies) other than as required by GAAP or applicable Law;

(j) (A) make or change any election in respect of Taxes, (B) adopt or change any accounting method in respect of Taxes, (C) settle any claim or assessment in respect of Taxes, (D) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or (E) file any income or other material Tax Return or amend any Tax Return unless a copy of such Tax Return or amended Tax Return has been delivered to Purchaser for review a reasonable time prior to filing and Purchaser has approved such Tax Return or amended Tax Return in writing, which approval may not be unreasonably delayed, conditioned or withheld;

(k) incur any Indebtedness, guarantee any Indebtedness of any Person, issue or sell any debt securities or guarantee any debt securities of any Person, other than in the ordinary course of business;

(l) waive or release any material right or claim of any Company Party, other than in the ordinary course of business or other than as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company Parties, taken as a whole;

(m) commence any Action or settle any Action, threat of any Action or other investigation against a Company Party or its business (A) requiring payment of monies in excess of $100,000, (B) with any Governmental Authority Entity (other than any such matters in respect of Taxes, which are governed by clause (k)) or (C) that involves non-monetary relief to a third party that restricts a Company Party;

(n) sell, lease, license or transfer to any Person any rights to any Company Owned IP or enter into any agreement or modify any existing agreement with respect to any Company Owned IP with any Person, other than in the ordinary course of business;

(o) enter into any agreement to purchase or sell any interest in real Property, grant any security interest in any real Property or Leased Real Property, enter into any lease, sublease, license or other occupancy agreement with respect to any real Property or Leased Real Property or alter, amend, modify or terminate any of the Real Property Leases;

(p) amend or otherwise modify (or agree to do so) in any material respect the terms of any Material Contract or any Material Member and Vendor Contract;

(q) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity securities or material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(r) enter into any strategic alliance, affiliate agreement or joint marketing arrangement or agreement, other than in the ordinary course of business;

(s) cancel or amend or fail to renew any material insurance policy;

(t) enter into, establish, adopt, terminate, withdraw from or amend or take any action to accelerate any rights or benefits under any Company Benefit Plan or hire any new Employee having an annual base salary in excess of $240,000;

(u) pay or agree to pay any material special bonus, special remuneration or special noncash benefit (except payments and benefits made pursuant to written agreements outstanding on the date hereof), other than in the ordinary course of business;

(v) increase the benefits, salaries, wage rates, bonuses or severance amounts of its Employees, officers, managers or independent contractors, other than in the ordinary course of business;

(w) grant any material increase in or grant or pay any severance, termination pay or payments or benefits payable as a result of the Transactions (A) to any independent contractor, (B) to any manager or officer, or (C) to any other Employee, in each case, except for payments made pursuant to written agreements outstanding on the date hereof and made available to the Purchaser;

(x) amend, terminate, or adopt any Company Benefit Plan, except as required by Law;

(y) except as expressly permitted pursuant to Section 7.16(c) below or with respect to any Employee whose employment has been terminated between the date hereof and the Closing Date, pay, or permit any Affiliate to pay, any Employee any accrued and unused vacation time or paid time off or severance pay to which such Employee was or becomes entitled; or

(z) enter into any transaction with any Employee outside the ordinary course of business.

7.8 Access to Information. From the date of this Agreement until the Closing, the Seller shall, subject to compliance with applicable Law, cause the Company Parties to: (a) afford to the Purchaser and its authorized representatives reasonable access during normal business hours upon reasonable prior notice to all of the books, records, premises, Properties, personnel, contracts, documents, and, as arranged by the management of the Company Parties and subject to mutually agreed upon restrictions, meetings with Material Members and Material Vendors, and (b) furnish to the Purchaser such other information concerning the business, Properties and personnel of the Company Parties as the Purchaser may reasonably request. The Purchaser and its authorized representatives will conduct all such inspections in a manner which will minimize any disruptions of the business and operations of the Company Parties. The Purchaser agrees that all such information will be subject to the confidentiality provisions of that certain Confidential Disclosure Agreement between GNYHA Holdings, LLC and Premier Healthcare Alliance, L.P., dated as of December 1, 2015 (the “Non-Disclosure Agreement”).

7.9 Certain Filings; Further Action and Reasonable Best Efforts. Upon the terms and subject to the conditions herein provided and except as otherwise stated in this Agreement, each of the Seller and the Purchaser shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transactions; provided, however, that such action shall not include any requirement on the part of the Purchaser, the Seller, the Company Parties or any of their Affiliates to expend material amounts of money (other than routine out of pocket expenses), commence or participate in any litigation or offer or grant any material accommodation (financial or otherwise) to any Person. In furtherance of the foregoing, from the date of this Agreement until the Closing, each of the Seller and the Purchaser shall cooperate with the other and use their reasonable best efforts to make or cause to be made, as soon as reasonably practicable, all filings with Governmental Authorities that are necessary to obtain all Permits and Regulatory Filings for the execution and delivery of this Agreement and the consummation of the Transactions. The Seller, Company Parties and the Purchaser shall use commercially reasonable efforts to respond to any requests for additional information made by any Governmental Authorities with respect to all filings required to take all actions necessary to obtain any required approvals of any Governmental Authorities under applicable Laws and to resist in good faith, at each of their respective cost and expense (including through the institution or defense of any Action), any assertion that the Transactions constitute a violation of applicable Laws, all to the end of expediting consummation of the Transactions. Each of the Seller and the Purchaser will furnish to the other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing and will provide the other party with copies of all filings made by such party with any Governmental Authority or any other information supplied by such party to any Governmental Authority in connection with this Agreement and the Transactions.

7.10 Termination of Agreements; Intercompany Accounts. The Seller agrees that, with the exception of the agreements listed in Schedule 7.10, on or before the Closing Date, all agreements existing between (a) any Company Party and (b) the Seller or any of its Affiliates (other than any other Company Party) will be terminated prior to Closing. Except for this Agreement and any other agreements or instruments entered into in connection with this Agreement, on or before the Closing Date, all intercompany accounts among the Seller and its Affiliates (other than between Company Parties), on the one hand, and any Company Party, on the other hand, shall be settled.

7.11 [Intentionally omitted].

7.12 Notification.

(a) Notification by the Purchaser. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Section 8.1 hereof, the Purchaser shall promptly disclose to the Seller in writing: (i) any material variances from the representations and warranties contained in Section 5 and of any other fact or event that would cause or constitute, or that would reasonably be expected to cause or constitute, a material breach or violation of any covenant or agreement in this Agreement made by the Purchaser, in each case, that would cause the failure of a condition set forth in Section 6.4; (ii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions; (iii) any written notice or other written communication from any Governmental Authority in connection with the Transactions; (iv) any Action commenced or, to the knowledge of the Purchaser’s General Counsel after due and reasonable investigation, threatened, against the Purchaser with respect to the Transactions; and (v) any failure of the Purchaser to comply with or satisfy in any material respect any material covenant, condition or agreement to be complied with or satisfied by it hereunder that would cause, or that would reasonably be expected to cause, the failure of a condition set forth in Section 6.4. Following the closing, the Seller Indemnified Parties shall not be permitted to seek indemnification pursuant to Section 9.2(b)(ii) for any breach by the Purchaser of this Section 7.12(a) in connection with any failure to disclose any material variances from the representations and warranties contained in Section 5 to the extent such variances entitle the Seller Indemnified Parties to indemnification pursuant to Section 9.2(b)(i).

(b) Notification by the Seller. From the date of this Agreement until the earlier of the Closing or termination of this Agreement pursuant to Section 8.1 hereof, the Seller shall promptly disclose to the Purchaser in writing: (i) any material variances from the representations and warranties contained in Section 3 or Section 4 and of any other fact or event that would cause or constitute, or that would reasonably be expected to cause or constitute, a material breach or violation of any material covenant or agreement in this Agreement made by the Seller or any Company Party, in each case, that would cause the failure of a condition set forth in Section 6.2, (ii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions; (iii) any written notice or other written communication from any Governmental Authority in connection with the Transactions; (iv) any Action commenced or, to the Seller’s Knowledge, threatened, against the Seller or any Company Party with respect to the Transactions; (v) any failure of the Seller or any Company Party to comply with or satisfy in any material respect any material covenant, condition or agreement to be complied with or satisfied by it hereunder that would cause, or that would reasonably be expected to cause, the failure of a condition set forth in Section 6.2; and (vi) the occurrence of any event, circumstance or condition that has had or would reasonably be expected to have a Material Adverse Effect. Following the closing, the Purchaser Indemnified Parties shall not be permitted to seek indemnification pursuant to Section 9.2(a)(ii) for any breach by Seller of this Section 7.12(b) in connection with any failure to disclose any material variances from the representations and warranties contained in Section 3 or Section 4 to the extent such variances entitle the Purchaser Indemnified Parties to indemnification pursuant to Section 9.2(a)(i).

(c) Notice of Developments. During the period commencing on the date of this Agreement and terminating upon the earlier to occur of three (3) Business Days prior to the Closing or the termination of this Agreement, the Seller shall, if necessary, update the Disclosure Schedules (“Updated Disclosure Schedules”), subject to this Section 7.12(c), to reflect (i) any matter that existed on or prior to the date hereof, of which the Seller becomes aware hereafter which was required to have been set forth or described in the Disclosure Schedules (“Pre-Signing Items”) and (ii) any matter hereafter arising which, if existing on the date hereof, would have been required to be set forth or described in the Disclosure Schedules (“Post-Signing Items”); provided, that no such update regarding Pre-Signing Items shall be deemed to cure any breach which exists as of the date of this Agreement; provided, further, that such updates shall relate only to actions, omissions or events that are not prohibited pursuant to this Agreement. With respect to a Post-Signing Item that has caused a condition set forth in Section 6.2 not to be satisfied, the Purchaser will have three (3) Business Days from receipt of the Updated Disclosure Schedules with respect to such Post-Signing Item to determine, in the Purchaser’s sole discretion, and give the Seller notice of its determination, whether to (A) accept such Updated Disclosure Schedules with respect to such Post-Signing Item and, subject to satisfaction of all other conditions to Closing, proceed with the Closing, in which case such Post-Signing Item shall be deemed to have cured the breach of the relevant representation and warranty and, accordingly, the Purchaser shall not have the right to seek indemnification therefor in accordance with Section 9, or (B) to reject such Updated Disclosure Schedules and terminate this Agreement pursuant to Section 8.1(d) if terminable pursuant to the terms thereof.

7.13 No Solicitation. Until the earlier of the Closing or the termination of this Agreement pursuant to Section 8.1 hereof, the Seller shall, and shall cause the Company Parties, and the directors, managers, officers, employees, independent contractors, agents, advisors and other representatives of the Seller, the Company Parties and their Affiliates (collectively, the “Company Representatives”) to, cease any existing discussion or negotiation with any Persons (other than the Purchaser and its Affiliates) conducted prior to the date hereof with respect to any proposed, potential or contemplated Competing Transaction, and the Seller shall not, and shall direct the Company Parties and the Company Representatives not to (and shall not authorize or knowingly permit them to), directly or indirectly, take any of the following actions with any party other than the Purchaser and its designees: (a) solicit, initiate, participate or knowingly encourage any negotiations or discussions with respect to any offer or proposal to acquire all or any portion of a Company Party’s business or assets, or any equity interest in a Company Party or membership interests of a Company Party or any rights to acquire, directly or indirectly, any membership interests of a Company Party or other equity interests in a Company Party, regardless of the form of transaction (a “Competing Transaction”), or effect any such Competing Transaction, (b) except as required by Law, disclose any information to any Person concerning the business or assets of a Company Party, or afford to any Person access to a Company Party’s assets, books or records, other than in the ordinary course of business or in connection with the negotiation, execution and performance of this Agreement, (c) assist or cooperate with any Person to make any proposal regarding a Competing Transaction, or (d) enter into any agreement with any Person providing for a Competing Transaction. In the event that the Seller, the Company Parties or any Company Representative shall receive, prior to the Closing or the termination of this Agreement in accordance with Section 8.1 hereof, any offer, proposal, or request, directly or indirectly, of the type referenced in clause (a), (c) or (d) above, or any request for disclosure or access as referenced in clause (b) above, the Seller, shall, or shall cause the Company Parties or such Company Representative to, immediately (x) terminate, suspend or otherwise discontinue any and all discussions or other negotiations with such Person with regard to such offers, proposals, or requests and (y) notify Purchaser thereof, including the terms and conditions of such proposal or inquiry, in reasonable detail. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in Section 7.13 by (i) the Seller, a Company Party or any stockholder, member, or any agent, representative or affiliate thereof or (ii) any officer, manager, agent, representative or affiliate of a Seller or a Company Party, shall be deemed to be a breach of this Agreement by the Seller.

7.14 Release.

(a) At the Closing, the Seller, on behalf of itself and its controlled Affiliates (excluding each Company Party) and their successors and assigns, shall, and hereby does (as of the Closing Date), knowingly and irrevocably release and forever discharge the Purchaser and its Affiliates (including each Company Party) and their successors and assigns, and their respective current and former directors, managers, officers, partners, members, shareholders, employees, agents and representatives (individually, a “Company Party Releasee” and collectively, “Company Party Releasees”), in all cases from any and all Actions, Orders, contracts, debts, liabilities, rights and obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) that the Seller or any of its Affiliates or their successors and assigns now has, has ever had or may hereafter have against the respective Company Party Releasees, in each case, by reason of, on account of or arising out of any matter, cause, event, act, omission, circumstance or thing whatsoever against or with respect to the Company Parties arising or occurring contemporaneously with or before the Closing Date, in each case other than (i) any Actions, Orders, contracts, debts, liabilities, rights and obligations arising under this Agreement, including, without limitation, any acts or omissions of any Company Party Releasee related to or giving rise to any breach of a representation or warranty contained herein, or any other Transaction Document, and (ii) any unpaid obligations of Innovatix in respect of services performed by Seller under the Services Agreement (collectively, the “Company Party Released Claims”). The Seller, on behalf of itself and its Affiliates and their successors and assigns, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any Action of any kind against any Company Party Releasee, based upon any Company Party Released Claims. For the avoidance of doubt, the Seller, on behalf of itself and its controlled Affiliates and their successors and assigns, is only releasing or discharging the Company Party Releasees pursuant to this Section 7.14(a) from any Actions, Orders, contracts, debts, liabilities, rights or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, or whether or not accrued) that the Seller or any of its controlled Affiliates or their successors and assigns now has, has ever had or may hereafter have against the Company Party Releasees with respect to matters, causes, events, acts, omissions, circumstances or things that are related the Company Parties.

(b) At the Closing, the Purchaser, on behalf of itself and its controlled Affiliates (including each Company Party) and their successors and assigns, shall, and hereby does (as of the Closing Date), knowingly and irrevocably release and forever discharge the Seller, its Affiliates, their successors and assigns and their respective current and former directors, managers, officers, partners, members, shareholders, employees, agents and representatives (individually, a “Seller Releasee” and collectively, “Seller Releasees”), in all cases from any and all Actions, Orders, contracts, debts, liabilities, rights and obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) that the Purchaser or any of its Affiliates (including each Company Party) or their successors and assigns now has, has ever had or may hereafter have against the respective Seller Releasees, in each case by reason of, on account of or arising out of any matter, cause, event, act, omission, circumstance or thing whatsoever with respect to the Company Parties arising or occurring contemporaneously with or before the Closing Date, including under the Services Agreement, in each case other than (i) any Actions, Orders, contracts, debts, liabilities, rights and obligations arising under this Agreement, including, without limitation, any acts or omissions of any Seller Releasee related to or giving rise to any breach of a representation or warranty contained herein, or any other Transaction Document and (ii) any unpaid obligations of Innovatix to the Purchaser or its Affiliates with respect to the pre-Closing operation or activities of Innovatix and its Subsidiaries (collectively, the “Seller Released Claims”). The Purchaser, on behalf of itself and its Affiliates (including each Company Party) and their successors and assigns, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any Action of any kind against any Seller Releasee, based upon any Seller Released Claim. For the avoidance of doubt, the Purchaser, on behalf of itself and its controlled Affiliates (including each Company Party) and their successors and assigns, is only releasing or discharging the Seller Releasees pursuant to this Section 7.14(b) from any Actions, Orders, contracts, debts, liabilities, rights or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, or whether or not accrued) that the Purchaser or any of its controlled Affiliates or their successors and assigns now has, has ever had or may hereafter have against the Seller Releasees with respect to matters, causes, events, acts, omissions, circumstances or things that are related the Company Parties.

7.15 Access to Books and Records.

(a) Subject to Section 7.1(e), from and after the Closing, the Seller and its Affiliates shall provide, or cause its Affiliates to provide, the Purchaser and its authorized representatives with reasonable access, during normal business hours, to the books, records (including accountants’ work papers), properties, facilities and employees of the Seller or its Affiliates with respect to any matter relating to the Company Parties in respect of periods prior to the Closing Date, to the extent reasonably necessary for the Purchaser or its Affiliates to comply with the reporting obligations required by the Securities and Exchange Commission, NASDAQ, and the Securities Act. The Seller shall cooperate, and cause its Affiliates to cooperate, in good faith with the Purchaser and its Affiliates to facilitate the timely compliance by Purchaser and its Affiliates with such reporting obligations. Unless otherwise consented to in writing by the Purchaser, the Seller shall not, and shall not permit its Affiliates, for a period of three (3) years following the Closing Date, destroy, alter or otherwise dispose of any of its books and records, or any portions thereof, relating to periods prior to the Closing Date with respect to the Company Parties and/or matters relating to this Agreement and the Transactions without first giving at least thirty (30) days’ prior written notice to the Purchaser and offering to surrender to the Purchaser, at the Purchaser’s expense, such books and records or such portions thereof.

(b) The Purchaser shall and shall cause its Affiliates (including the Company Parties) to maintain the books and records (including accountants’ work papers, files, agreements and documents) relating to the Company Parties in respect of periods prior to the Closing Date and not destroy, alter or otherwise dispose of such books and records for a period of seven (7) years following the Closing Date. For such period, the Purchaser shall, and shall cause the Company Parties to, provide to Seller, if Affiliates and their authorized representatives with reasonable access, during normal business hours for the purpose of obtaining information to facilitate the resolution of any claims made by or against Seller or its Affiliates and shall permit the Seller, its Affiliates and their representatives to make copies of any such information at the Seller’s expense.

7.16 Employee Benefits.

(a) For the period between the Closing Date and June 30, 2017, the Purchaser shall provide, or caused to be provided, to the employees of the Company Parties who are employed by the Company Parties immediately prior to the Closing Date (other than the employees of the Company Parties listed on Schedule 7.16(a)(i) who are on disability or other approved leave of absence as of the date hereof and who remain on disability or other approved leave of absence as of the Closing Date (each a “Leave Employee”), whose employment shall, immediately prior to the Closing Date, be transferred by the Company Party employing such Leave Employee to an Affiliate of the Seller other than a Company Party) and such additional employees of any Affiliate of a Company Party listed on Schedule 7.16(a)(ii) and who continue to be employed by the Company Parties (or any Affiliate) for the period between the Closing Date and June 30, 2017 (the “Continuing Employees”), (w) base salary and base wages that is at least equivalent to the amount in effect immediately prior to the Closing Date, (x) incentive compensation (excluding equity compensation) opportunities equivalent to those in effect immediately prior to the Closing Date, (y) employee benefits substantially comparable to those provided to employees of Purchaser and its Affiliates with similar responsibilities and (z) severance benefits that are no less favorable than the severance benefits provided immediately prior to the date hereof, which severance benefits are set forth in Schedule 7.16(a)(iii). With respect to any Leave Employee who returns to active employment on or prior to the first anniversary of the Closing Date, the Purchaser shall cause the Company Party that employed such Leave Employee prior to the Closing Date to make an offer of employment to such Leave Employee that provides the compensation and benefits set forth in clauses (w) through (z) of this Section 7.16(a) (an “Offer”), and upon such Leave Employee’s acceptance of such Offer, such Leave Employee shall become a Continuing Employee hereunder; provided that if a Leave Employee does not accept an Offer or a Leave Employee does not return to active employment from such disability or other approved leave of absence prior to the first anniversary of the Closing Date, such Leave Employee shall not become a Continuing Employee, unless otherwise agreed in writing by Seller and Purchaser. In addition, for the period from the Closing Date through June 30, 2017, the Purchaser and its Affiliates shall not require any Continuing Employee to relocate his or her principal work location as of the Closing Date by more than sixty (60) miles (other than Continuing Employees party to or entering into employment agreements with the Purchaser, any Company Party or their Affiliates on or following the Closing Date, in which case the base salary, incentive compensation, employee benefits and severance benefits and conditions set forth in such employment agreements control the base salary, incentive compensation, employee benefits and severance benefits of such Continuing Employees from and after the effective date of such employment agreements). Each Continuing Employee shall be given service credit for all purposes, including eligibility to participate, benefit accrual (other than accruals under to any defined benefit pension plan) and vesting under the Purchaser’s employee benefit plans, programs and arrangements with respect to his or her service with the Company Parties prior to the Closing Date; provided, however, the foregoing shall not result in duplication of benefits. With respect to any employee benefit plan, program, arrangement or policy of the Purchaser or its Affiliates that is made available to the Continuing Employees following the Closing Date: (i) service with the any Company Party by such Continuing Employee prior to the Closing Date shall be credited for eligibility, participation and vesting purposes under such plan, program, arrangement or policy and for purposes of calculating benefits under any severance, sick leave or vacation plans, and (ii) with respect to any welfare benefit plans to which such Continuing Employee may become eligible, the Purchaser shall provide, or shall cause to be provided, credit for any co-payments or deductibles and maximum out-of-pocket payments by Continuing Employees during the calendar year in which the Closing occurs and shall waive, or cause to be waived, all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that had not been satisfied prior to the Closing Date. If, during the Earn-Out Period, the Purchaser or one of its Affiliates enters into a release of claims with a Continuing Employee, including, without limitation, in connection with a termination of employment pursuant to which the Continuing Employee executes a release of claims in connection with payment of severance by Purchaser or one of its Affiliates, the Purchaser or its Affiliates shall ensure that such release of claims shall inure to the benefit of, and release all claims against, the Seller and its Affiliates (other than with respect to obligations of Seller or its Affiliates to such Continuing Employee regarding items listed on Schedule EBP).

(b) The parties hereto acknowledge and agree that all of the provisions contained in this Section 7.16 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Company Parties, any participant in any Employee Benefit Plan or any dependent or beneficiary thereof, or (ii) to employment or to continued employment with the Purchaser or any of its Affiliates. Nothing contained in this Agreement shall be deemed to (x) require the Purchaser or any of its Affiliates to continue (1) the employment of any Continuing Employee for any period of time following the Closing Date or (2) any Employee Benefit Plan, (y) or prevent the amendment, modification or termination of any Employee Benefit Plan after the Closing Date or (z) be an amendment or other modification of any Employee Benefit Plan.

(c) On or prior to the Closing Date, the Seller may pay, or cause an Affiliate to pay, but is not obligated to pay, to each Employee an amount determined by the Seller in its sole discretion in respect of accrued and unused vacation time and paid time off to which such Employee is entitled that is in excess of the amount expressly reflected as a liability or reserved against in the books and records of the Seller or the Company Parties on such payout date. The Purchaser shall, or shall cause an Affiliate to, credit to each Continuing Employee the amount of accrued and unused vacation time and paid time off to which each Continuing Employee is entitled that is equal to the amount expressly reflected as a liability or reserved against in the books and records of the Seller or the Company Parties for each Continuing Employee. In addition, the Purchaser shall, or shall cause an Affiliate to, credit to each Continuing Employee the number of accrued and unused sick days to which each Continuing Employee is entitled as of the Closing Date, up to a maximum of twenty-five (25) sick days for each Continuing Employee.

7.17 Director, and Officer Liability and Indemnification.

(a) During the period from the Closing until the six year anniversary of the Closing Date, each of the Purchaser and the Company Parties shall, jointly and severally, indemnify and hold harmless, to the fullest extent permitted by applicable Law, each Person who was or is or becomes, or is threatened to be made, a party to or witness or other participant in, or was or is or becomes obligated to furnish or furnishes documents in response to a subpoena or otherwise in connection with any threatened, pending or completed claim, action, suit, proceeding, arbitration or alternative dispute resolution mechanism, investigation, inquiry, administrative hearing, appeal or any other actual, threatened or completed proceeding, whether brought in the right of a Covered Party (as defined below) or otherwise and whether of a civil

(including intentional or unintentional tort claims), criminal, administrative, arbitrative or investigative nature (each, an “Indemnification Event”) by reason of the fact that such Person is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing, (i) any manager, director, employee or officer of any Company Party, (ii) any Person that provides or provided services under the Services Agreement to any Company Party (including GNHYA Management Corporation), and (iii) any Affiliate, manager, director, employee or officer of any Person described in clause (i) or (ii) (clauses (i), (ii) and (iii), collectively, the “Covered Parties”), from (x) any and all reasonable fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating, printing and binding costs, telephone charges, postage and delivery service fees and all other reasonable disbursements or expenses of any type or nature whatsoever reasonably incurred by a Covered Party (including reasonable attorneys’ fees), and (y) any and all losses, claims, damages, liabilities, judgments, fines, penalties, settlement payments, awards and amounts of any type whatsoever incurred by such Covered Party, in either case, in connection with or arising from any Indemnification Event arising out of or pertaining to the fact that the Covered Party is or was such a manager, officer, employee, director, provider of services or Affiliate (including the taking of any action or the failure to take any action in such capacity in connection with the Transactions), whether asserted or claimed prior to, at or after Closing; provided, however, in no event shall the Purchaser or any Company Party be obligated to indemnify any such Covered Party in the case of fraud; provided, further, however that the indemnification pursuant to this Section 7.17(a) shall not apply to any such Covered Party in connection with any claim made by the Purchaser for indemnification pursuant to this Agreement or any other Transaction Document. Each Covered Party will be entitled, subject to applicable Law, to advancement of expenses incurred in the defense of or other participation in any such claim, action, suit, proceeding or investigation from each of the Purchaser and the applicable Company Party within 14 days of receipt by the Purchaser or the applicable Company Party from the Covered Party of a request therefor; provided, that any Covered Party to whom expenses are advanced provides an undertaking, to the extent required by applicable Law, to repay such advances if it is ultimately determined that such Covered Party is not entitled to indemnification.

(b) In furtherance of the foregoing, during the period from the Closing until the six year anniversary of the Closing Date, (i) the Purchaser shall cause the Charters or the Operating Agreements of the Company Parties to contain provisions with respect to indemnification and exculpation no less beneficial to the Covered Persons as set forth in the Charters or the Operating Agreements of the Company Parties on the date hereof (unless prohibited by applicable Law), and (ii) the Purchaser shall not, and shall not permit the Company to amend, repeal or modify any provision in the Charters or the Operating Agreements of the Company Parties relating to the exculpation or indemnification of any Covered Person in any way that decreases or restricts a Company Party’s obligations or the Covered Persons’ rights thereunder (unless required by applicable Law), it being the intent of the parties hereto that the Covered Persons shall continue to be entitled to such exculpation and indemnification to the full extent of the applicable Law.

(c) In the event that after the Closing Date, the Purchaser or any Company Party, or their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any

Person, then, and in each case, reasonable and proper provision shall be made so that the successors and assigns of the Purchaser or the Company Party, as the case may be, honor the indemnification and other obligations of such Persons (to the extent allowed by applicable Law), including under this Section 7.17.

(d) The provisions of this Section 7.17 are intended to be for the benefit of, and shall be enforceable by, each Covered Person.

7.18 Access to Agreements. To the extent that members of the Company Parties benefit, directly or indirectly, from contracts in the portfolio of group purchasing contracts for goods, services and materials that have been negotiated by the Seller or its Affiliates for the benefit of the members of the Company Parties, including enhancement agreements available to such members of the Company Parties under the national group purchasing contracts negotiated by the Purchaser or any of its Affiliates for the benefit of members of the Purchaser or its Affiliates (the “Premier Program Contracts”), the Seller and its Affiliates shall use commercially reasonable efforts to transition responsibility therefor to the Purchaser and its Affiliates and the members of the Company Parties shall retain the right to benefit therefrom until such time as the transition is completed.

7.19 Further Assurances. Subject to Section 7.1(e), at any time and from time to time after the Closing Date, the parties hereto shall (a) furnish upon reasonable request to each other such information, documents, instruments of transfer or assignment, files and books and records, (b) promptly execute, acknowledge, and deliver any such documents, instruments of transfer or assignment, files and books and records, and (c) do all such further acts and things, as such other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to herein.

8. Termination.

8.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Transactions may be abandoned at any time before the Closing occurs:

(a) by the mutual written consent of the Purchaser and the Seller;

(b) by the Purchaser or the Seller, if any Governmental Authority shall have issued an Order or taken any other action (which Order or other action of the parties hereto shall use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Transactions or making the Transactions illegal and such Order shall have become final and non-appealable;

(c) by the Seller, if the Seller is not in material breach of its obligations under this Agreement and there has been a material violation or breach by the Purchaser of any covenant, agreement, representation or warranty contained in this Agreement that has prevented the satisfaction of any condition to the obligations of the Seller at the Closing and such violation or breach has not been waived by the Seller or cured by the Purchaser within ten (10) Business Days after receipt by the Purchaser of written notice thereof by the Seller;

(d) by the Purchaser, if it is not in material breach of its obligations under this Agreement and there has been a material violation or breach by the Seller or any Company Party of any covenant, agreement, representation or warranty contained in this Agreement that has prevented the satisfaction of any condition to the obligations of the Purchaser at the Closing and such violation or breach has not been waived by the Purchaser or cured by the Seller or such Company Party within ten (10) Business Days after receipt by the Seller of written notice thereof from the Purchaser; or

(e) by the Purchaser or the Seller, if the Transactions have not been consummated on or prior to January 31, 2017; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to (i) the Seller, if the action or failure to act of the Seller or a Company Party has been a principal cause of or resulted in, or (ii) the Purchaser, if the action or failure to act of the Purchaser has been a principal cause of or resulted in, the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1 hereof, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of the Purchaser, the Seller or the Company Parties (nor any of their respective officers, directors, managers, stockholders, members, employees, representatives or Affiliates), except for liabilities for Intentional Misrepresentation, any willful breaches of this Agreement or fraud prior to such termination; provided, that the agreements contained in this Section 8.2 and Section 11 hereof shall survive the termination of this Agreement; and provided further that the confidentiality provisions of the Non-Disclosure Agreement shall remain in full force and effect. A party’s right to terminate this Agreement is in addition to, and not in lieu of, any other legal or equitable rights or remedies which such party may have.

9. Survival of Representations and Warranties; Indemnification.

9.1 Survival of Representations and Warranties. Except as otherwise set forth in this Section 9.1, all of the representations and warranties of the Seller and the Purchaser contained in this Agreement or any other agreement, schedule or certificate delivered by the Seller, a Company Party or the Purchaser pursuant to this Agreement (other than the Employment Agreements, the Consulting Agreements and the Transition Services Agreement) shall survive for eighteen (18) months after the Closing Date. If a party hereto determines that there has been a breach by the other party hereto of any such representation or warranty and notifies the breaching party in writing prior to the expiration of the survival period applicable to such representation and warranty (which notice shall identify the nature of such claim with reasonable specificity and such party’s reasonable estimate of the value of such claim), such representation or warranty and liability therefor shall survive, but only with respect to the specified breach which is specified in such notice, until such breach has been resolved, but no party shall have any liability after such eighteen (18)-month period for any alleged breaches of representations and warranties not specifically specified in a writing delivered within such eighteen (18)-month period. Notwithstanding any term in this Section 9.1, (a) claims related to any Intentional Misrepresentation or fraud by the Seller or the Purchaser in connection with this

Agreement and the Transactions shall survive until the date the respective applicable statute of limitations for such items expires, (b) the representations and warranties contained in Sections 3.2 (Organization and Standing; Authority), 3.3 (Capitalization), 3.4 (Subsidiaries), 3.5(a) (Authority for Agreement), Section 3.22 (Brokers or Agents), 4.1 (Ownership of Membership Interests), 4.2 (Organization and Standing; Authority), 4.7 (Brokers or Agents), 5.1 (Organization and Authority) and 5.8 (Brokers or Agents) shall survive indefinitely (collectively, the “Fundamental Representations”); and (c) the representations and warranties contained in Section 3.19 (Taxes) shall survive until the date the applicable statute of limitations for such item expires.

9.2 Indemnification.

(a) Indemnification by the Seller. Subject to the limitations set forth in this Section 9, from and at all times after the Closing Date, the Seller shall indemnify the Purchaser, its Affiliates, and their directors, officers, managers, shareholders, members, partners, employees, agents, representatives, successors and permitted assigns (the “Purchaser Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Purchaser Indemnified Parties as and when incurred for any and all liabilities, obligations, demands, claims, Actions, causes of action, assessments, judgments, losses, costs, damages, deficiencies, taxes, fines or expenses (whether or not arising out of third party claims), including, without limitation, interest, penalties, reasonable attorneys’ fees and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Damages”), which any Purchaser Indemnified Party may suffer or incur to the extent resulting from or arising out of:

(i) any misrepresentation, breach or inaccuracy of any representation or warranty of the Seller in Section 3 or Section 4 of this Agreement or in any schedule or certificate delivered or to be delivered by or on behalf of the Seller or a Company Party to the Purchaser pursuant to this Agreement;

(ii) any nonfulfillment, breach or violation of any covenant or agreement on the part of the Seller or a Company Party (at or prior to Closing) under this Agreement;

(iii) any Indemnified Taxes;

(iv) any fees, costs and expenses incurred by the Seller or the Company Parties prior to the Closing Date in connection with the Transactions in excess of the amount of the Company Transaction Expenses used in calculating the adjustments to the Purchase Price;

(v) any Indebtedness of the Company Parties as of the Closing Date in excess of the amount of Indebtedness of the Company Parties used in calculating the adjustments to the Purchase Price; and

(vi) the items listed on Schedule EBP.

(b) Indemnification by the Purchaser. Subject to the limitations set forth in this Section 9, from and at all times after the date of this Agreement, the Purchaser shall indemnify the Seller, its Affiliates and their directors, officers, managers, shareholders, members, partners, employees, agents, representatives, successors and permitted assigns (the “Seller Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Seller Indemnified Parties as and when incurred for any and all Damages which any Seller Indemnified Party may suffer or incur to the extent resulting from or arising out of:

(i) any misrepresentation, breach or inaccuracy of any representation or warranty of the Purchaser under Section 5 of this Agreement or in any schedule or certificate delivered or to be delivered by or on behalf of the Purchaser to the Seller pursuant to this Agreement; and

(ii) any nonfulfillment, breach or violation of any covenant or agreement on the part of the Purchaser under this Agreement.

(c) Dollar Limitations – Minimum.

(i) Seller Dollar Limitations – Minimums. The Seller shall not be liable to the Purchaser Indemnified Parties for indemnification under Section 9.2(a)(i) unless and until (1) with respect to any individual item of Damage or related items of Damage arising out of substantially similar facts and circumstances, the amount of the Damages incurred by such Purchaser Indemnified Parties exceeds $25,000 (the “Mini-Basket”), and (2) the aggregate amount of Damages incurred by such Purchaser Indemnified Parties (and for which the Mini-Basket is exceeded in respect of each item of Damages) exceeds $2,437,500 (the “Basket Amount”), provided, however, that, in the event that such Damages exceed the Basket Amount, the Seller shall, subject to the limitations set forth in this Section 9, fully indemnify the Purchaser Indemnified Parties for all Damages (including the Basket Amount) incurred by such Purchaser Indemnified Parties. Notwithstanding the foregoing, neither the Mini-Basket nor the Basket Amount shall apply to Damages arising as a result of (A) any Intentional Misrepresentation or fraud by the Seller or a Company Party, or (B) any misrepresentation, breach or inaccuracy of any representation or warranty made in the Fundamental Representations or made in Section 3.19 (Taxes).

(ii) Purchaser Dollar Limitations – Minimum. The Purchaser shall not be liable to the Seller Indemnified Parties for indemnification under Section 9.2(b)(i) unless and until (1) with respect to any individual item of Damage or related items of Damage arising out of substantially similar facts and circumstances, the amount of the Damages incurred by such Seller Indemnified Parties exceeds the Mini-Basket, and (2) the aggregate amount of Damages incurred by such Seller Indemnified Parties exceeds the Basket Amount, provided, however, that, in the event that such Damages exceed the Basket Amount, the Purchaser shall, subject to the limitations set forth in this Section 9, fully indemnify the Seller Indemnified Parties for all Damages (including the Basket Amount) incurred by such Seller Indemnified Parties. Notwithstanding the foregoing, neither the Mini-Basket nor the Basket Amount shall apply to Damages arising as a result of (A) any Intentional Misrepresentation or fraud by the Purchaser, or (B) any misrepresentation, breach or inaccuracy of any representation or warranty made in Section 5.1 (Organization and Authority) and Section 5.8 (Brokers or Agents).

(d) Dollar Limitations – Maximum.

(i) Seller Dollar Limitations – Maximum. Subject to Section 9.2(c)(i), the maximum aggregate liability of the Seller to the Purchaser Indemnified Parties under this Section 9 shall be $32,500,000; provided, however, if the Seller was liable in the aggregate for claims for indemnification by the Purchaser Indemnified Parties under this Section 9 in an amount equal to or greater than $32,500,000 and the Purchaser Indemnified Parties have additional unsatisfied claims for indemnification by the Purchaser Indemnified Parties under this Section 9 solely with respect to Damages arising out of any misrepresentation, breach or inaccuracy of any representation or warranty made in Section 3.15 (Employee Benefits), Section 3.26 (Health Care Regulatory Compliance) and/or Section 3.27 (HIPAA and Privacy Laws), the maximum aggregate liability of the Seller to the Purchaser Indemnified Parties under this Section 9 in respect of such additional unsatisfied claims shall be an additional $6,500,000; provided, further, that the maximum aggregate liability of the Seller to the Purchaser Indemnified Parties in satisfaction of claims for indemnification under this Section 9 with respect to Damages arising out of any matter relating to (A) any Intentional Misrepresentation or fraud by the Seller or a Company Party, or (B) any misrepresentation, breach or inaccuracy of any representation or warranty made in the Fundamental Representations or made in Section 3.19 (Taxes) shall not exceed an amount equal to the Purchase Price.

(ii) Purchaser Dollar Limitations – Maximum. Subject to Section 9.2(c)(ii), the maximum aggregate liability of the Purchaser to the Seller Indemnified Parties under this Section 9 shall be $32,500,000; provided, however, that the maximum aggregate liability of the Purchaser to the Seller Indemnified Parties in satisfaction of claims for indemnification under this Section 9 with respect to Damages arising out of any matter relating to (A) any Intentional Misrepresentation or fraud by the Purchaser, or (B) any misrepresentation, breach or inaccuracy of any representation or warranty made in Section 5.1 (Organization and Authority) and Section 5.8 (Brokers or Agents) shall not exceed an amount equal to the Purchase Price.

(iii) For the avoidance of doubt, this Section 9 shall not apply to any breach or default under any of the other Transaction Documents or agreements among the parties hereto.

(e) Indemnification Procedures.

(i) Third Party Claims. In the event that, subsequent to the Closing, any Person entitled to indemnification under this Agreement (an “Indemnified Party”) receives notice of the assertion of any claim or liability or of the commencement of any Action by any Person who is not a party to this Agreement or otherwise entitled to indemnification hereunder as an Indemnified Party (including, but not limited to any Governmental Authority) (a “Third Party Claim”) against such Indemnified Party, for which a claim is to be made by an Indemnified Party under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice regarding such claim to the Indemnifying Party promptly after receiving written notice or reasonably becoming aware of any such claim, and shall not make any admissions or acceptances. The Indemnified Party shall supply the Indemnifying Party with such information and documents as it has in its possession regarding such Third Party Claim, together with all pertinent information in its possession regarding the Damages that it asserts it has suffered or incurred, and will permit the Indemnifying Party to inspect such other records and books in the possession of the Indemnified Party and relating to the Third Party Claim and asserted Damages as the Indemnifying Party shall reasonably request.

A) If any Action referred to in Section 9.2(e)(i) is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of such Action, the Indemnifying Party will be entitled to participate in such Action and, to the extent that it wishes and subject to Section 9.2(e)(i)(B), to assume, conduct and control, in good faith and at its expense, the defense of such Action with counsel reasonably satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Action, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under this Section 9.2 for any fees of other counsel or any other expenses with respect to the defense of such Action, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Action, other than reasonable costs of investigation; provided, however, that the Indemnified Party shall be entitled to participate in the defense of such Action and to employ counsel of its choice for such purpose (it being understood that the fees and expenses of such separate counsel shall be borne by the Indemnified Party).

B) Notwithstanding the foregoing, if (1) an Indemnified Party determines in good faith that there is a reasonable probability that the Third Party Claim may adversely affect it or its Affiliates as a result of non-monetary relief that the third party is seeking, (2) the Third Party Claim is in respect of a matter involving criminal liability, (3) there is a conflict of interest that cannot be waived and would make it inappropriate under applicable standards of professional conduct to have common counsel for the Indemnified Party and the Indemnifying Party, or (4) the Indemnifying Party is also a party to such Action and the Indemnified Party determines in good faith that joint representation would be adverse to the Indemnified Party, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such Action as it relates to the Indemnified Party, but the Indemnifying Party will not be bound by any determination of an Action so defended or any compromise or settlement effected without its written consent (which may not be unreasonably withheld or delayed).

C) In the event that the Indemnifying Party does not elect to conduct the defense of the subject claim, or, within a reasonable time after notice of any such claim from the Indemnified Party, shall fail to defend, it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the Indemnified Party shall have the right to assume, conduct and control the defense in good faith and to compromise and settle the claim in good faith and the Indemnifying Party will be liable for all reasonable costs, expenses, settlement amounts or other Damages paid or incurred by the Indemnified Party in connection therewith; provided, however, that no such compromise or settlement shall be effected without the prior written consent (which shall not be unreasonably withheld or delayed) of the Indemnifying Party if, pursuant to or as a result of such compromise or settlement, (A) injunctive relief or specific performance would be imposed against the Indemnifying Party, or (B) if the Indemnifying Party is also named as a party to such claim, such compromise or settlement does not expressly and unconditionally release the Indemnifying Party from all liabilities and obligations to the third party claimant (without limitation of the Indemnified Party’s rights against the Indemnifying Party hereunder) with respect to such claim, without prejudice.

D) Subject to Section 9.2(e)(i)(E) below, in the event that the Indemnifying Party does elect to conduct the defense of the subject claim, the Indemnifying Party shall be entitled to have the exclusive control over said defense and settlement of the subject claim and the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, all at the expense of the Indemnifying Party, and the Indemnified Party shall have the right at its expense to participate in the defense, assisted by counsel of its own choosing, subject to the control of the defense by the Indemnifying Party.

E) Without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation, (A) injunctive relief or specific performance would be imposed against the Indemnified Party, or (B) such settlement or cessation would impose a material amount of liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder.

F) Any final judgment (after the conclusion of any appeal process) entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall conclusively be deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder to the extent otherwise within the scope of the indemnification provisions of this Section 9.

G) A failure by an Indemnified Party to give timely, complete or accurate notice as provided in this Section 9.2(e)(i) will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially prejudiced as a result of such failure to give timely notice.

H) This Section 9.2(e)(i) shall not apply with respect to claims for Taxes, which shall be subject to the procedural provisions set forth in Section 7.1(h).

(ii) Non-Third Party Claims. In the event an Indemnified Party has a claim against an Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice in accordance with the requirements of Section 9.2 and Section 11.5 promptly after becoming aware of facts which the Indemnified Party reasonably believes would likely give rise to the basis for such claim, which notice shall, in reasonable detail, set forth the nature and basis for such claim, the Damages to which the Indemnified Party reasonably estimates in good faith that the Indemnified Party is entitled to indemnification hereunder, a copy of any documents in its possession supporting such claim, together with all pertinent information in its possession regarding the Damages that it asserts it has suffered or incurred, and will permit the Indemnifying Party to inspect such other records and books in the possession of the Indemnified Party and relating to the Third Party Claim and asserted Damages as the Indemnifying Party shall reasonably request.

(f) Contribution. The Seller Indemnified Parties shall not have any claim for contribution from or against the Company Parties as a result of any indemnification or other payments made by the Seller Indemnified Parties to any of the Purchaser Indemnified Parties pursuant to this Agreement.

(g) Calculation of Damages.

(i) Except with regard to indemnification for claims described in Section 9.2(e)(i) hereof for which an Indemnifying Party is liable, Damages payable by an Indemnifying Party under this Section 9 shall not include consequential damages (including loss of revenue, income or profits, loss or diminution in value of assets or securities or damages calculated by “multiple of profits” or “multiple of cash flow” or other valuation methodology), punitive damages, damages related to mental or emotional distress, exemplary damages, special damages or other indirect or incidental damages. Any Damages for which any Indemnified Party is entitled to indemnification under this Section 9 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Damages constituting a breach of more than one representation, warranty, covenant or agreement, and no Buyer Indemnified Party shall be entitled to indemnification hereunder for any Damages to the extent reflected as a liability or reserved against on the Latest Balance Sheets or in the final determination of Indebtedness of the Company Parties, Cash of the Company Parties, Company Transaction Expenses or Net Working Capital.

(ii) Notwithstanding anything to the contrary set forth herein, but subject to all of the other limitations on indemnification set forth in this Section 9, the amount of any Damages suffered or incurred by a Purchaser Indemnified Party in respect of any claim for indemnification under Section 9(a)(i) to the extent resulting from or arising out of any misrepresentation, breach or inaccuracy of any representation or warranty of the Seller in Section 3 of this Agreement or in any schedule or certificate in respect of Section 3 delivered by or on behalf of the Seller or a Company Party to the Purchaser pursuant to this Agreement that either (a) is directly related to Innovatix or its Subsidiaries, or (b) arises out of any misrepresentation, breach or inaccuracy of any representation or warranty made in Section 3.14 (Compliance), Section 3.15 (Employee Benefits) or Section 3.16 (Labor Matters) that pertain to the operations of Innovatix or its Subsidiaries and related to Employees who provide or provided services to Innovatix or its Subsidiaries (collectively, the “Limited Innovatix Damages”), shall be calculated as follows:

A) until such time as Seller has incurred liability to the Purchaser Indemnified Parties in respect of indemnification obligations under this Section 9 for Limited Innovatix Damages that are not Limited Innovatix Regulatory Damages in an amount equal to $15,000,000, 100% of the amount of such Damages shall be subject to indemnification pursuant to Section 9(a)(i) (i.e., Damages are determined as if the Purchaser were purchasing a one-hundred percent (100%) limited liability company membership interest in Innovatix notwithstanding that, as of the date hereof, Purchaser owns fifty percent (50%) limited liability company membership interests of Innovatix); and

B) (I) after such time as Seller has incurred liability to the Purchaser Indemnified Parties in respect of indemnification obligations under this Section 9 for Limited Innovatix Damages in an amount in excess of $15,000,000, or (II) such Damages are Limited Innovatix Regulatory Damages, 50% of the amount of such Damages shall be subject to indemnification pursuant to Section 9(a)(i) (i.e., for purposes of excluding Damages suffered or incurred by a Purchaser Indemnified Party in respect of the fifty percent (50%) limited liability company membership interests of Innovatix already owned by the Purchaser).

(iii) Notwithstanding Section 9.2(g)(ii)(B), and subject to all of the other limitations on indemnification set forth in this Section 9, with respect to Damages resulting from or arising out of (A) any misrepresentation, breach or inaccuracy of Excluded Representations, or (B) any Intentional Misrepresentation or fraud by the Seller related to Limited Innovatix Damages, Seller shall be liable for 100% of such Damages.

(h) Limitation on Damages; Mitigation. The amount of any Damages suffered by a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be, shall be reduced by (i) any third-party insurance or other indemnification benefits which such party or any of its representatives actually receives in respect of or as a result of such Damages (net of all costs and expenses and any retroactive or other premium increases incurred in connection therewith), (ii) any amounts realized by the Indemnified Party as a result of any indemnification, contribution or other payment by a third party, and (iii) the amount of the net Tax benefit actually realized by the Purchaser Indemnified Party or Seller Indemnified Party, or its members, Subsidiaries, or Affiliates, as applicable, arising from the deductibility of any such Damages within the Taxable year after which such Damages are incurred (assuming, for this purpose, that any deduction, loss or other Tax Attribute actually realized by such Damages is the last such deduction, loss or other Tax Attribute on any Tax Return). If any Damages for which indemnification is provided hereunder is subsequently reduced by any third-party insurance or other indemnification benefit or recovery, the amount of the reduction shall be remitted to a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be (net of all costs and expenses and any retroactive or other premium increases incurred in connection therewith). Each Indemnified Party shall take all reasonable actions to mitigate all Damages and to timely and diligently pursue any reasonably available claims for insurance and/or other indemnification, contribution or other payment by a third party with respect to Damages for which it will seek indemnification under this Section 9, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Damages.

(i) Due Diligence and Right to Indemnification.

(i) The Seller shall not be liable for indemnification under Section 9.2(a)(i) for any Damages based upon or arising out of any misrepresentation, breach or inaccuracy of:

(A) any representation or warranty of the Seller if Craig McKasson had actual knowledge of such misrepresentation, breach or inaccuracy, or the matters, causes, events, acts, omissions, circumstances or things giving rise to such misrepresentation, breach or inaccuracy, prior to the Closing by reason of information communicated to him for or during a meeting of the Managing Board of Innovatix as reflected by a written agenda or delivered in writing to him (including by electronic mail) in his capacity as Purchaser’s designee to the Managing Board of Innovatix; and

(B) any representation or warranty of the Seller to the extent such Damages result from, arise out of or are attributable to the Purchaser’s provision of group purchasing services for or on behalf of the Company Party’s participating members and/or the Company Parties’ utilization of the Premier Program Contracts, and such Damages were the result of acts or omissions of the Purchaser or its Affiliates (excluding the Company Parties).

(ii) Except as specifically described in Section 9.2(i) hereof, no information or knowledge obtained in any investigation shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transactions or the rights of the parties to indemnification pursuant to Section 9. Except as otherwise set forth herein, the waiver of any condition based on the accuracy of any warranty or representation, or on the performance of or compliance with any covenant or agreements, will not affect the right to indemnification or any other remedy based on such warranties, representations, covenants and agreements.

9.3 Tax Consequences. Any indemnity payment made under Section 9 with respect to a breach by the Seller or a Company Party with respect to the Purchaser Indemnified Parties or the Purchaser with respect to the Seller Indemnified Parties shall be deemed to be an adjustment in the Purchase Price, unless a contrary treatment is required under applicable Law.

9.4 Guaranty by Guarantor on behalf of the Seller. By joining in this Agreement, GNYHA Services (the “Guarantor”), guarantees to the Purchaser Indemnified Parties the full and prompt payment and performance (not just collection) by the Seller of all of the Seller’s covenants and obligations under this Agreement and any Transaction Agreement. If the Seller does not perform a covenant or obligation under this Agreement or any Transaction Agreement, the Guarantor shall promptly perform the covenant or obligation. This guaranty of the Guarantor is an absolute, irrevocable, primary, continuing, unconditional, and unlimited guaranty of performance and payment subject to and within the limitations of this Agreement, and is not a guaranty of collection. This guaranty shall remain in full force and effect (and shall remain in effect notwithstanding any amendment to this Agreement) for the Guarantor until all of the obligations of the Seller have been paid, observed, performed, or discharged in full.

9.5 Guaranty by Purchaser Guarantor on behalf of the Purchaser. By joining in this Agreement, Premier Healthcare Alliance, L.P. (the “Purchaser Guarantor”), guarantees to the Seller Indemnified Parties the full and prompt payment and performance (not just collection) by the Purchaser of all of the Purchaser’s covenants and obligations under this Agreement and any Transaction Agreement. If the Purchaser does not perform a covenant or obligation under this Agreement or any Transaction Agreement, the Purchaser Guarantor shall promptly perform the covenant or obligation. This guaranty of the Purchaser Guarantor is an absolute, irrevocable, primary, continuing, unconditional, and unlimited collection. This guaranty shall remain in force and effect (and shall remain in effect notwithstanding any amendments to this Agreement) for the Purchaser Guarantor until all of the obligations of the Purchaser have been paid, observed, performed, or discharged in full.

9.6 Sole and Exclusive Remedy. The parties hereto agree and acknowledge that, except in the case of Intentional Misrepresentation, fraud or willful breach of this Agreement, the rights to indemnification provided for in Section 7.1 and this Section 9 shall be the sole and exclusive remedy (regardless of the theory or cause of action pled) for Damages or other monetary damages of the Seller Indemnified Parties on the one hand, or the Purchaser Indemnified Parties, on the other hand, as the case may be, after the Closing for and with respect to any misrepresentation, breach or inaccuracy of any representation or warranty of a party hereto and for any nonfulfillment, breach or violation of any covenant or agreement contained in this Agreement by a party hereto, and each party to this Agreement hereby waives to the fullest extent permitted by law, any other rights or remedies that may arise under any applicable Law in connection therewith; provided, however, that nothing herein will limit in any way any party’s rights hereunder or otherwise, to specific performance, injunctive relief or other non-monetary equitable relief.

10. Terms Defined. As used herein, the following terms have the respective meanings set forth below or set forth in the referenced Section of this Agreement:

“AAA” – Section 11.12(a) hereof.

“AAA Rules” – Section 11.12(b) hereof.

“Accounting Firm” – Section 2.3(e)(ii) hereof.

“Accounting Methods” – means on a basis consistent with GAAP using, to the extent in accordance with GAAP, the accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the audited balance sheets and statements of income and cash flows for Innovatix and its Subsidiaries for the fiscal year ended December 31, 2015.

“Accounts Receivable” means the accounts receivable, and any other accounts, notes and other receivables of the Company Parties, determined in accordance with GAAP.

“Action” – means suit, claim, action, arbitration, proceeding or investigation.

“Adjusted Current Assets” – definition of Net Working Capital in Section 10 hereof.

“Adjusted Current Liabilities” – definition of Net Working Capital in Section 10 hereof.

“Affiliate” – means and includes, at any time with respect to any Person (the “applicable Person”), each Person that directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, the applicable Person at such time; provided, however, that for purposes of this Agreement no Person holding any one or more of the Membership Interests of Innovatix shall be deemed to be an Affiliate of another Person holding any one or more of the Membership Interests of Innovatix solely by virtue of the ownership of such Securities.

“Agreement” – has the meaning specified in the introductory sentence hereof.

“Allocation Schedule” – Section 7.1(d) hereof.

“Association Member” – Section 7.2 hereof.

“Basket Amount” – Section 9.2(c)(i) hereof.

“Business” – means the provision of group purchasing and supply chain consulting services to non-acute healthcare providers and the provision of group purchasing services to non-healthcare providers.

“Business Day” – means a day other than a Saturday, a Sunday or a day on which the national banks located in New York, New York are required by Law (other than a general banking moratorium or holiday for a period exceeding four (4) consecutive days) to be closed.

“Cash” means all cash, cash equivalents and marketable securities. For avoidance of doubt, cash shall (a) be calculated net of issued but uncleared checks and drafts and (b) include checks and drafts deposited for the account of the Company Parties but not yet reflected as available proceeds in the Company Parties’ accounts; provided, however, that the term “Cash of the Company Parties” shall include one-hundred percent (100%) of the Cash of Essensa and its Subsidiaries and fifty percent (50%) of the Cash of Innovatix and its Subsidiaries.

“CCLC” – Section 7.2 hereof.

“CERCLA” – Section 3.20(b) hereof.

“Charters” – Section 1 hereof.

“Closing” – Section 2 hereof.

“Closing Date” – Section 2 hereof.

“Closing Statement Dispute” – Section 2.3(e)(i) hereof.

“Closing Statement Objection” – Section 2.3(c) hereof.

“COBRA” – Section 3.15(i) hereof.

“Code” – means the Internal Revenue Code of 1986, as amended.

“Companies EBITDA Dispute” – Section 2.4(d) hereof.

“Company” or “Companies” – has the meaning specified in the Recitals hereof.

“Company Benefit Plan” – Section 3.15(a) hereof.

“Company Data” means all data or information owned or purported to be owned by a Company Party.

“Company In-Licenses” – Section 3.11(a) hereof.

“Company Out-Licenses” – Section 3.11(a) hereof.

“Company Owned IP” means (a) all Intellectual Property owned by, controlled by, under obligation of assignment to, or developed by or for, any of the Company Parties, (b) all Intellectual Property purported to be owned by, controlled by, under obligation of assignment to, or developed by or for, any of the Company Parties, (c) all Intellectual Property disclosed or required to be disclosed on Schedule 3.11(a)(i) or (ii), and (d) the Company Solution.

“Company Party” or “Company Parties” means the Companies and their Subsidiaries.

“Company Parties’ Adjusted EBITDA” – Section 2.4(c) hereof.

“Company Software” means all Software owned or purported to be owned by, or licensed exclusively to, a Company Party, including all such Software that constitutes part of the Company Solution.

“Company Solution” means all Software, products and services from which a Company Party is currently deriving, or currently contemplating to derive, revenue, including from the sale, distribution, license, maintenance, subscription, support or provision thereof.

“Company Representatives” – Section 7.13 hereof.

“Company Transaction Expenses” – means any fee, cost or expense incurred by, or on behalf of and subject to reimbursement by, a Company Party (whether incurred prior to or on the date of the Agreement or between the date of the Agreement and the Closing) in connection with the Transactions that remains unpaid immediately prior to the Closing, including any such fee, cost or expense that, directly or indirectly, (i) arises as a result of (A) the proposed disposition of all or a portion of the business of a Company Party, or the process of identifying, evaluating and negotiating with prospective purchasers of all or a portion of the business of a Company Party, (B) the investigation and review conducted by the Purchaser and its representatives, and any investigation or review conducted by other prospective purchasers of all or a portion of the business of a Company Party with respect to the business of a Company Party (and the furnishing of information to the Purchaser and its representatives and such other prospective purchasers and their representatives in connection with such investigation and review), and (C) the negotiation, preparation, review and execution of the Agreement (including the Disclosure Schedules), the other Transaction Documents or any exhibit, certificate, opinion, agreement or other instrument or document delivered or to be delivered in connection with the Transaction Documents or the Transactions, including fees of attorneys, accountants and brokers, including fees and expenses of J.P. Morgan Securities LLC, if any, payable by Company Party pursuant to that certain Letter dated March 10, 2016, by and between GNYHA Ventures, Inc. and J.P. Morgan Securities LLC; or (ii) arises as a result of (W) the preparation and submission of any filing or notice required to be made or given in connection with the Transactions, (X) the obtaining of any consent required to be obtained in connection with any of such transaction, (Y) being triggered or becoming due or payable, in whole or in part, as the direct or indirect result of the consummation (whether alone or in combination with any other event or circumstances) of the Transactions due to agreements in existence as of the Closing Date, or (Z) all payroll, employment or other Taxes, if any, required to be paid by or on behalf of a Company Party with respect to the amounts described in clauses (Y) or (Z); in each case, unless such fee, cost or expense is otherwise expressly allocated to Seller and/or Buyer hereunder; provided, further, that the amount of Company Transaction Expenses shall include one-hundred percent (100%) of the items set forth in clause (i) and (ii).

“Competing Transaction” – Section 7.13 hereof.

“Competitor” – Section 7.2 hereof.

“Consulting Agreements” – Section 6.1(m) hereof.

“Continuing Employees” – Section 7.14(a) hereof.

“Control” – means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Equity, by contract or otherwise.

“Damages” – Section 9.2(a) hereof.

“Default Rate” means a rate of interest per annum equal to 10%.

“Deferred Purchase Price” – Section 1 hereof.

“Disclosure Schedules” – Section 3 hereof.

“Dispute” – Section 11.12(a) hereof.

“Earn-Out Amount” – Section 2.4(a) hereof.

“Earn-Out Payment” – Section 2.4(b) hereof.

“Earn-Out Period” – Section 2.4(a) hereof.

“EBITDA Statement” – Section 2.4(d) hereof.

“Employees” – shall mean any person performing services for or on behalf of a Company Party, whether as the sole employee, a joint employee or a shared employee of a Company Party or other individual employed by another Person, including pursuant to a professional employer organization or similar arrangement, or any individual leased to a Company Party for purposes of providing employment or employment- like services.

“Employee Benefit Plan” – means each: (i) “employee benefit plan” as such term is defined in Section 3(3) of ERISA (whether or not subject to ERISA); (ii) each employment, severance, retention or change-in-control plan, policy, agreement, or arrangement; and (iii) each other material employee benefit or compensation plan, policy, agreement or arrangement

(whether of an individual or collective nature), including any membership interest or stock option, membership interest or stock purchase, membership interest or stock award, deferred compensation, pension, retirement, death, savings, profit sharing, incentive, bonus, commission, health, life insurance, cafeteria, flexible spending, dependent care, fringe benefit, paid time off or disability plans, policies, agreements or arrangements, in each case, whether written or unwritten, except for the items listed on Schedule EBP.

“Employment Agreements” – Section 6.1(b) hereof.

“ERISA” – means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” – Section 3.15(e) hereof.

“Essensa” – has the meaning specified in the Recitals hereof.

“Essensa Interests” – has the meaning specified in the Recitals hereof.

“Essensa Operating Agreement” – Section 1 hereof.

“Estimated Closing Statement” – Section 2.3(a) hereof.

“Estimated Closing Date Payment” – Section 2.1 hereof.

“Equity” – means, with respect to any Person, any class of preferred, common or other capital stock, share capital or similar equity interest of such Person.

“Excess” – Section 2.2(b) hereof.

“Excluded Representations” – means the representations and warranties contained in Sections 3.3 (Capitalization) and 3.22 (Brokers or Agents).

“Final Closing Date Payment” – Section 2.2(a) hereof.

“Final Closing Statement” – means: (i) the Preliminary Closing Statement if (A) no Closing Statement Objection is delivered by the Purchaser to the Seller during the forty-five (45) calendar day period specified in Section 2.3(c) or (B) the Seller and the Purchaser so agree in writing; (ii) the Preliminary Closing Statement, adjusted in accordance with the Closing Statement Objection, if the Seller does not provide the Purchaser with a written notice of disagreement in response to the Closing Statement Objection within the fifteen (15) calendar day period specified in Section 2.3(d); or (iii) the Preliminary Closing Statement, as adjusted by (A) the written agreement of Purchaser and the Seller and/or (B) the Accounting Firm in accordance with Section 2.3(e)(ii).

“Financial Statements” – Section 3.8(a) hereof.

“Fundamental Representations” – Section 9.1 hereof.

“GAAP” – Section 3.8(a) hereof.

“Governmental Authority” – any federal, state, local or foreign government or political subdivision thereof, or any agency, commission, board or instrumentality of such government or political subdivision or quasi-governmental authority, or any court or tribunal of competent jurisdiction, exercising executive, legislative, judicial, regulatory, administrative, taxing or other functions of or pertaining to government and having jurisdiction over the Company Parties (to the extent that the rules, regulations or orders of such agency, instrumentality or quasi-governmental authority have the force of Law).

“Health Care Regulatory Laws” shall mean any applicable Law relating to healthcare, including, without limitation the following (as amended from time to time), (i) those relating to Medicare or Medicaid, (ii), the Federal Food, Drug and Cosmetic Act of 1938, as amended, and all regulations promulgated thereunder by the U.S. Food and Drug Administration (“FDA”) (the “FDCA”), (iii) HIPAA, and other Privacy Laws concerning Personal Data in medical records and/or other records generated in the course of providing or paying for health care services, (iv) the Anti-Kickback Law (42 U.S.C. § 1320a-7b(b)) and the regulations promulgated thereunder, (v) the Civil Monetary Penalties Act (including those aspects pertaining to beneficiary inducements) (42 U.S.C. § 1320a-7a) and the regulations promulgated thereunder, (vi) the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), (vii) the federal physician self-referral prohibition (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, (viii) the False Claims Act (31 U.S.C. § 3729 et seq.), (ix) the Federal Health Care Fraud Law (18 U.S.C. § 1347), (x) state Laws relating to health care fraud and abuse and financial relationships between referral sources for health care items and services and referral recipients; (xi) other federal or state Laws relating to billing or claims for reimbursement for health care items and services submitted to any third-party payor, (xii) the Controlled Substances Act (21 U.S.C. § 801 et seq.) (xiii) the Public Health Service Act (42 U.S.C. § 201 et seq.) , (xiv) federal and state Laws related to the wholesale distribution of health care items including without limitation the Prescription Drug Marketing Act (21 U.S.C. §353) and the regulations promulgated thereunder, (xv) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173) and the regulations promulgated thereunder, (xvi) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), and (xvii) federal, state and local Laws regulating the corporate practice of medicine, professional fee-splitting, or the health care licensure of health care businesses.

“HIPAA” – shall mean the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder, including as regarding the transaction and code set standards, and the privacy and security standards set forth at 45 C.F.R. Parts 160 and 164.

“Hospital GPO Member” – Section 7.2 hereof.

“Indebtedness” – means, without duplication, all indebtedness of a Person for borrowed money, whether secured or unsecured, including, without limitation, (i) all indebtedness of such Person for money borrowed from a lender; (ii) indebtedness of such a Person for the deferred purchase price of property or services (other than acquired in the ordinary course of business business) represented by note or non-contingent purchase payment; (iii) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to the property acquired (other than acquired in the ordinary course of business) by such

Person; (iv) all indebtedness of such Person secured by a mortgage or other Lien to secure all or part of the purchase price of the Property subject to such Lien or mortgage; (v) that portion of obligations of such Person as a lessee with respect to capital leases that is properly classified as a capital lease on a balance sheet in conformity with GAAP; (vi) any liability of such Person in respect of banker’s acceptances or letters of credit to the extent drawn and not cash collateralized; (vii) notes payable and agreements representing extensions of credit whether or not representing obligations for borrowed money; (viii) guarantees securing indebtedness for borrowed money that is due and payable by such Person; (ix) all deferred compensation obligations, including (A) all payment obligations under any non-qualified deferred compensation plan of a Company Party, and (B) any underfunded pension or post-retirement liabilities of a Company Party; (x); all indebtedness of such Person evidenced by notes payable; (xi) any obligations under any interest rate swap agreements of such Person; and (xii) all accrued and unpaid interest, any premiums payable or any other costs, fees or charges (including any prepayment penalties) on any instruments or obligations described in clauses (i) through (xi) hereof, all as the same would be payable upon the complete and final payoff thereof, regardless of whether such payoff occurs prior to, simultaneous with or following the Closing; provided, however, that the term “Indebtedness of the Company Parties” shall include one-hundred percent (100%) of the Indebtedness of Essensa and its Subsidiaries and fifty percent (50%) of the Indebtedness of Innovatix and its Subsidiaries; and provided further that the term “Indebtedness” shall not include (A) contingent liabilities, (B) trade payables and accrued expenses incurred in the ordinary course of business, (C) obligations under operating leases, (D) undrawn lines or letters of credit, and (E) any intercompany indebtedness among the Company Parties.

“Indemnified Party” – Section 9.2(e)(i) hereof.

“Indemnified Taxes” shall mean (a) all Taxes imposed on or incurred by a Company Party with respect to any Tax periods ending on or before the Closing (including, for any Straddle Period, all Taxes of a Company Party that relate to the portion of such Straddle Period ending on the Closing Date), (b) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which a Company Party is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign Law), and (c) all Taxes of any Person (other than a Company Party) imposed on a Company Party as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring on or prior to the Closing Date; provided, however, that in the case of any Taxes imposed on or by incurred on Innovatix by its Subsidiaries, fifty percent (50%) of such Taxes.

“Indemnifying Party” – Section 9.2(e)(i) hereof.

“Innovatix” – has the meaning specified in the Recitals hereof.

“Innovatix Interests” – has the meaning specified in the Recitals hereof.

“Innovatix Operating Agreement” – Section 1 hereof.

“Intellectual Property” means all rights in intellectual property of any type throughout the world including: (a) patents, patent applications and statutory invention registrations, including continuations, continuations-in-part, divisionals, provisionals, non-provisionals, reexaminations, post-grant reviews, reissues, extensions and other Governmental Authority-issued indicia of invention ownership (“Patents”); (b) trademarks, service marks, trade names, brand names, trade dress, logos and corporate names, slogans and other indicia of source of origin, whether or not registered, including all common law rights thereto and all goodwill associated therewith, and registrations, applications for registration and renewals thereof (“Trademarks”); (c) copyrights, whether registered or unregistered, works of authorship, whether or not copyrightable, database rights, and registrations, applications for registration and renewals thereof (“Copyrights”); (d) Internet addresses and domain names, including registrations, applications for registration and renewals thereof (“Domain Names”); (e) moral rights, publicity rights, and privacy rights; (f) shop rights; (g) discoveries, ideas, developments, data, de-identified data, know-how, trade secrets, confidential or proprietary information, any information that derives economic value from not being generally known, and technical, business and financial information, including methodology, processes, techniques, methods, formulae, designs, algorithms, prospect lists, customer lists, projections, analyses, market studies, manufacturing or marketing information, drawings, chemical compositions, market research, and specifications; (h) Software; (i) the Company Solution; (j) social media corporate identifiers, accounts, pages, profiles, handles, feeds, registrations, and presences, including the content and data thereof (“Social Media Accounts”); (k) all rights to assert, defend and recover title to any of the foregoing; (l) all rights to assert, defend and recover for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use, other violation of any of the foregoing; (m) all rights to obtain renewals, continuations, divisions and extensions of legal protection pertaining to any of the foregoing and all rights to claim priority to any of the foregoing; (n) all other proprietary rights; and (o) all copies and tangible embodiments of any of the foregoing.

“Intentional Misrepresentation” – means the making of a representation contained in this Agreement by a Person with such Person’s actual knowledge that the representation was false when made, made with the specific intent of deceiving or misleading the Person to whom such representation was made and with the specific intent that such Person rely upon the representation.

“Latest Balance Sheet” – Section 3.8 hereof.

“Law” – means any statute, law (including common law), ordinance, treaty, rule, code, constitution, Order, decree, regulation or other binding requirement or rule of law issued, enacted, adopted, promulgated or implemented by or under the authority of, or enforced by, any U.S. or non-U.S. Governmental Authority.

“Leased Real Property” – Section 3.10(b) hereof.

“Leasehold Improvements” – Section 3.10(b) hereof.

“Leave Employee” – Section 7.16(a) hereof.

“Lien” – means any mortgage, lien, option, encumbrance, assignment, restriction, pledge, claim, security interest, hypothecation, adverse claim, easement, encroachment, right of way, burden, title defect, title retention agreement, voting trust agreement, right of first refusal, preemptive right, put, call, restriction on transfer, charge or other encumbrance, restriction or limitation.

“Limited Innovatix Regulatory Damages” means Damages (that are calculated and subject to all of the limitations on indemnification set forth in Section 9) that arise out of an misrepresentation, breach or inaccuracy of the representations and warranties in Section 3.26 or 3.27 on account of any noncompliance with, or breach of Law (including Health Care Regulatory Laws, HIPPA and Privacy Laws) to the extent that such misrepresentation, breach or inaccuracy was due to a change after the Closing Date in the customary interpretation of such Law by a Governmental Authority.

“Material Adverse Effect” – means any change, circumstance, event or effect that, individually or in the aggregate, is materially adverse to the business, assets, liabilities, Properties, financial condition or results of operations of the Company Parties, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: any adverse change or effect attributable to (i) the announcement or pendency of the Transactions; (ii) conditions affecting the industry in which a Company Party participates, the United States economy as a whole or the capital markets in general or the markets in which a Company Party operates (so long as the foregoing do not disproportionally affect such Company Party); (iii) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or any related action; (iv) any change in applicable Laws or the interpretation thereof; (v) actions required to be taken under applicable Laws; (vi) any change in GAAP or other accounting requirements or principles or any change in related Laws, rules or regulations or the interpretation thereof; (vii) any matter set forth in the Disclosure Schedules to this Agreement; (viii) natural disasters, epidemics or pandemics; (ix) any failure by any Company Party to meet any projection, forecast or revenue or earnings prediction for any period ending after the date of this Agreement; or (x) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism.

“Material Contracts” – Section 3.13 hereof.

“Material Member and Vendor Contracts” – Section 3.21 hereof.

“Material Members” – Section 3.21 hereof.

“Material Vendors” – Section 3.21 hereof.

“Membership Interests” – has the meaning specified in the Recitals hereof.

“Mini-Basket” – Section 9.2(c)(i) hereof.

“Multiemployer Plan” – means any “multiemployer plan” (as defined in section 3(37) of ERISA) in respect of which a Company Party or any ERISA Affiliate is an “employer” (as such term is defined in section 3 of ERISA).

“Net Working Capital” – means the amount in U.S. Dollars equal to (i) all current assets (excluding Cash, any Tax assets and any Tax receivables) (“Adjusted Current Assets”) minus (ii) all current liabilities (excluding Indebtedness of the Company Parties, Company Transaction Expenses, and any income Tax liabilities or income Taxes payable) (“Adjusted Current Liabilities”), in each case, of the Company Parties as of 12:01 a.m., Eastern Time, on the Closing Date as reported by the Company Parties using the Accounting Methods, which shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the Transactions; provided, that the term “Net Working Capital” shall include one-hundred percent (100%) of the Net Working Capital of Essensa and its Subsidiaries and fifty percent (50%) of the Net Working Capital of Innovatix and its Subsidiaries.

“Nexera” – Section 7.2 hereof.

“Non-Disclosure Agreement” – Section 7.8 hereof.

“Offer” – Section 7.16(a) hereof.

“OLMA Non-Acute Entities” – Section 7.2 hereof.

“Operating Agreements” – Section 1 hereof.

“Order” – means any order or decree, judgment, injunction (preliminary or permanent), ruling, writ, stipulation, determination, ruling, award or settlement, of, with or by any Governmental Authority of competent jurisdiction.

“Permits” – Section 3.2 hereof.

“Permitted Activities” – Section 7.2 hereof.

“Person” – means an individual, partnership, corporation, limited liability company, trust, joint venture, unincorporated organization, or a government or agency or political subdivision thereof.

“Personal Data” means personal information, or personally identifiable information, or like terms set forth in any Privacy Law that describes, covers or defines data that identifies or can be used to identify a natural Person and that is regulated or otherwise protected by such Privacy Law, such as a natural Person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that alone or together with other information allows the identification of a natural Person.

“Post-Signing Items” – Section 7.12(c) hereof.

“Pre-Closing Returns” – Section 7.1(b)(ii) hereof.

“Preliminary Closing Statement” – Section 2.3(b) hereof.

“Pre-Signing Items” – Section 7.12(c) hereof.

“Privacy Laws” – Section 3.27 hereof.

“Programs” – means any “federal health care program” as such term is defined in 42 U.S.C.A. Section 1320a-7b, or analogous program of any Governmental Authority or any other health insurance or health benefit program or plan operated or maintained by a third party payor (whether or not a Governmental Authority) including a health maintenance organization, preferred provider organization, employer-sponsored health plan, multi-employer welfare trust, or any other managed health care program.

“Property” – means any interest in any kind of property or asset, whether real, personal or mixed, and whether tangible or intangible.

“Purchase Price” – Section 1 hereof.

“Purchaser” – has the meaning specified in the introductory sentence hereof.

“Purchaser Indemnified Parties” – Section 9.2(a) hereof.

“Real Property Leases” – Section 3.10(b) hereof.

“Regulatory Filings” – Section 3.26(d) hereof.

“Restricted Business” – Section 7.2 hereof.

“Releasee”– Section 7.14 hereof.

“Released Claims”– Section 7.14 hereof.

“Restricted Business” – Section 7.2 hereof.

“Restricted Period” – Section 7.2 hereof.

“Savings Plan” – means the GNYHA Profit Sharing and Savings Plan.

“Securities Act”– Section 3.3 hereof.

“Security” – means “security” as defined by section 2(1) of the Securities Act.

“Seller” – has the meaning specified in the introductory sentence hereof.

“Seller Indemnified Parties” – Section 9.2(b) hereof.

“Seller’s Knowledge” – and words or phrases of similar import means actual knowledge after due and reasonable investigation of Lee H. Perlman, John P. Sganga, David J. Mancione, Lisa Walsh, Cynthia Radford, Greg Montano, Lori Levinson, Lisa Krieger, Elizabeth Barrett and Marjorie Rosenthal.

“Services Agreement” that certain Management Services Agreement, dated May 31, 2002 by and among Innovatix and GNYHA Management Corporation.

“Shortfall” – Section 2.2(a) hereof.

“Software” means all (a) software, computer programs, applications, systems and code, including algorithms, models, methodologies, program interfaces, source code, object code and executable code, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, utilities, libraries and compilers, (d) technology supporting websites, user interfaces, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including forms, user manuals, support, maintenance and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Straddle Period” – means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” – means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which fifty percent (50%) or more of the total Voting Equity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. Unless otherwise expressly provided, all references herein to a “Subsidiary” shall mean a Subsidiary of Innovatix, including Innovatix Network, LLC and InnovatixCares, LLC, or Essensa.

“Tax Attributes” – means, with respect to any Tax, any tax basis, net operating loss carryovers, net capital loss carryovers, credits and similar Tax items of any person.

“Taxes” – Section 3.19 hereof.

“Tax Returns” – Section 3.19 hereof.

“Third Party Claim” - Section 9.2(e)(i) hereof.

“Transaction Documents” – means this Agreement, the Employment Agreements, the Consulting Agreements and the Transition Services Agreement.

“Transactions” – means the transactions contemplated by this Agreement or any other Transaction Document.

“Transfer Tax” – Section 7.1(a) hereof.

“Transition Services Agreement” – Section 6.1(k) hereof.

“UISS” – Section 2.4(c)(iii) hereof.

“Updated Disclosure Schedules” – Section 7.12(c) hereof.

“User Data” means any Personal Data or other data or information collected by or on behalf of any of the Company from users of any Company Software or Company Solution.

“Voting Equity” – means Equity (or other equity interests) of any class or classes of a corporation, an association, limited liability company or another business entity the holders of which are ordinarily, in the absence of contingencies, entitled to vote in the election of members of the board of directors or managers thereof (or Persons performing similar functions).

“WARN Act” – Section 3.16 hereof.

“Working Capital Target” – means an amount equal to $6,500,000. (For informational purposes only, (a) a $2,100,000 portion of this amount is with respect to Essensa, and (b) a $4,400,000 portion of this amount is with respect to the Purchaser’s 50% membership interest in Innovatix and its Subsidiaries).

11. Miscellaneous.

11.1 Entire Agreement. This Agreement and the other Transaction Documents, documents, agreements and instruments delivered pursuant hereto and thereto (together with the recitals, the schedules and exhibits hereto) embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

11.2 Fees and Expenses. Except as otherwise expressly provided in this Agreement, the Purchaser, on the one hand, and the Seller (on behalf of the Company Parties), on the other hand, each will pay all of their own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, brokers or other representatives and consultants and appraisal fees, costs and expenses) in connection with the preparation and negotiation of this Agreement and the other Transaction Documents and the Transactions; provided that, at the Closing, the Purchaser shall pay, or cause the Seller to pay, any unpaid Company Transaction Expenses on behalf of the Seller and the Company Parties pursuant to Section 6.3(b) hereof.

11.3 Amendments and Waivers. Except as otherwise set forth herein or therein, no term, condition or covenant of this Agreement may be amended or waived (either generally or in a particular instance and either retroactively or prospectively), without the prior written consent of the Purchaser and the Seller. Notwithstanding the foregoing, any party may waive on its behalf any term, condition or covenant intended for its benefit by written consent. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

11.4 Successors and Assignment. The provisions of this Agreement shall be binding upon, and inure to the benefit of, the respective successors and permitted assigns of the parties hereto. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the Purchaser and the Seller; provided, however, that following the conclusive determination of the Company Parties’ Adjusted EBITDA for the Earn-out Period in accordance with Section 2.4(d), the Purchaser may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates, (b) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases the Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder), and (c) assign its rights under this Agreement for collateral security purposes to any lenders providing financing to the Purchaser, the Company Parties or any of their Affiliates.

11.5 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be delivered by hand, overnight courier or given by electronic facsimile transmission (confirmed by delivery by nationwide overnight courier sent on the day of the sending of such facsimile transmission), or mailed by first class, certified or registered mail, return receipt requested, postage prepaid:

If to the Seller to:

GNYHA Services, Inc., Manager of GNYHA Holdings, LLC

555 West 57th Street

12th Floor

New York, New York 10019

Facsimile:     (212) 489-1409

Attention:     Lee H. Perlman, President

or at such other address as may be furnished in writing by the Seller to the Purchaser;

with copies to:

GNYHA Services, Inc., Manager of GNYHA Holdings, LLC

555 West 57th Street

12th Floor

New York, New York 10019

Facsimile:     (212) 489-1409

Attention:     General Counsel

Proskauer Rose LLP

11 Times Square

New York, NY 10036

Facsimile:     212-969-2900

Attention:     Lauren Boglivi and Edward Kornreich

If to the Purchaser, to:

Premier Supply Chain Improvement, Inc.

13034 Ballantyne Corporate Place

Charlotte, NC 28277

Facsimile:     704-816-4864

Attention:     Legal Department

or at such other address as may be furnished in writing by the Purchaser to the Seller;

with a copy to:

McDermott Will & Emery, LLP

28 State Street

Boston, MA 02109

Facsimile:     617-321-4612

Attention:     Brian M. Bunn, Esq.

Except as otherwise provided in this Agreement, all notices and communications hereunder shall be deemed to have been duly given (a) when transmitted by electronic or facsimile transmission and confirmed, (b) when personally delivered or, (c) in the case of a mailed notice, three (3) Business Days after the date deposited in the mails, postage prepaid, in each case given or addressed as aforesaid.

11.6 Counterparts. This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic mail in PDF or similar format shall be effective as delivery of a mutually executed counterpart to this Agreement.

11.7 Headings; Gender. The headings of the sections, subsections and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement. Wherever reference is made herein to the male, female or neuter genders, such reference shall be deemed to include any of the other genders, as the context may require.

11.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties hereto shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties hereto the maximum extent permitted by applicable Law.

11.9 Specific Performance. The parties hereto acknowledge and agree that any party hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any party may be entitled, at law or in equity, such party shall also be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

11.10 Third Party Beneficiaries. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

11.11 Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

11.12 Dispute Resolution.

(a) The Seller, the Guarantor, the Purchaser and the Purchaser Guarantor agree, on behalf of themselves, the Seller Indemnified Parties and the Purchaser Indemnified Parties, that any Action based on or arising out of this Agreement or for recognition and enforcement of any judgment in respect thereof brought by a party hereto, a Seller Indemnified Party or a Purchaser Indemnified Party, or their respective successors or assigns (other than a dispute governed by Section 2.3, which shall be governed by the terms of Section 2.3, Section 2.4(d), which shall be governed by the terms of Section 2.4(d), Section 7.5 or Section 11.9, which shall be available to all parties hereunder) (a “Dispute”), shall first be submitted to mediation according to the Commercial Mediation Procedures of the American Arbitration Association (“AAA”) (see www.adr.org). Such mediation shall be attended on behalf of each party for at least one (1) session by a senior executive of the Seller and a senior executive of the Purchaser with authority to resolve the Dispute. Any period of limitations that would otherwise expire between the initiation of mediation and its conclusion shall be extended until twenty (20) days after the conclusion of the mediation.

(b) Any Dispute not resolved by mediation within forty-five (45) days of notice by one party to the other of the existence of a Dispute (unless the parties agree in writing to extend that period) shall be resolved by arbitration in accordance with the Commercial Arbitration Rules of the AAA (“AAA Rules”; see www.adr.org) and the Federal Arbitration Act, 9 U.S.C. §1 et seq. The arbitration shall be conducted in New York, New York, by one arbitrator appointed in accordance with the AAA Rules.

(c) The arbitrator shall follow the ICDR Guidelines for Arbitrators Concerning Exchanges of Information in managing and ruling on requests for discovery. The arbitrator, by accepting appointment, undertakes to exert her or his best efforts to conduct the process so as to issue an award within eight (8) months of her or his appointment, but failure to meet that timetable shall not affect the validity of the award.

(d) The arbitrator shall decide the Dispute in accordance with the substantive law of the State of Delaware and shall not award any damages, fees, cost, expenses or any other amounts that the parties have agreed to exclude pursuant to this Agreement. The award of the arbitrator may be entered in any court of competent jurisdiction.

11.13 Prevailing Party. In the event of a Dispute, the prevailing party in any Action in connection therewith shall be entitled to recover from such other party its costs and expenses incurred in connection with such Action, including, without limitation, reasonable legal fees and associated costs.

11.14 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that, subject to Section 11.14 above, any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore, each such party hereto hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the Transactions. Each party hereto hereby certifies and acknowledges that (a) no representative, agent or attorney of any other party hereto has represented, expressly or otherwise, that such other party hereto would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each such party understands and has considered the implications of this waiver, (c) each such party makes this waiver voluntarily, and (d) each such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 11.14.

11.15 Publicity. Except as required by applicable Law, no publicity, release, disclosure or announcement of or concerning this Agreement or the Transactions shall be issued by the Seller, a Company Party, or any Affiliate thereof, on the one hand, or the Purchaser, or any Affiliate thereof, on the other hand, without the advance written consent of the Purchaser and the Seller, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that the parties hereto shall be permitted to make disclosures concerning this Agreement to their accountants, attorneys and financial advisors, and Purchaser and its Affiliates shall be permitted to make disclosures concerning this Agreement and the transactions contemplated hereby: (a) to prospective investors, lenders and target companies in connection with financings and acquisitions that they are contemplating, provided, however, that such parties are subject to confidentiality restrictions materially equivalent to those between the parties hereto; and (b) to the extent required by the SEC, NASDAQ, and the Securities Act (based upon the reasonable advice of counsel). In the event that a party hereto or its Affiliates is required by applicable Law to make a release or announcement, such parties hereto shall provide the Purchaser or the Seller, as the case may be, with a reasonable opportunity to review such release or announcement before such release or announcement is made.

11.16 References.

(a) When a reference is made in this Agreement to a Section, subsection, Exhibit or Schedule, such reference shall be to a Section, subsection, Exhibit or Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement, in any schedules and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit or Schedule, including the Disclosure Schedules, and not otherwise defined shall have the meaning given to such term in this Agreement. Unless the context clearly requires otherwise, whenever the words “include”, “includes”, “including”, “such as” or terms of similar meaning are used in this agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein”, “hereby” and “hereunder” and terms of similar meaning when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as to the plural forms of such terms. Any agreement or instrument defined or referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a Person are also to its permitted successors and assigns. Pronouns of one gender shall include all genders. All accounting conventions shall be consistent with GAAP unless otherwise specified. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. All references to “Dollars” or “$” shall be to United States Dollars unless otherwise specified.

(b) The Exhibits and Schedules to this Agreement are a material part of this Agreement. Purchaser acknowledges and agrees that (i) any information set forth in one Section of the Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement and the Disclosure Schedule, so long as its applicability to such other Section or subsection of this Agreement or the Disclosure Schedule is readily apparent, (ii) notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had a Material Adverse Effect, and (iii) the information and disclosures contained in the Disclosure Schedules are intended only to qualify and limit the representations, warranties and covenants of the Seller contained in the Agreement, and will not be deemed to expand in any way the scope or effect of any of such representations, warranties or covenants. Capitalized terms used in the Disclosure Schedule and not otherwise defined therein have the meanings given to them in this Agreement.

11.17 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the day and year first above written.

PURCHASER:

PREMIER SUPPLY CHAIN IMPROVEMENT, INC.

By:	/s/ Craig McKasson
Name:	Craig McKasson
Title:	Chief Financial Officer

SELLER:

GNYHA HOLDINGS, LLC
By its Manager, GNYHA Services, Inc.

By:	/s/ Lee H. Perlman
Name:	Lee H. Perlman
Title:	Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the undersigned has hereunto set its hand as of the day and year first above written solely for the purposes of acknowledging and agreeing to Sections 7 and 9.4 and the other provisions in which the Guarantor is named.

GUARANTOR:

GNYHA SERVICES, INC.

By:	/s/ Lee H. Perlman
Name:	Lee H. Perlman
Title:	Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the undersigned has hereunto set its hand as of the day and year first above written solely for the purposes of acknowledging and agreeing to Sections 7 and 9.5 and the other provisions in which the Purchaser Guarantor is named.

PURCHASER GUARANTOR:

PREMIER HEALTHCARE ALLIANCE, L.P.

By	Premier Services, LLC,
Its general partner

By:	/s/ Craig McKasson
Name:	Craig McKasson
Title:	Chief Financial Officer

[Signature Page to Membership Interest Purchase Agreement]

Exhibit A

EBITDA Calculation and Accounting Methods

1.	Company Parties’ Adjusted EBITDA shall mean, the Consolidated Net Income of the Company Parties for the Earn-Out Period, increased by:

(a)	Provision for all state and local, unincorporated business, franchise and operating income taxes, excluding payroll Taxes; plus

(b)	Consolidated Net Interest Expense, if any; plus

(c)	Consolidated Depreciation and Amortization Expense; plus

(d)	Extraordinary, non-recurring and unusual, charges and expenses in accordance with GAAP (e.g., lawsuits); plus

(e)	Expenses related to integration and business optimization expenses including, but not limited to, expenses related to consolidation initiatives, relocation and integration expenses, travel and business expenses outside the normal course of business, one-time compensation charges (other than those provided in Section 2 below), amounts in excess of current cost to pension and post-retirement employee benefit plans, and any other employee benefits, the amount of any signing, retention and completion bonuses, including Retention Bonus Payment made by any Company Party (as described in Section 2.5), expenses incurred in separation of infrastructure from GNYHA, new systems design and implementation costs, software development costs; plus

(f)	Any prorated monthly costs allocated from Purchaser or an Affiliate during the Earn-Out Period, in excess of the following monthly costs:

General business and liability insurance costs of $8,917

Human resources services of $32,986

Payroll processing services of $3,333

Corporate communications services of $0

Accounting services of $0 (covered by Transition Services Agreement)

Legal services of $7,788

IT services of $0 (covered by Transition Services Agreement); plus

(g)	Any charges or expenses incurred pursuant to a management equity plan or stock option plan or arrangement or other management or employee benefit plan or agreement or post-employment benefit plan or agreement, pension plan, or any stock subscription agreement established by the Company Parties, Purchaser or any of its Affiliates; plus

(h)	Charges associated with the Consulting Agreements, except for those charges associated with the Consulting Agreement pursuant to which William Larkin will provide services; plus

(i)	Effects of any other adjustments (including the effects of such adjustments pushed down to the Company Parties) in Company Parties’ consolidated financial statements pursuant to GAAP (including in the inventory, property and equipment, software, goodwill, intangible assets, proceeds research and development, deferred revenue and debt line items thereof) resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition or disposition or the amortization or write off of any amounts thereof.

2.	Notwithstanding Section 1(e) above, amounts paid to Continuing Employees during the Earn-Out Period in any form for their retention, including additional base salary, benefits, bonuses, fringe or otherwise, up to such amount so that all Continuing Employees receive a compensation package after the Closing Date that is substantially similar in value to the total compensation received prior to the Closing Date, will be included in the Consolidated Net Income and therefore will not increase the Company Parties’ Adjusted EBITDA under Section 1(e).

3.	For purposes hereof, the following terms have the respective meanings set forth below:

(a)	Consolidated Net Income means the net income of the Company Parties determined in accordance with GAAP.

(b)	Consolidated Net Interest Expense means any interest expense incurred by the Company Parties.

(c)	Consolidated Depreciation and Amortization Expense means the total amount of depreciation and amortization expense on capitalized assets of the Company Parties.

4.	For purposes of the Consolidated Net Income and EBITDA calculations, the following additional Accounting Methods and principles shall apply:

(a)	Commission Revenue shall be reported on a cash basis during the Earn-Out Period and adjusted for the change in the Accrued Commissions Receivable balance during the Earn-Out Period. The calculation of Commission Revenue and Accrued Commissions Receivable as of June 30, 2017 shall be calculated consistent with GAAP and historical Accounting Methods (as defined in the Membership Interest Purchase Agreement) of the Company Parties and the calculation methodology used by the Company Parties for the fiscal year ended December 31, 2015. The calculation methodology for Commission Revenue recognizes revenue when the services are provided, purchases are made by customers, and the obligation to vendors are incurred for such purchases, and

(b)	Rebates shall be treated as a reduction to Commission Revenue. The calculation methodology for Rebates as of June 30, 2017 shall be calculated consistent with GAAP and historical Accounting Methods (as defined in the Membership Interest Purchase Agreement) of the Company Parties and the calculation methodology used by the Company Parties for the fiscal year ended December 31, 2015. The rebate accrual corresponding to these Rebates is calculated by (i) estimating member purchases based on prior month’s actual purchases and multiplying these purchases by the contracted rebate percentages by member and (ii) includes a general accrual at period end based on a ratio of actual rebates paid versus Commission Revenue received.

(c)	Any additional headcount, consulting services, direct expenses, or other purchased services for Marketing or Corporate Communications by the Company Parties, whether acquired through the Seller, the Purchaser, or a third party shall be treated an expense for purposes of the Consolidated Net Income and Company Parties’ Adjusted EBITDA calculations.

(d)	Bonus amounts paid to any Continuing Employees as contemplated by the Company Parties’ budgets, other than those bonuses definitively earned and actually paid pursuant to the terms of an Employee Benefit Plan set forth on Schedule 3.15(a), shall only be included as compensation expense for purpose of Consolidated Net Income and Company Parties’ Adjusted EBITDA calculations if, and only if, and only to the extent that, the Company Parties’ Adjusted EBITDA for the Earn-Out Period exceeds $60,100,000, net of any such bonus amounts

(e)	Additional bonus amounts paid to Greg Montano, Cynthia Radford, Lisa Walsh and/or David Mancione pursuant to their respective Employment Agreements, in excess of $327,500 combined, up to a combined total of and additional $46,644, shall only be included as a compensation expense for purposes of Consolidated Net Income and the Company Parties’ Adjusted EBITDA calculations, if, and only if and only to the extent that, the Company Parties’ Adjusted EBITDA for the Earn-Out Period exceeds $62,600,000, net of any such bonus amounts.

(f)	Bonus amounts paid to J. Sganga, up to a total of $163,384, shall only be included as a compensation expense for purposes of Consolidated Net Income and Company Parties’ Adjusted EBITDA calculations, if, and only if and only to the extent that, the Company Parties’ Adjusted EBITDA for the Earn-Out Period exceeds $62,600,000, net of any bonus paid pursuant to paragraph (e) first, and then net of such bonus to J. Sganga.